Exhibit 99.1

The following information is a direct translation of information contained in the Consolidated Financial Statements (‘Comptes Consolides’) section of Vivendi Universal’s Document de Reference provided to the Commission des operations de bourse. Amounts in the following information have been presented in accordance with accounting principles generally accepted in France. Vivendi Universal will file with the United States Securities and Exchange Commission (the “SEC”) an Annual Report on Form 20-F with respect to the fiscal year ended December 31, 2001 (the “Annual Report”) as soon as is practicable.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document.

OVERVIEW

Vivendi Universal is a société anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus that was completed in December 2000. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

Media and Communications

Content Businesses

•	The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

•	The Publishing business is a worldwide content leader in its core markets: publishing (including education, reference and literature), games and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDA’s (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology.

•	The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

Access Businesses

•	The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

•	The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDA’s, interactive TV and computers.

Environmental Services

Vivendi Environnement, a 63% owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

COMPARABILITY

Basis of Presentation

The discussion presented below focuses on an analysis of Vivendi Universal and business segment results prepared in accordance with accounting principles generally accepted in France (French GAAP). In order to enhance comparability and interpretation of financial information across its diverse and global shareholder base, Vivendi Universal has indicated that it intends to communicate financial information on a U.S. GAAP basis, beginning in 2002. To facilitate this transition, where indicated, certain information has been included in this document on a U.S. GAAP basis. French GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant reconciling items see Results of Operations — Adjustments to Conform to U.S. GAAP, on page 11 and Financial Statements — Note 14 Supplemental Disclosures Required under U.S. GAAP and SEC Regulations.

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Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Vivendi Universal has completed several significant transactions during the periods covered by its consolidated financial statements included in this discussion. Generally accepted accounting principles require that acquisitions be recorded based on an assessment of tangible and intangible assets acquired and liabilities assumed, based on fair values at the acquisition date. As a result of recent acquisitions, Vivendi Universal, with the assistance of third-party valuation experts in certain areas, has estimated the fair value of intangible assets (such as film libraries, music catalogs and trade names), tangible assets (such as property, equipment, inventory and marketable securities), liabilities and commitments (such as favorable or unfavorable leases and contracts and certain restructuring costs incident to the acquisitions) and preacquisition contingencies (such as litigation) for use in recording the purchase price of its acquisitions. The excess of the purchase price over net assets acquired is reflected as goodwill. The judgments made in determining the estimated fair value and expected useful lives assigned to acquired assets and liabilities can significantly impact net income. Additionally, should the value of acquired intangible or tangible assets, including goodwill, become impaired, a non-cash write-down of these assets may be required. Should restructuring costs incident to the acquisition, which in the case of Vivendi Universal generally relate to severance, differ from the liability established at the time of acquisition, additional cash charges to operations or a non-cash release of the established liability to operations may be required. Ultimate settlement of preacquisition contingencies could differ significantly from the contingency reflected at the time of acquisition, which could lead to additional cash charges to operations or a non-cash release of the established liability to operations.

Vivendi Universal uses various techniques designed to manage risk and costs associated with its financing. Vivendi Universal commonly uses exchangeable debt, which represents long-term debt exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi Universal and could result in the bondholder electing to receive cash at settlement. In addition, we use various derivative financial instruments to hedge exposure to fluctuations in interest rates, currency exchange rates and investments in debt and equity securities.

Vivendi Universal holds minority interests and receivables in companies having operations or technology in areas within or adjacent to its strategic focus, some of which are publicly traded companies whose share prices are highly volatile and some of which are non-publicly traded companies whose value is difficult to determine. Vivendi Universal records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary, and records an allowance for receivables if recoverability is uncertain. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments or receivables, thereby possibly requiring an impairment charge in the future.

Vivendi Universal records deferred tax assets to the amount that it believes is more likely than not to be realized. While we have future taxable income and ongoing prudent and feasible tax planning strategies, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Vivendi Universal determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

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Changes in Accounting Principles and Financial Statement Presentation

Vivendi Universal has adopted new accounting principles and financial statement presentation in order to more closely align accounting policies between French and U.S. GAAP and improve comparability between French and U.S. GAAP reporting standards. The principal changes, as they relate to the discussion presented below, are as follows:

In 2001, as permitted by French Regulation 99.02 (§41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format previously presented. For our subsidiary, Vivendi Environnement, revenues now include operating subsidies and exclude revenues related to construction for internal use assets. Additionally, the definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items are primarily comprised of gains and losses on the disposal of businesses. Exceptional items are presented as a separate component in the Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or net financial expenses. In order to facilitate the discussion and comparability of 2001 and 2000 financial results, a restated 2000 Consolidated Statement of Income has been presented to give effect to these changes, which reduced revenues by €218 million, increased net exceptional income by €865 million, reduced operating income by €748 million, increased net financial expenses by €129 million and reduced income tax expense by €12 million.

In 2000, Vivendi Universal adopted new accounting principles related to foreign currency translation/transactions, subscriber acquisition costs and broadcasting rights. Income and expenses of subsidiaries whose functional currency is not the euro, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income for the year ended December 31, 1999 by €16 million. Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income for the year ended December 31, 1999 by €107 million. Subscriber acquisition costs, which were previously spread over twelve months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income for the year ended December 31, 1999 by €88 million. Broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 or 1999. Total assets increased by €2 billion in 2000 (most of which related to intangible assets) and total liabilities and shareholders’ equity increased by the same amount. In order to facilitate the discussion and comparability of 2000 and 1999 financial results, we have presented the 1999 financial statements on a restated basis.

For further discussion of some of the policies used in preparing our financial statements see, Financial Statements — Note 1, Summary of Significant Accounting Policies.

Pro Forma

As several significant transactions have realigned our businesses and impacted the comparability of our financial statements, business segment financial information for 2001 and 2000 is also presented on a pro forma basis which illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as discussed below, as if the transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the Environmental Services business does not include pro forma comparisons, since the pro forma adjustments did not impact that segment. The pro forma results are not indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000, however, we believe this information will help the reader to better understand our business results.

Merger of Vivendi, Seagram and Canal Plus
 On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included: Vivendi Universal’s combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of

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Seagram common shares (other than those exercising dissenters’ rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal’s wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held; and Vivendi Universal’s merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business.

In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately U.S.$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately U.S.$7.7 billion. The spirits and wine business generated revenues of €5 billion and operating income of €0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

Purchase of Interest in Maroc Telecom
 In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco’s national telecommunications operator for approximately €2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights. As a leader in Moroccan telecommunications, Maroc Telecom operates 1.2 million fixed lines, has 3.7 million GSM clients and generated revenues of approximately €1.4 billion in 2001. In collaboration with Maroc Telecom, Vivendi Universal intends to apply its telecommunications experience to the modernization of Morocco’s telecommunications industry.

Acquisition of Houghton Mifflin Company
 In July 2001, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading U.S. educational publisher, for approximately U.S.$2.2 billion, including assumption of Houghton Mifflin’s average net debt of approximately U.S.$500 million. With this acquisition, Vivendi Universal Publishing (VUP), already a leader in France, Spain and Brazil and with a very strong market share throughout Europe and Latin America, became one of the world’s largest educational publishers. The Houghton Mifflin acquisition also significantly enhanced VUP’s position in the U.S. textbook market.

Acquisition of MP3.com, Inc.
 On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately U.S.$400 million, or U.S.$5 per share, in a combined cash and stock transaction. The acquisition of MP3.com brings to Vivendi Universal millions of dedicated music fans, a robust distribution platform, technology that strengthens our ability to handle subscriptions, direct marketing and data management, and technology that applies to all devices, across a range of Vivendi Universal businesses, including music, film, games and possibly books, plus strong management and technology teams.

Disposition of Interest in Sithe
 In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc. (Exelon) for approximately U.S.$696 million. The net proceeds of the transaction to Vivendi Universal were approximately U.S.$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe. Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe’s results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for €2.13 billion. This transaction generated a capital gain of €415 million.

Disposition of Interest in France Loisirs
 In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated €153 million, generating a capital loss of €1 million.

Other Transactions

In addition to the significant transactions discussed above, several other transactions also impacted our annual results. In 2001, these transactions included:

CANAL+ Group’s Sale of its Stake in Eurosport - In January 2001, CANAL+ Group announced that it had sold its 49.5%

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interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to €303 million for CANAL+ Group and €345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ Group will remain a distribution channel for Eurosport. CANAL+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

Exchangeable Bond Issuance — In February 2001, Vivendi Universal placed €1.8 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3% of the capital stock of Vivendi Environnement. The 2%, five year bonds were issued at a price of €55.90, a 30% premium over the previous day’s weighted-average price.

Convertible Bond Issuance — In February 2001, Vivendi Universal placed €457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67% stake. The 1%, five-year bonds were issued at a price of €77.35, a 30% premium to Vinci’s then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised their over-allotment option to purchase €70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to €527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal’s stake in Vinci.

Acquisition of Uproar Inc. — In February 2001, Flipside Inc., a subsidiary of Vivendi Universal’s Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of Uproar’s outstanding stock for U.S.$3 per share, or a total consideration of U.S.$128 million. The transaction has made the combined entity an international leader in Web-based interactive gaming.

Disposition of AOL France — In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and CANAL+ Group swapped their interest in the AOL France joint venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and CANAL+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at U.S.$725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of U.S.$719 million. If this was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in the consolidated financial statements in the amount of U.S.$725 million. This transaction generated a net capital gain of €402 million.

Acquisition of EMusic.com — In April 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer of U.S.$0.57 per share. The net purchase price approximated U.S.$24 million. The acquisition was completed on June 14, 2001.

Sale of Stake in Havas Advertising — In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world’s fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The €484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of €125 million. In December 2001, Vivendi Universal sold the rights to the ‘Havas’ name to Havas Advertising for approximately €4.6 million.

Participation in Elektrim — In September 2001, Elektrim Telekomunikacja (Telco), in which Vivendi Universal has a 49% interest, acquired all of Elektrim SA’s landline telecommunications and Internet assets. Vivendi Universal loaned Telco €485 million, at arms-length conditions, to provide them with the necessary funds for the acquisition.

UMTS License — In July 2001, the French government officially granted SFR (Société Française de Radiotéléphone), an indirect subsidiary of Vivendi Universal, a license to provide 3G (third generation) UMTS (Universal Mobile Telecommunications System) mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that will allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The license was initially granted for a period of 15 years and a license fee of €4.95 billion, with payments spread over the 15-year period. However, as a result of a delay in the manufacture of equipment and infrastructure for UMTS technology and the economic weakness in the telecommunications industry, the original terms of the license were renegotiated with the French government. In October 2001, the French government announced the revised terms of the 3G UMTS license. The license was extended to a period of 20 years and the license fee was split into two — a fixed upfront fee of €619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when

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the service commences. The new arrangement reduces cash expenditures related to the license during 2001 to 2003 by more than €2 billion and is expected to contribute to an improvement in Vivendi Universal’s cash flow and debt position.

UPC Alliance - In August 2001, CANAL+ Group and UPC (United Pan-Europe Communications N.V.) agreed to merge their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the CANAL+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) will be managed and controlled by CANAL+ Group, who will own 75% of TKP. UPC will contribute its Polish satellite assets to TKP in exchange for a 25% interest and €150 million in cash. As part of this transaction CANAL+ Polska will also be available on UPC’s Polish cable network, in which UPC will retain 100% control. The agreement was finalized in December 2001 after having received regulatory approval. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001. The new joint platform will be launched in the first quarter of 2002 with a base of more than 700,000 subscribers.

Disposal of Investment in BSkyB – In October 2001, in order to meet the requirements imposed upon Vivendi Universal by the European Commission in connection with the Merger Transactions, Vivendi Universal sold approximately 96% (400.6 million shares) of its investment in British Sky Broadcasting (BSkyB). The investment in BSkyB was sold for 616 pence per share to two British companies, which were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds were sold to a financial institution. The proceeds from this transaction approximated €4 billion. Concurrently, Vivendi Universal entered into a total return swap agreement with the same financial institution, which resulted in Vivendi Universal retaining the financial risk or benefit associated with BSkyB’s market value until no later than October 2005. In December 2001, the financial institution issued share certificates exchangeable into 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market), and resulted in a capital gain of approximately €1.1 billion for Vivendi Universal. Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale because, although the beneficial interests of the two British companies are held by the financial institution, Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies and a liability representing the borrowings used to acquire them are recorded in Vivendi Universal’s consolidated financial statements. Other marketable securities include €1.5 billion representing the historical value of the BSkyB shares and long-term debt includes approximately €4 billion. The capital gain related to the 150 million shares certificates issued in December 2001 was recorded as a financial receivable in short-term loans receivable. The remaining 14.9 million BSkyB shares were held by a trustee in the U.K. to serve the Pathé exchangeable bonds. In February 2002, Vivendi Universal (the acquirer of Pathé) exercised its option to redeem the bonds. The redemption date was fixed for March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per 10,000 French francs principal amount of bonds up to and including February 26, 2002.

Sale of 9.3% Interest in Vivendi Environnement - In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Vivendi Environnement for approximately €38 per share or total proceeds of €1.2 billion, generating pre-tax capital gains of €116 million (net of €10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Vivendi Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Vivendi Environnement at €55 per share until March 2006. These transactions did not modify Vivendi Universal’s 63% consolidated interest in Vivendi Environnement as the warrant issue replaces the shares sold that were allocated to the exchangeable bonds.

Goodwill Impairment – Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement). The charge was comprised of €6 billion for CANAL+ Group, €3.1 billion for Universal Music Group, €1.3 billion for Universal Studios Group, €1.3 billion for international Telecoms businesses, €0.6 billion for Vivendi Environnement (net of €0.3 billion minority interest) and €0.3 billion for Internet businesses. Of the total charge, €12.1 billion related to consolidated subsidiaries and €0.8 billion related to investments accounted for using the equity method.

For further discussion of the impairment charge, see Financial Statements - Note 2 Acquisitions and Dispositions.

In 2000 and 1999, other transactions that impacted our annual results, included:

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Disposition of Non-Core Construction and Real Estate Businesses — In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Générale d’Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity’s senior management for €42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe’s leading construction company) from 49.3% to 16.9%, receiving in exchange €572 million, which resulted in a capital gain of approximately €374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci’s results effective July 1, 2000.

Formation/IPO of Vivendi Environnement - Vivendi Environnement was formed at the end of 1999. It brought together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in FCC (Fomento de Construciones y Contratas). Vivendi Environnement’s formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Générale des Eaux, Dalkia and Companie Générale d’Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. US Filter (United States Filter Corporation) and our interest in FCC were acquired by Vivendi Environnement in December 1999. In July 2000, Vivendi Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering (IPO).

Lagardère Alliance - In July 2000, pursuant to an alliance between Canal Plus and Lagardère, a French media company, Lagardère acquired a 34% stake in CanalSatellite and a 27.4% stake in MultiThématiques. Canal Plus reduced its stake in MultiThématiques to 27.4% (Vivendi reduced its indirect interest to 9%). Canal Plus and Lagardère also set up three joint ventures. The first, 51% owned by Lagardère and 49% by Canal Plus, will own and operate existing theme channels and intends to create others. The second, 51% owned by Lagardère and 49% by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardère. The third, a 50/50 joint venture between Lagardère and MultiThématiques, will create and distribute new theme-based channels based on Lagardère’s international brands.

Dalkia-EDF Agreement – In December 2000, Vivendi Environnement entered into an agreement with EDF (Electricité de France) pursuant to which they have consolidated Dalkia’s energy services operations with EDF. As part of that process, in late 2000 and early 2001, Vivendi Environnement completed a series of transactions with EDF that resulted in the recognition of pre-tax capital gains of €121 million and €735 million in 2001 and 2000, respectively.

Canal Plus — Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately €1.4 billion. The acquisition increased Vivendi’s ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

US Filter — In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter, a U.S. based water treatment and equipment manufacturing company, for €5.8 billion cash, financed through the issuance of Vivendi Universal bonds and common shares.

Havas Interactive - In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a U.S. based software company, for €678 million.

Supplemental Financial Data

The supplemental financial data presents earnings before interest, taxes, depreciation and amortization (EBITDA) for our Media and Communications businesses. As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group) and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media and Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal’s EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

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RESULTS OF OPERATIONS

EARNINGS SUMMARY (French GAAP Basis)

	Year Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros, except per share data)
Revenues	€57,360	€41,580	€41,798	€40,855

Operating income	€3,795	€1,823	€2,571	€1,836

Financial expenses, net	(1,928)	(762)	(633)	(87)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	1,867	1,061	1,938	1,749

Exceptional items, net	2,365	3,812	2,947	(846)

Income tax (expense) benefit	(1,579)	(1,009)	(1,021)	946

Income before goodwill amortization, equity interest and minority interest	2,653	3,864	3,864	1,849

Equity in (losses) earnings of unconsolidated companies	(453)	(306)	(306)	33

Goodwill amortization	(15,203)	(634)	(634)	(606)

Income (loss) before minority interest	(13,003)	2,924	2,924	1,276

Minority interest	(594)	(625)	(625)	159

Net income (loss) — French GAAP	€(13,597)	€2,299	€2,299	€1,435

Adjustments to conform to U.S. GAAP:

Business combinations and goodwill	(333)	(263)	(263)	(1,053)

Goodwill impairment charge	12,626	—	—	—

Impairment of other long-lived assets	(1)	(23)	(23)	521

Intangible assets	(62)	(106)	(106)	(192)

Financial instruments	316	105	105	(208)

Disposal of investment in BSkyB	774

Employee benefit plans	(33)	(108)	(108)	(241)

Other	(290)	(46)	(46)	25

Tax effect on adjustments	(535)	50	50	(41)

Net income (loss) — U.S. GAAP	€(1,135)	€1,908	€1,908	€246

Earnings (loss) per share — French GAAP:

Basic	€(13.53)	€3.63	€3.63	€2.70

Diluted	€(13.53)	€3.41	€3.41	€2.49

Earnings (loss) per share — U.S. GAAP:

Basic	€(1.16)	€3.24	€3.24	€0.48

Diluted	€(1.16)	€3.03	€3.03	€0.48

Net cash provided by operating activities	€4,500	€2,514	€2,514	€772

Net cash provided by (used for) investing activities	€4,340	€(1,481)	€(1,481)	€(12,918)

Net cash (used for) provided by financing activities	€(7,469)	€(631)	€(631)	€13,746

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 3.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 3.

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2001 versus 2000 (restated)

Revenues

Total revenues were €57.4 billion in 2001. Revenues generated by our core businesses, at €57.2 billion, increased 43%, of which 27% was due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000), 4% resulted from the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, and the remaining 12% was generated by a combination of organic growth and the impact of less significant acquisitions and disposals.

Revenues generated by our Media and Communications businesses increased 107% to €28.1 billion, accounting for 49% of our total revenues compared to 33% in 2000. As actual 2000 revenues only include twenty-three days of the acquired Seagram’s operations, year-on-year comparisons are not meaningful. On a pro forma basis, which includes twelve months of comparable operations both for Seagram and the above 2001 acquisitions, revenues increased 9% to €28.9 billion (10% excluding Universal Studios Group filmed entertainment). Double-digit revenue growth of 24% and 36%, respectively, were generated by our Telecoms and Internet businesses. Our TV & Film and Publishing businesses generated revenue growth of 8% and 5%, respectively. In our Music business, revenues declined 1%, however, this was a strong performance in a down market.

Revenues generated by our Environmental Services businesses, at €29.1 billion, increased 11%, 8% of which was generated by organic growth and 3% of which was due to the implementation of the Dalkia-EDF agreement and other acquisitions. Organic growth was generated by new contracts in all divisions, the strong performance of the water division’s design-build business in France, expansion in the U.K. and Northern Europe in the waste management division and the higher price of energy and increased activity at cogeneration facilities in France, expansion in Eastern Europe and strong sales initiatives in the U.K. in the energy division. Our Environmental Services businesses represented 51% of our revenue, compared to 63% in 2000.

Reflecting our withdrawal from construction and real estate operations, principally the disposition of part of our interest in Sithe, revenues from non-core businesses declined from €1.7 billion in 2000 to €151 million in 2001.

In 2001, €24.3 billion or 42% of total revenues were generated in France, compared to €20.9 billion or 50% in 2000. The revenues decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenues generated outside of France, €14.6 billion was earned in the rest of Europe, including €4.2 billion in the United Kingdom. In the U.S., revenues increased 81% to €12.7 billion. The rest of the world generated revenues of €5.8 billion.

Operating Income

Total operating income more than doubled to €3.8 billion. Operating income generated by our core businesses, at €3.8 billion, increased 145%, of which 59% was due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000), 38% resulted from the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, and the remaining 48% was generated by a combination of organic growth and the impact of less significant acquisitions and disposals.

Our Media and Communications businesses generated operating income before holding and corporate expenses of €2.2 billion in 2001 compared to €174 million in 2000. Including holding and corporate expenses, Media and Communications operating income was €1.8 billion compared to an operating loss of €39 million in 2000. As actual 2000 operating income only includes twenty-three days of the acquired Seagram’s operations, year-on-year comparisons are not meaningful. On a pro forma basis, which includes twelve months of comparable operations both for Seagram and the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, operating income increased 89% to €1.9 billion. This significant improvement primarily reflects increased profitability at Universal Studios Group and within our Telecoms and Publishing businesses.

Operating income generated by our Environmental Services businesses increased 24% to €2 billion, primarily resulting from new environmental contracts, particularly in water and energy divisions, and the benefits of productivity plans and restructuring programs of the former US Filter international operations. Our Environmental Services businesses contributed 52% to our operating income in 2001, compared to 87% in 2000.

Our non-core businesses incurred an operating loss of €7 million in 2001 compared to operating income earned of €273 million in the prior year. This decline reflects our withdrawal from construction and real estate operations.

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Financial Expenses, Net

Net financial expenses are principally comprised of financing costs, financial provisions, capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Net financial expenses increased 153% in 2001 to €1.9 billion, primarily due to reduced capital gains on the sale of portfolio investments and increased financial provisions. Net financing costs, at €1.5 billion, increased €167 million or 13%, as a higher average level of debt associated with our acquisitions was partially offset by a lower average cost of debt of 4.02% compared to 5.15% in 2000. Capital gains on the sale of portfolio investments declined to €143 million. In 2001, the principal gains were on the sale of Sante Luxembourg and St. Gobain shares. In 2000, €702 million of capital gains were primarily related to the sale of Alcatel shares and treasury stock. Financial provisions increased 146% in 2001 to €482 million, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other-than-temporary declines. Other components of net financial expenses included €51 million of foreign exchange gains, €13 million of dividends from unconsolidated companies and €71 million premium expense on the buy-back of Vivendi Universal puts.

Exceptional Items, Net

As discussed above, the definition of exceptional items was restricted in 2001 to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. Current year net exceptional income totaled €2.4 billion, the principal components of which were capital gains on the disposal of and/or dilution of our interest in other companies, including: €1 billion on the BSkyB transactions, €712 million on the disposition of AOL France, €151 million on the sale of Eurosport, €116 million on the sale of a 9.3% interest in Vivendi Environnement (net of €10 million in fees), €125 million on the sale of Havas Advertising and €121 million on the Dalkia/EDF transactions.

Comparable net exceptional income in 2000 totaled €3.8 billion, the principal components of which were gains of: €780 million on the dilution of our interest in Vivendi Environnement due to its IPO (initial public offering), €735 million in the Dalkia/EDF transactions, €534 million and €473 million on the dilution of our interests in Vinci and BSkyB, respectively, €408 million on the Lagardère/CanalSatellite/MultiThématiques alliance, €372 million on the dilution of our interest in Sithe and sale of the GPU power plants and €178 million on the dilution of our interest in Havas Advertising.

Income Taxes

Our income and deferred tax provision increased 56% to €1.6 billion, primarily due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000). Excluding exceptional items, goodwill amortization, equity losses and minority interest Vivendi Universal’s effective tax rate in 2001 was 40.8%.

Equity in Losses of Unconsolidated Companies

Equity in losses of unconsolidated companies increased 48% to €453 million, primarily due to increased losses from Internet affiliates, principally Vizzavi and Scoot.com, which increased 200% to €291 million. Losses at CANAL+ Group’s affiliates more than doubled to €236 million, primarily due to the poor performance of operations in Poland. Partially offsetting these increases was the disposal of BSkyB, which reduced equity losses by €119 year-on-year. The inclusion of a full twelve-month results of Universal Studios Group affiliates also had a positive impact, primarily due to equity earnings of €141 million from USA Networks.

Goodwill Amortization

Recurring goodwill amortization increased to almost €1.7 billion, primarily due to the inclusion of a full twelve-months of goodwill amortization related to the merger with Seagram and Canal Plus. Additionally, as previously discussed, our 2001 annual review for impairment of the carrying value of long-lived assets resulted in a non-recurring, non-cash charge of €12.9 billion to goodwill amortization. The charge resulted from the recent market decline and was determined, in conformity with our accounting policy and principles related to the valuation of long-lived assets. Long-lived assets may be impaired when events or circumstances indicate that a decline in value may be other than temporary. Measurement of any impairment is based on fair value and impairment charges recognized when there is a significant other than temporary decline between the carrying value and the fair value of the long-lived assets. The impairment principally relates to goodwill connected to the merger with Seagram and Canal Plus, as well as assets from foreign activities in the telecom and Internet businesses. The impact of the charge on future results will be to reduce goodwill amortization by approximately €380 million per year. The goodwill impairment charge is reversed under U.S. GAAP (see below Adjustments to conform to U.S. GAAP), as measurement of any impairment is based on the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of (SFAS 121). SFAS 121 requires that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate disposal of an asset are less than the net carrying value of the asset. On this basis no impairment was indicated.

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Minority Interest

Minority interest, at €594 million, decreased 5%. The merger with Seagram and acquisition of Maroc Telecom and improved profitability at Cegetel increased minority interest by approximately €174 million and €247 million, respectively. Offsetting these increases were reductions of approximately €459 million related to our Environmental Services businesses (including €0.3 billion related to the goodwill impairment charge) and €106 million related to the disposal of non-core businesses.

Net Income (Loss) and Earnings (Loss) Per Share

A net loss of €13.6 billion or €13.53 per share (basic and diluted) was incurred in 2001, compared with net income earned of €2.3 billion or €3.63 per basic share and €3.41 per share on a diluted basis in 2000.

Adjustments to conform to U.S. GAAP

For the year ended December 31, 2001, the net loss under U.S. GAAP was €1,135 million compared to a net loss of €13,597 million under French GAAP. The most significant reconciling item was the reversal of the goodwill impairment charge, which increased net income by approximately €12.6 billion. Other reconciling items, specific to 2001, resulted from the differential accounting treatment for the sale of our investment in BSkyB, which increased net income by approximately €110 million, and the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which increased net income by approximately €74 million. For the years ended December 31, 2000 and 1999, net income under U.S. GAAP was €1,908 million and €246 million, respectively, compared to net income of €2,299 million and €1,435 million under French GAAP.

The most significant reconciling item impacting all periods presented relates to business combination accounting, as described in Note 14 to our Consolidated Financial Statements. As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities, whereas under U.S. GAAP goodwill is always recognized as an asset. Additionally, certain acquisitions, notably Havas and Pathé, that did not meet the U.S. GAAP criteria for pooling were accounted for in our Consolidated Financial Statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For U.S. GAAP purposes, these acquisitions were accounted for as purchase business combinations, accordingly goodwill is computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to U.S. GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under U.S. GAAP.

For further discussion of the significant items in reconciling French GAAP and U.S. GAAP, as they apply to the Vivendi Universal, see Financial Statements - Note 14 Supplemental Disclosures Required Under U.S. GAAP and SEC Regulations.

2000 versus 1999 (restated)

Revenues

Total revenues were €41.8 billion in 2000. Revenues generated by our core businesses, at €40.1 billion, increased 37%, of which almost 20% resulted from acquisitions and the impact of consolidating the results of CANAL+ Group for the full twelve-month period in 2000 (compared to three months in 1999), approximately 4% resulted from favorable foreign currency exchange rates and over 13% was due to organic growth.

Revenues generated by our Media and Communications businesses increased 63% to €13.6 billion, primarily due to the consolidation of CANAL+ Group, as discussed above. Organic growth was 19% with growth in all business segments. Universal Studios Group and Universal Music Group contributed revenues of €194 million and €495 million, respectively, in the twenty-three day period since the completion of the merger on December 8, 2000. Our Media and Communications businesses generated 33% of our revenue, compared to 20% in 1999.

Revenues generated by our Environmental Services businesses, at €26.5 billion, increased 26%, primarily due to the full-year effect of acquisitions made in 1999, principally US Filter, which was consolidated for twelve months in 2000 compared to eight months in 1999. Organic growth of 11% was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. Our Environmental Services businesses represented 63% of our revenue, compared to 51% in 1999.

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Revenues from non-core businesses declined to €1.7 billion from €11.6 billion in 1999, primarily reflecting the dispositions of Vinci and Nexity, which had generated revenues of €8.8 billion and €1.5 billion, respectively, in 1999. Of the €1.7 billion in revenues from non-core businesses, €1.4 billion was earned by Sithe, in which we now have a reduced interest.

In 2000, €21.2 billion or 51% of total revenue was generated in France, compared to €23.6 billion or 58% in 1999. The revenue decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenue generated outside of France, €5.6 billion was earned in the euro zone (includes 10 countries in Western Europe) and €4.8 billion was earned in European countries outside the euro zone, including €3 billion in the United Kingdom. In the Americas, revenue increased 52% to €8.5 billion, in Asia/Pacific, revenue reached €1.3 billion, including €0.5 billion in Australia, an increase of 64%. In emerging markets, revenue was approximately €0.5 billion.

Operating Income

Operating income was €2.6 billion in 2000, a 40% increase over 1999. Our Media and Communications businesses generated operating income of €612 million, before holding and corporate expenses, more than triple that of 1999. Including holding and corporate expenses, Media and Communications operating income was €417 million, representing 16% of our total operating income. This growth came primarily from our Telecoms business. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of €660 million, up from €185 million in 1999. In addition, Cegetel’s fixed telephony business start-up losses were reduced, from €206 million in 1999 to €149 million in 2000.

Operating income generated by our Environmental Services businesses reached €1.9 billion in 2000, up from €1.5 billion in 1999. This 28% increase is attributable primarily to Vivendi Water and Onyx. Organic growth, primarily resulting from new environmental contracts, was 10%. Our Environmental Services businesses contributed almost 74% to our operating income in 2000, compared to 81% in 1999. Operating income from non-core businesses, principally in construction and real estate amounted to €257 million in 2000 versus €351 million in 1999.

Financial Expenses, Net

Net financial expenses increased significantly to €633 million, primarily due to increased financing costs associated with our acquisitions. In addition to €1,288 million of financing costs, net financial expenses included €685 million of capital gains on the sale of portfolio investments, primarily the sale of Alcatel and treasury shares and €92 million of financial provisions. In 1999, our net financial expense was comprised of €872 million in financing costs, €451 million of capital gains, €163 million of financial provisions and €236 million of foreign exchange gains. Our average cost of debt in 2000 was 5.15% compared to 5.13% in 1999.

Exceptional Items, Net

As discussed above, prior to 2001, Vivendi Universal had a broader definition of exceptional items, which in addition to capital gains on the disposal of and/or dilution of our interest in other companies also included restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. In 2000, net exceptional income of €2.9 billion was earned compared to net exceptional expense incurred of €0.8 billion in 1999. The principal components of net exceptional income in 2000 were €3.8 billion capital gains on the disposal of and/or dilution of our interest in other companies, partially offset by restructuring costs of €271 million and other exceptional charges of €559 million. The most significant capital gains were: €780 million on the dilution of our interest in Vivendi Environnement due to its IPO, €735 million in the Dalkia/EDF transactions, €534 million and €473 million on the dilution of our interests in Vinci and BSkyB, respectively, €408 million on the Lagardère/CanalSatellite/MultiThématiques alliance, €372 million on the dilution of our interest in Sithe and sale of the GPU power plants and €178 million on the dilution of our interest in Havas Advertising. Restructuring costs included €147 million for our Publishing business and €124 million for our Environmental Services business.

Income Taxes

Our income and deferred tax provision was €1 billion in 2000, compared to a tax benefit of €946 million in 1999. The year-on-year variance primarily results from a revaluation of tax loss carry forwards in 1999 of approximately €1 billion. Excluding exceptional items, goodwill amortization, equity losses and minority interest Vivendi Universal’s effective tax rate in 2000 was 33.7%.

Equity in Earnings (Losses) of Unconsolidated Companies

The equity in earnings of affiliates decreased to a loss of €306 million in 2000 from income of €33 million in 1999. The decrease is

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primarily due to increased losses from TV & Film affiliates of €109 million in 2000 compared to €20 million in 1999 and BSkyB of €119 million in 2000 compared to €14 million in 1999, combined with losses of €125 million from new Internet affiliates, most of which did not exist in 1999.

Goodwill Amortization

Goodwill amortization increased 5% to €634 million in 2000, primarily due to the inclusion of twenty-three days of goodwill amortization related to the merger with Seagram and Canal Plus, partially offset by the impact of dispositions.

Net Income and Earnings Per Share

Net income of €2.3 billion or €3.63 per basic share and €3.41 per share on a diluted basis was earned in 2000, compared with net income of €1.4 billion or €2.70 per basic share and €2.49 per share on a diluted basis in 1999.

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BUSINESS SEGMENT RESULTS (French GAAP Basis)

	Actual				Pro Forma (3)
	Year Ended December 31,				Year Ended December 31,

	2001	2000 (1)	2000	1999 (2)	2001	2000

	(In millions of euros)
Revenues

Music	€6,560	€495	€495	€—	€6,560	€6,611
Publishing	4,286	3,540	3,540	3,278	4,722	4,497

TV & Film	9,501	4,248	4,248	1,151	9,501	8,795

Universal Studios Group	4,938	194	194	—	4,938	4,741

CANAL+ Group & Other	4,563	4,054	4,054	1,151	4,563	4,054

Telecoms	7,639	5,270	5,270	3,913	7,977	6,458

Internet	129	48	48	2	184	135

Media & Communications	28,115	13,601	13,601	8,344	28,944	26,496

Environmental Services	29,094	26,294	26,512	20,959	29,094	26,294

Non-core businesses	151	1,685	1,685	11,552	151	261

Total Vivendi Universal	€57,360	€41,580	€41,798	€40,855	€58,189	€53,051

Operating Income (Loss), before goodwill amortization

Music	€719	€86	€86	€—	€719	€726

Publishing	479	172	345	352	448	388

TV & Film	(74)	(354)	(111)	(103)	(74)	(334)

Universal Studios Group	300	(13)	(13)	—	300	7

CANAL+ Group & Other	(374)	(341)	(98)	(103)	(374)	(341)

Telecoms	1,330	464	486	(60)	1,418	776

Internet	(290)	(195)	(194)	(35)	(301)	(238)

	2,164	173	612	154	2,210	1,318

Holding & Corporate	(326)	(212)	(195)	(152)	(326)	(322)

Media & Communications	1,838	(39)	417	2	1,884	996

Environmental Services	1,964	1,589	1,897	1,483	1,964	1,589

Non-core businesses	(7)	273	257	351	(7)	21

Total Vivendi Universal	€3,795	€1,823	€2,571	€1,836	€3,841	€2,606

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 3.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 3.

(3)	The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments.

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Supplemental Data (French GAAP Basis)

Media and Communications EBITDA Reconciled to Operating Income

	Actual				Pro Forma (3)
	Year Ended December 31,				Year Ended December 31,

	2001	2000 (1)	2000	1999 (2)	2001	2000

	(In millions of euros)
EBITDA (4)

Music	€1,158	€94	€94	€—	€1,158	€1,157

Publishing	817	493	493	410	827	770

TV & Film	1,224	526	526	85	1,224	771

Universal Studios Group	653	(4)	(4)	—	653	241

CANAL+ Group & Other	571	530	530	85	571	530

Telecoms	2,307	1,131	1,303	494	2,450	1,642

Internet	(209)	(183)	(183)	(34)	(210)	(207)

	5,297	2,061	2,233	955	5,449	4,133

Holding & Corporate	(261)	(137)	(137)	(76)	(261)	(250)

Media & Communications EBITDA	5,036	1,924	2,096	879	5,188	3,883

Depreciation & amortization	(2,605)	(1,329)	(1,501)	(729)	(2,682)	(2,210)

Film amortization at CANAL+ Group	(223)	(142)	(142)	(122)	(223)	(142)

Book plate amortization at Vivendi Universal Publishing	(49)	(36)	(36)	(26)	(78)	(95)

Other one-time items (5)	(192)	(456)	—	—	(192)	(440)

Restructuring charges	(129)	—	—	—	(129)	—

Media & Communications Operating Income (Loss)	€1,838	€(39)	€417	€2	€1,884	€996

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 3.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 3.

(3)	The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of our interest in France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments.

(4)	As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media and Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

(5)	Other one-time items primarily related to reorganization costs at CANAL+ Group.

MUSIC

In order to present meaningful comparative information for assessing earnings trends at Universal Music Group (UMG), the following discussion focuses on pro forma results, which include twelve months of operations in each year presented. The actual 2000 results only include twenty-three days of UMG operations since the completion of the merger on December 8, 2000. Revenues for that period were €495 million, operating income and EBITDA were €86 million and €94 million, respectively.

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2001 versus 2000

Pro forma — Amid the backdrop of an economic recession and the fallout from the events of September 11, the year 2001 was a period of turbulence and transition for the music industry. Worldwide music sales were down as the music market witnessed an estimated global market decline of almost 5% in value, with declines in all regions except ANZA (Australia/New Zealand/Africa).

In view of the difficult and unpredictable market conditions, UMG delivered solid results. Revenues and operating income declined less than 1%, to €6.6 billion and €719 million, respectively, and EBITDA was essentially flat at €1.2 billion. Although the impact of foreign currency exchange rate movements on total results was not significant, revenues, EBITDA and operating income would have increased slightly on a constant euro basis, as foreign exchange gains in North America were more than offset by foreign exchange losses in all other regions. Excluding one-time income received last year from legal settlements with MP3.com and others, revenues increased 1% and EBITDA increased 4% on a constant euro basis. Depreciation and amortization, which is the only difference between EBITDA and operating income, increased 2% accounting for the decline in operating income. UMG’s global market share is estimated to have increased 0.6 points to 22.7%, reflecting growth in Europe and ANZA partially offset by declines in Asia and Latin America. UMG’s North American market share essentially remained unchanged. Best selling albums in the year included those by Shaggy, Enrique Iglesias, Nelly Furtado, Limp Bizkit, Andrea Bocelli and the soundtracks of O Brother Where Art Thou and Moulin Rouge. Although unit sales of the ten best selling albums declined 35% year-on-year, overall unit sales declined by only 1% reflecting the strength of UMG’s catalog and local repertoire. Gabrielle, S Club 7 and Hear’Say from the U.K., No Angels and Rammstein from Germany, L5 from France and Masaharu Fukuyama from Japan all sold in excess of one million copies. The soundtracks to Universal’s films The Fast and the Furious, American Pie 2 and Bridget Jones’s Diary also sold over one million copies each, with the latter shipping in excess of three million copies.

North American revenues declined 1% (2% on a constant euro basis) year-on-year, primarily due to the weak U.S. music market in which total album sales fell 2.8% year-on-year. In the U.S., UMG retained its market leadership with a market share of 26.4% of total albums sold, down 0.4 percentage points but 10 percentage points above its closest competitor, according to SoundScan. In Canada, UMG increased its market share by 3.7 percentage points to 28.2%. North American EBITDA increased 1% (decreased 1% on a constant euro basis) as lower costs of sales were offset by higher overhead and marketing costs and a decline in international sales of local repertoire. Excluding income from the MP3.com legal settlement, EBITDA grew 4% at constant exchange rates.

In Europe, not only did UMG retain the #1 position, but it also increased its lead over the rest of the competition both in singles and albums chart share. The Music & Media pan-European sales chart reported that UMG’s share of 2001’s Eurochart Hot 100 Singles listing increased significantly to 31.7%, from 22.4% in 2000, propelled by massive hits such as Eminem’s Stan and Shaggy’s It Wasn’t Me. In album sales, UMG enjoyed a 1.3 percentage point growth to 26.4%, driven by market gains in the U.K. and Germany. European revenues increased 3% (5% on a constant euro basis) as growth in the U.K., France and Germany more than offset declining sales in many other markets of the region. The Popstars TV phenomenon, including Hear’Say in the U.K., L5 and Star Academy in France and No Angels in Germany, also contributed to the growth and in total sold over four million albums and in excess of seven million singles. European EBITDA declined 16% (15% on a constant euro basis) primarily due to lower international sales of local repertoire combined with higher overhead and marketing costs.

ANZA witnessed an estimated market growth of 6.6% during the year, the only region in the world that exhibited growth. UMG’s performance in ANZA was exceptionally strong. Regional market share increased 3% to 22.6%, strengthening UMG’s market leadership. Revenues increased 15% (26% on a constant euro basis) driven by the recovery in the Australian music market and new license deals. EBITDA increased 3% (14% on a constant euro basis), however, a higher proportion of license and joint venture sales eroded margins.

In Asia, weakness in Japan resulted in an estimated 7.2% decline in the music market and a 0.8 percentage point decline in UMG’s market share to 10.9%. Asian revenues declined 11% (4% on a constant euro basis) primarily due to the deconsolidation of Decca Taiwan, which was partially offset by strong increases in sales in Korea and Taiwan. EBITDA increased 8% (18% on a constant euro basis) due to a reduction of losses in Taiwan and improved profitability in Japan driven by cost savings and lower returns rates.

The deteriorating business environment in Latin America resulted in an estimated 27.3% decline in the music market, which was compounded by a 1.9 percentage point drop in UMG’s market share. Revenues declined 24% (18% on a constant euro basis) reflecting the poor market conditions, heavy returns in Brazil and Mexico and the filing of a major Argentine customer for bankruptcy protection. EBITDA declined compared to the prior year due to lost contribution from the drop in sales and an increase in the provision for doubtful accounts and inventory obsolescence.

In addition to the economic recession, the music industry also has to contend with a shrinking market in terms of traditional sales. In a maturing CD market, online sales are expected to drive the next wave of structural growth. However, the explosion of Internet piracy

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and the increasing popularity of file sharing and CD-burning have threatened industry growth. UMG is focused on combating piracy and continues to pursue strategic initiatives to legitimize digital-music offerings and deliver affordable music content to consumers on global and multi-platform bases. Over the past year, these initiatives have included:

•	pressplay, the online music service which is a joint venture between Sony Music Entertainment and UMG, continued to expand its online catalog through licensing agreements with EMI, as well as several independent labels (Madacy, Navarre, OWIE, Razor & Tie, Roadrunner, Rounder, Sanctuary, TVT Records and Zomba). Its catalog also includes titles from Sony Music and Universal Music. pressplay, launched in December 2001, offers consumers on-demand access to a vast catalog of digital music through an array of affiliates, including MP3.com, MSN and Yahoo!.

•	UMG continued to license its music catalog in the U.S. with non-exclusive agreements. For example, Launch.com received a catalog license from UMG for their interactive radio service; Full Audio, a digital music subscription service provider, licensed a significant number of recordings from UMG’s catalog for their on-demand download subscription service; Streamwaves, licensed Christian albums from UMG’s catalog for its on-demand streaming music subscription service “Higherwaves”; and MusicMusicMusic, licensed certain albums for its on-demand streaming music service.

•	UMG has been undergoing extensive exploration and technical evaluation of a variety of technologies designed to prevent the growing problem of CD copying and duplication. UMG implemented copy protection on a limited number of releases in the fourth quarter 2001.

These initiatives together with UMG’s continued focus on cost control and strengthening its worldwide leadership position, coupled with a strong 2002 release schedule including, Shania Twain, Eminem, Limp Bizkit, U2, Shaggy, Bon Jovi, Sting, Dr. Dre and Nelly, among others, indicate that UMG is well positioned for 2002. However, the music market in 2002 is expected to remain challenging.

2000 versus 1999

Pro forma – UMG’s revenues increased almost 16% to €6.6 billion in 2000. Excluding the impact of favorable foreign exchange, revenue would have increased 5%. In 2000, sixty-seven albums reached worldwide sales in excess of one million units and five albums sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua, among others. UMG continued to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, UMG continued to maintain a strong local repertoire presence. In 2000, revenue generated in North America accounted for 44% of the total music revenue. The European market accounted for 39%, Asia Pacific contributed 13% and Latin America accounted for the remaining 4%. Operating income increased 42% and EBITDA increased 38% (24% on a constant euro basis), reflecting strong performances in North America and Europe and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in our electronic business initiatives and weaker results in Latin America.

PUBLISHING

The current year has been a period of transformation for Vivendi Universal Publishing (VUP), during which it successfully integrated the operations of Universal Interactive Games, completed its acquisition of Houghton Mifflin, disposed of France Loisirs and entered into an exclusivity agreement to sell approximately 80% of its business-to-business (B2B) and health divisions to the Cinven investment fund. With these transactions, VUP now the third largest worldwide publisher has refocused its activities in areas where it is a market leader: publishing (including education, reference and literature) and games, both of which are not reliant on advertising revenues. Along with these two divisions, VUP will retain only its consumer press division, which includes the major French brands, Groupe Express, Groupe Expansion and Groupe l’Etudiant.

2001 versus 2000 (restated)

Actual – Revenues increased 21% to €4.3 billion, EBITDA increased 66% to €817 million and operating income increased 178% to €479 million. These significant improvements primarily reflect the inclusion of six months results of the acquired Houghton Mifflin operations and a full twelve months results of the acquired Universal Interactive Studios, partially offset by the loss of earnings due to the disposal of France Loisirs. In order to present meaningful comparative information for assessing earnings trends at VUP, the following discussion focuses on pro forma results, which illustrate the effect of the acquisitions of Houghton Mifflin and Universal Interactive Studios and the disposition of France Loisirs, as if the transactions had occurred at the beginning of 2000.

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2001 versus 2000

Pro forma – VUP generated revenues of €4.7 billion, up 5%, EBITDA of €827 million, up 7%, and operating income of €448 million, up 15%. The improved results primarily reflect the very strong performances of the games and publishing divisions. Operating income growth was higher than revenues and EBITDA growth due to lower reorganization costs and other one-time expenses in 2001 compared to 2000, partially offset by increased depreciation and amortization related to the acquisition of Houghton Mifflin in 2001.

At the games division, revenues grew by 23% to €503 million and EBITDA increased 26% to €109 million reflecting the strong performance of all groups. After its reorganization, Sierra successfully launched Arcanum and Throne of Darkness in the third quarter and Empire Earth in the fourth quarter, which positively impacted results. Despite the lack of a major new release in 2001, Blizzard Entertainment had a successful year due to the strong performance of the Diablo II expansion pack. Universal Interactive Studios finished the year well due to a very strong fourth quarter release schedule that included, Spyro The Dragon: Season of Ice on Game Boy Advance, The Mummy Returns and Crash Bandicoot: The Wrath of Cortex on PS2 (PlayStation2) and Bruce Lee: Quest of the Dragon on Xbox. PPG (Partner Publishing Group), a newly created internal studio, had a solid year distributing games for third parties, including Aliens Versus Predator from Fox, Baldur’s Gate: Dark Alliance from Interplay and Dark Age of Camelot from Mythic Entertainment.

At the publishing division, revenues and EBITDA increased 5% and 12%, respectively, (excluding businesses that will be divested as part of the anticipated sale of the B2B and health divisions) due to the strong performance of the education division and Houghton Mifflin. Excluding Houghton Mifflin, education revenues increased 9% to €1.1 billion and EBITDA, at €193 million, grew by 48%. The strong results reflect a highly successful back-to-school program in France, Spain and Brazil, the successful launch of Jumpstart in the U.S. and Adibou3 in France, continued high profitability at Larousse and Le Robert and strong results at Kids U.S. and Europe due to new edutainment licenses with Mattel, Jurassic Park and Sabrina. At Houghton Mifflin, revenue grew 13% to €1.3 billion and EBITDA increased 15% to €303 million. These results reflect growth at the K12 (kindergarten to grade 12) divisions primarily due to the issuance of revised textbook editions and the success of the new high school mathematics program. The college division outperformed the industry with 8% revenue growth, and the trade division’s performance was bolstered by the launch of the first J.R.R. Tolkien books.

Results at the literature division were good with strong and continued growth of Pocket Sales, partially offset by a slow down on the larger formats in the second half of the year. Results at the consumer press division were down due to the slowdown in advertising and classifieds but circulation remains strong.

Businesses that will be divested as part of the anticipated sale of VUP’s B2B and health division’s generated revenues of €955 million and EBITDA of €136 million in 2001, down 2% and 17%, respectively compared to 2000.

With an outstanding 2002 game release schedule including, Warcraft III: Reign of Chaos from Blizzard, Malice on PS2 and Xbox from Sierra, Crash Bandicoot: The Wrath of Cortex on Xbox, The Scorpion King: Sword of Osiris and Crash Bandicoot: The Huge Adventure on Game Boy Advance and The Thing on Xbox and PS2 from Universal Interactive Studios, the games division is expected to continue its growth in 2002. The publishing division is in a good position to outperform the market due to stronger competitive positions, education opportunities such as the Reading Program adoption in California and strong program renewals in Spain (despite a low adoption year) and continuous international development in the reference business. These factors combined with improved margins due to restructuring and cost control, indicate that VUP will contribute positively to revenue and EBITDA growth in 2002.

2000 versus 1999 (restated)

Actual – Revenues, at €3.5 billion, increased 8%, EBITDA grew 20% to €493 billion and operating income declined 2% to €345 million. Excluding the amortization of Havas Interactive acquired software, operating income would have increased 8% to €381 million, approximately 5% of which was from organic growth. Organic revenue growth at our games division was 27%, primarily due to the worldwide success of Diablo II. The education division generated revenues of approximately €1.0 billion and had a successful year in textbooks (partly due to the turnaround of Anaya in Spain) but faced a weak market for educational CD-ROM sales, primarily in the U.S. Revenues generated by the health division at €419 million, increased in excess of 90%, due in part to the integration of Staywell-3V, a leading provider of consumer health information. Organic revenue growth in the health division was 6%. The information division contributed revenues in excess of €1.2 billion, an increase of 6%, reflecting the outstanding advertising market for B2B and consumer magazines. The literature division (excluding France Loisirs) performed well with revenue of €184 million, up 10% from 1999. Revenue generated outside France accounted for 46% of the VUP’s businesses compared to 40% in 1999. 2000 versus 1999

Pro forma - Pro forma results differ from actual results only in that they include twelve months results of the acquired Universal

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Interactive Studios operations in each year presented. Revenues generated by Universal Interactive Studios were €60 million and €74 million in 2000 and 1999, respectively, and EBITDA/operating income was €37 million and €32 million in 2000 and 1999 respectively.

TV & FILM

The TV & Film business is comprised of Universal Studios Group (USG) and CANAL+ Group and Other.

2001 versus 2000 (Restated)

Actual – In 2001, revenues increased 124%, EBITDA more than doubled and the operating loss was reduced to €74 million from €354 million in 2000. These significant improvements primarily reflect the combined full year effect of the Merger Transactions and successful integration of USG. As the actual 2000 results only include twenty-three days of USG operations since the completion of the Merger Transactions, the following discussion focuses on pro forma results, which include twelve months of operations in each year presented.

2001 versus 2000

Pro forma – Total revenues increased 8% to €9.5 billion. Excluding the revenues of USG filmed entertainment, which increased 4%, revenue growth was 11%. EBITDA, at €1.2 billion, increased by 59% and the operating loss declined by 78% to €74 million.

USG generated revenues of €4.9 billion, up 4% (2% on a constant euro basis), EBITDA of €653 million, up 172% (166% on a constant euro basis), and operating income of €300 million, an increase of €293 million over 2000. The significantly improved results primarily reflect the solid performance of the motion picture business. The strength of current year releases, including The Mummy Returns, The Fast and the Furious, Jurassic Park III, American Pie 2 and Bridget Jones’s Diary, which have grossed combined worldwide box office receipts in excess of U.S.$1.4 billion through February 2002, resulted in improved theatrical earnings. Earnings from video, DVD and television sales also benefited from the carryover effects of successful current and prior year releases such as The Mummy Returns, Jurassic Park III, Hannibal, Dr. Seuss’ How The Grinch Stole Christmas, Gladiator and Shrek, among others. Results from the television and networks businesses declined year-on-year, primarily due to lower revenues from KirchMedia in Germany, resulting from disputed agreements involving the licensing of film and television programming. Revenues also declined due to the presentation of certain distribution agreements on a net basis as compared to the gross basis used in the past.

Universal Studios’ recreation business generated a 7% increase in revenues and an 11% increase in EBITDA. Although Universal’s theme parks in the U.S. have been negatively impacted by the economic weakness and fallout from the events of September 11, its theme parks outside the U.S. have been unaffected. The improved results are primarily due to management fees earned from the new park – Universal Studios Japan – that opened on March 31, 2001, and the expansion of Universal CityWalk Hollywood that opened in April 2000, partially offset by lower attendance and visitor spending at Universal Studios Hollywood and reduced management fees from Universal Studios Orlando. At Spencer Gifts, revenue and EBITDA growth were 6% and 3%, respectively, primarily due to an increase in new/non-comparable store sales.

The strong 2001 results generated by USG are expected to continue into 2002, as they will benefit from the carryover affects of recent hit films as they continue to generate revenues from video, DVD and television. Additionally, USG has a strong slate of new theatrical releases including among others; the critically acclaimed award winning drama A Beautiful Mind; award winning comedy Big Fat Liar, which has been voted the Award of Excellence by the Film Advisory Board, Inc. for Quality Family/Children’s Entertainment; action/adventure spectacle Brotherhood of the Wolf, which after a record-breaking run in its native country, France, opened in the U.S. with the second highest weekend gross per theater of any film currently in release; and, in March 2002, Universal Pictures and Amblin Entertainment will release the 20th anniversary version of Steven Spielberg’s masterpiece E.T. The Extra-Terrestrial. The recreation business may be challenged in the near-term by changes in the public’s travel and spending habits following the recent events and economic weakness, but as it contributed less than 2% of total Media and Communications revenues it is not expected to have a significant negative impact on future results. The recent transaction with EchoStar Communications Corporation and expected transaction with USA Networks, Inc., detailed in the Recent Events section of this discussion, will also impact future results.

At CANAL+ Group and Other, revenues increased 13% to €4.6 billion, EBITDA grew 8% to €571 million and an operating loss of €374 million was incurred, compared to €341 million in 2000. The improved revenues and EBITDA results are primarily due to the strong performance of StudioCanal and the continued development of digital distribution platforms, in which a growing subscriber base and higher ARPU (average revenue per user) continue to generate growth. During the year, the number of individual digital subscribers increased by 18% to 6.1 million customers, the total number of subscriptions (individual and collective, analog and digital)

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increased 4% to 15.9 million and total ARPU increased by 6%. The increase in ARPU reflects both price increases and the continuous move from analog to digital subscriptions, the latter of which generate higher ARPU. However, the total churn rate increased 2 percentage points in the year to 18.4%, driven by increases in Africa and Italy. Churn in France, our largest market, only increased 0.4 percentage points. The Nordic region experienced a decrease of 8.5 percentage points. EBITDA growth was not as significant as revenue growth primarily due to the increased costs associated with sports broadcasting rights in the French market. The benefit of EBITDA growth on operating income was more than offset by a 16% increase in depreciation and amortization, primarily due to higher films amortization in StudioCanal corresponding to increased revenues, which resulted in increased operating losses.

At CANAL+ TV, revenues increased 10% as all operations, with the exception of CANAL+ France, generated double-digit revenue growth. EBITDA at CANAL+ TV declined 12% as the improved results generated by CanalSatellite, Telepiù and CANAL+ Benelux and Nordic were more than offset by the results of CANAL+ France. At CANAL+ France, revenues declined 1%, as increased subscription revenues were more than offset by a decrease in advertising revenues, due to the weak advertising market. With the revenue decline, programming costs controls were insufficient to compensate for the increased investment in sports broadcasting rights and EBITDA declined 28%. CanalSatellite, our French digital satellite platform, generated revenue and EBITDA growth of 19% and 28%, respectively. The strong performance reflects continued growth in the subscriber base and higher ARPU. Telepiù, our Italian service, generated a 15% increase in revenues and decreased EBITDA losses by 26%, primarily due to a higher average number of subscribers during the year, increased ARPU and savings on recruitment, programming and general and administrative costs. At CANAL+ Benelux, revenues and EBITDA growth were 25% and 74%, respectively. The improved results were primarily due to the consolidation of CANAL+ Belgium, the French-speaking operator, on a twelve-month basis compared to six months in 2000. CANAL+ Nordic generated a 19% increase in revenues and decreased EBITDA losses by 60%. These improvements were due to an increase in the number of individual digital subscribers and higher ARPU. Other pay TV revenues at CANAL+ TV increased 15% primarily due to the performances of Sport+ and CANAL+ Technologies. Sport+, our sports trading company, succeeded in developing sales of English and French soccer rights and benefited from the sale of rights to events organized on a bi-annual basis. CANAL+ Technologies benefited from increased royalties from set-top box manufacturers and new contracts with third parties in the Middle East and United States.

In the film business, StudioCanal’s revenues increased 48% and EBITDA growth was 30%. The strong performance was primarily due to the success of several films produced and/or distributed, including Hannibal and Crimson River in Germany, and Brotherhood of the Wolf, Traffic, What Women Want, Belphégor and Bridget Jones’s Diary in France. Video and DVD sales also increased, driven by the success of Scary Movie, Chicken Run, Scream 3, Jamel and Brotherhood of the Wolf. Partially offsetting the improved results were lower library sales and additional direct expenses.

At CANAL+ Group, a growing digital subscriber base and the continuation of restructuring efforts designed to reduce costs and improve EBITDA margins, should benefit 2002 results. However, restructuring in Poland (merger with UPC) and Italy (potential acquisition of Stream), working capital and capital expenditures required to support the increased subscribers base and investments in programs will not result in CANAL+ Group generating positive cash flow or operating income in the short-term. Longer term, restructuring actions are expected to have a positive impact on both cash flows and results.

2000 versus 1999 (Restated)

Actual — Revenues totaled €4.2 billion in 2000, of which €4.0 billion was generated by CANAL+ Group and Other and €0.2 billion was generated by USG in the twenty-three day period following the Merger Transactions.

2000 versus 1999

Pro forma — Pro forma results include the operations of USG on a twelve-month basis and the consolidation of CANAL+ Group for twelve months in 1999. Pro forma EBITDA more than doubled to €771 million, on revenues of €8.8 billion, largely due to strong box office performance at Universal Studios and a solid subscriber base in the pay television market, as discussed above. The performance of Universal Studios improved year-on-year. Revenues increased 23% (6% on a constant exchange rate basis) to €4.7 billion, operating income was €7 million, an increase of €282 million, and EBITDA was €241 million, an increase of €337 million. These results reflect improvements in both the filmed entertainment and recreation and other businesses. Within the filmed entertainment business, revenue increased 22% (5% on a constant rate basis), and EBITDA was €70 million, an improvement of €281 million compared to 1999. These results primarily reflect the solid performance of the motion picture business. The theatrical success of Dr. Seuss’ How The Grinch Stole Christmas, Gladiator, Meet the Parents, Erin Brockovich and Nutty Professor II: The Klumps, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertainment results. Results of the television and networks business also improved in 2000, primarily due to improved operating performance for channels launched in prior years and higher international earnings on USA Networks product, partially offset by lower library sales. Within the recreation and other business, revenue increased 26% (8% on a constant rate basis),

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and EBITDA increased to €171 million an improvement of €56 million compared to 1999. These results reflect improved earnings at Universal Studios Hollywood principally due to the opening of the CityWalk expansion in April 2000, increased management fees and earnings generated from the expansion of Universal Orlando and increased retail sales at Spencer Gifts.

Revenue growth for CANAL+ Group was 17%, with 13% growth in pay TV. All divisions contributed to the revenue growth. At December 31, 2000, CANAL+ Group had 15.3 million subscriptions, an increase of 9% over the prior year. The number of digital subscribers increased 32% to 5.3 million. In spite of increased subscriptions and digital subscribers and several hits from StudioCanal, the CANAL+ Group operating loss increased to €98 million from a €22 million loss in 1999, on a full year basis. The increased loss was primarily due to investment in the Italian pay television market, sports rights and competition in Europe, which increased expenses aimed at reinforcing subscriber loyalty and the move towards digitalization. This was partly offset by positive operating results at StudioCanal and CanalSatellite.

TELECOMS

2001 versus 2000 (Restated)
Actual — Revenues increased 45% to €7.6 billion, EBITDA more than doubled to €2.3 billion and operating income almost tripled to €1.3 billion. Excluding the results of the acquired Maroc Telecom, which was consolidated for the first time in the second quarter, revenue growth was 26%, EBITDA increased 56% and operating income increased 103%. The significantly improved results demonstrate the strength of SFR, which increased revenues 21% and EBITDA 50%. SFR benefited from the growing penetration of the French mobile market, which grew 12.2 percentage points to 61.6% during 2001. In the same period, SFR’s customer base (including its subsidiary in Reunion, an overseas department of France) increased 24% to 12.6 million customers, SFR’s market share of gross additions increased 5% or 1.6 percentage points to 34% and its market share of net additions increased 9% or 2.9 percentage points to 33.7%. In addition to market share gains in gross and net additions, SFR was successful in reducing total acquisition costs 23% year-on-year, increasing ARPU from prepaid customers 4% to €19.7 and increasing ARPU from postpaid customers 1% to €58. Total ARPU declined 4% year-on-year however, due to an increased proportion of prepaid customers in the customer base, a general trend in the French market. Prepaid customers generate less revenue than postpaid customers and at the end of the year prepaid customers accounted for 49% of SFR’s customer base compared to 43% at the end of 2000. The total monthly churn rate increased 0.2 percentage points to 2.0% as a reduction in the postpaid churn rate was more than offset by an increase in the prepaid churn rate. New services such as SMS (Short Message Service) also contributed to the improved results. In 2001, the volume of SMS sent by SFR customers more than doubled to 1 billion, compared to 440 million in 2000.

Operating results for Cegetel’s fixed telephony services division continued to improve during the year, resulting in revenue growth of 61% and a 9% reduction in EBITDA losses. Excluding the impact of one-time start-up costs related to new business developments in broadband, the reduction in EBITDA losses was 26%. Cegetel had 2.9 million lines (including 45% of pre-selected lines) in operation by December 31, 2001, compared with 2.4 million lines (including 27% of pre-selected lines) at December 31, 2000. Total voice volume in millions of minutes increased 56% year-on-year.

Operating results for Vivendi Telecom International (VTI) also improved. Excluding the results of the acquired Maroc Telecom, VTI generated revenue growth of 62% and EBITDA growth of 52%.

2001 versus 2000

Pro forma - Pro forma results differ from actual results only in that they include twelve months results of the acquired Maroc Telecom operations in each year presented. Revenues generated by Maroc Telecom were €1.4 billion and €1.2 billion in 2001 and 2000, respectively. Maroc Telecom earned EBITDA of €682 million in 2001 compared to €511 million in 2000. Mobile market growth, primarily in the prepaid category, resulted in Maroc Telecom’s mobile customer base increasing 56% to 3.7 million customers. However growth in the mobile market resulted in an 18% decline in Maroc Telecom’s fixed telephony customer base to 1.2 million customers.

Telecoms’ continued focus on its policy of optimizing market share and profitability, reducing acquisition costs, controlling churn and increasing ARPU by offering new services to customers, indicate that Telecoms is well positioned for 2002. Benefits of the strong growth of data through well-established SMS, as well as the beginning of GPRS (General Packet Service Radio) service, in addition to new offers, such as Universal Music Mobile (UMM), should also have a positive impact on future results. The renegotiation of the terms for the 3G (third generation) UMTS (Universal Mobile Telecommunications System) license in France will strengthen 2002/2003 cash flow.

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2000 versus 1999 (restated)

Actual — Revenues increased 35% to €5.3 billion, EBITDA grew 164% to €1.3 billion and operating income of €486 million was earned compared to an operating loss of €60 million incurred in 1999. The strong results were primarily due to the continuing development of SFR, whose revenue increased by 31% and EBITDA doubled, reflecting a 38% increase in the user base. At December 31, 2000, SFR had 10.1 million customers, up from 7.3 million customers at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew approximately 15 percentage points to 49.4% at the end of 2000. SFR’s revenue growth was achieved despite a 15% decrease in total ARPU due to an increased proportion of prepaid customers in the customer base. Prepaid customers accounted for 43% of SFR’s total customer base at the end of 2000, versus 33% at the end of 1999. Additionally, SFR’s revenue growth suffered from a decrease in incoming calls from fixed lines and from the full year effect over 2000 of fixed-to-mobile rates’ reduction decided in September 1999 at the request of the ART, the French telecommunications regulator.

Revenues from Cegetels’ fixed telephony services division increased 43% and EBITDA losses were reduced by 40%. These improvements reflect an increase in the user base with 2.4 million lines at the end of 2000 compared to 1.5 million lines at the end of 1999, significant growth of voice traffic, partially offset by price pressure on voice products and the continued development of data transmission services.

The significant improvement in operating income resulted from the increased customer base and a slight reduction in acquisition costs per user at SFR, and the increased customer base, cost control programs and network restructuring at Cegetels’ fixed telephony services division, partially offset by a decrease in tariffs. In 1999, the operating loss was impacted by a change in accounting principle, whereby mobile subscriber acquisition costs, which were previously spread over twelve months from the date the line was put into service, are now charged to expense.

INTERNET

2001 versus 2000 (restated)

Actual – Revenues increased 169% to €129 million, EBITDA losses, at €209 million, increased 14% and operating losses increased 49% to €290 million. The revenue growth primarily resulted from the launch and acquisition of new Internet operations in 2001 and the full-year impact of 2000 launches and acquisitions. The inclusion of four months results of the acquired MP3.com operations contributed revenues of €27 million and EBITDA of €3 million. The February 2001 merger between Flipside and Uproar positively impacted results as Flipside’s revenues doubled to €35 million and EBITDA losses were more than halved to €17 million. Canal Numedia and Viventures also performed well. Revenues generated by Canal Numedia increased over €16 million to €20 million while EBITDA losses declined 19% to €29 million. These improvements primarily reflect the acquisition of Allociné (including Cinéstore) and cost reductions. Viventures revenues increased 63% to €15 million and EBITDA increased 41% to €5 million, primarily due to the growth in management fees. The increase in EBITDA and operating losses was primarily due to losses at Scoot Europe, Ad 2-One and Education Europe combined with start-up/development costs and marketing expenses. Internet sites that Vivendi Universal will divest as part of the anticipated sale of VUP’s B2B and health divisions generated revenues of €16 million and EBITDA losses of €43 million.

2001 versus 2000

Pro forma - Pro forma results differ from actual results only in that they include twelve months results of the acquired MP3.com operations in each year presented. Revenues generated by MP3.com were €82 million and €87 million in 2001 and 2000, respectively. EBITDA of €2 million was earned in 2001 compared to EBITDA losses incurred of €24 million in 2000. Operating losses declined by €21 million to €22 million. The decrease in MP3.com’s revenues was primarily due to the decline in the advertising market. The improvement in EBITDA and operating losses resulted from a reduced cost base.

2000 versus 1999 (restated)

Actual - During 2000, many new Internet operations were launched or acquired including, Ad-2One, an online advertising agency and i-France, a multiservice portal that serves six European countries. Revenues increased to €48 million, primarily as a result of these new businesses. The EBITDA and operating losses incurred, of €183 million and €194 million, respectively, were primarily due to start-up and development costs and marketing expenses.

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ENVIRONMENTAL SERVICES

2001 versus 2000 (restated)

Actual - Revenues, at €29.1 billion, increased 11%, 3% of which was primarily due to the implementation of the Dalkia-EDF agreement and other acquisitions. The impact of positive foreign currency exchange rate movements on revenues was not significant. Revenues from the water business, at €13.6 billion, increased 7%, due to the development of new municipal and industrial contracts around the world and the strong performance of the design-build business in France, partially offset by reduced revenues in the U.S. resulting from lower equipment sales and direct business with residential customers, due to the current economic weakness. The waste management business generated revenues of €5.9 billion, up 12%, almost 4% of which was due to the acquisition of Marius Pederson in Scandinavia and the full-year impact of the 1999 acquisition of Pacific Waste Management in Hong Kong. Expansion in the U.K and Northern Europe, combined with the impact of the Novartis contract also contributed to the waste management revenue growth. In the energy business, revenues increased 34% to €4.0 billion. Almost 20% of the revenue growth resulted from two external factors: firstly, subsidiaries transferred from EDF under the Dalkia-EDF agreement, and secondly, the acquisition of Siram in Italy. The remaining 14% revenue growth was due to the higher price of energy and increased activity at cogeneration facilities in France, expansion in Eastern Europe and strong sales initiatives in the U.K. Revenues from the transportation business, at €3.1 billion, declined 1%, however, excluding the negative impact of foreign currency exchange rate movements in the U.K., Scandinavia and Australia, revenues would have increased slightly. In France, revenues increased due to strong results in the rail and intercity business activities, the full impact of the Saint-Etienne contract, and the change in indexes (the price of diesel and the fuel-price harmonization in the Greater Paris area). Outside France, in addition to expansion in Northern and Eastern Europe, Connex strengthened its operations in Spain through Portillo and established itself in the United States by acquiring Yellow Transportation, which has already signed two contracts. These developments partially offset the loss of the South Central license in the U.K. and of Barraqueiro in Portugal. FCC generated revenues in excess of €5 billion, €2.5 billion of which was contributed to Vivendi Environnement reflecting its 49% interest. Year-on-year, FCC’s revenue contribution increased 16%, reflecting new construction contracts and the award of new concessions for municipal services.

Operating income generated by our Environmental Services businesses increased 24% to €2 billion, primarily due to improvements at the water, energy and transportation divisions, combined with increased contribution from FCC. At the water division, increased earnings were primarily due to the benefits of productivity plans in France, a restructuring program of the former US Filter international operations, development of industrial clients and contacts signed in 2000 and new contracts signed in 2001. At the energy division, the earnings increase was due to an improved performance in France, benefits from the Dalkia-EDF agreement and the development of international activities. Operating income at the waste management division was flat year-on-year as declines in France, due to the fall in the price of paper and tougher competition, and difficulties in North America and to a lesser extent Australia were offset by improvements in the U.K. and new acquisitions. Year-on-year, FCC’s operating income contribution increased approximately 11%, reflecting the favorable market for environmental and construction businesses in Spain.

Despite the challenging economic environment, Vivendi Environnement won numerous new contracts in 2001, both in France and internationally. More recently they have obtained several new contracts including, municipal contracts signed in Poland (Tarnowskie Gory and Miastecczko Slaskie), Jordan (Ramtha) and Eastern Europe (Vilnius and Tallinn) and industrial contracts with Thomson MultiMedia in Italy and the Futuroscope leisure park near Poitiers in France. These new contracts, together with Vivendi Environnement’s continued focus on developing its core businesses while disposing of non-core assets such as the Filtration and Separations Group and Bristol will strengthen and benefit future results and indicate that Vivendi Environnement is well positioned for 2002 and beyond.

2000 versus 1999 (restated)

Actual - Revenues, at €26.5 billion, increased 26%, 10% of which resulted from the full-year impact of acquisitions made in 1999, principally US Filter in water and Superior Services in waste management. Favorable foreign currency exchange rate movements accounted for 5% of the revenue growth with the remaining 11% resulting from organic growth. Revenues from the water business were €12.9 billion, an increase of 23%, including 10% organic growth. Organic growth was generated by new contracts outside France and the steady development of waterworks in France. Revenues from the waste management business were €5.3 billion, an increase of over 50%, of which organic growth was in excess of 13%. Organic growth resulted from a number of new contracts and increases in volumes and the price of paper. In the energy business, revenues increased 14% to €3.2 billion, including almost 10% organic growth generated by cogeneration facilities in France and expansion in Northern and Eastern Europe. The transportation business generated revenues of €3.1 billion, up 29%, including organic growth of 13%, which resulted primarily from the development of the Stockholm and Melbourne contracts outside France and urban contracts within France. FCC generated revenues in excess of €4 billion, €2 billion of which was contributed to Vivendi Environnement’s consolidated revenue, reflecting its 49% interest.

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Operating income, at €1.9 billion, increased 28%, 12% of which resulted from 2000 acquisitions and full-year impact of the 1999 acquisitions, primarily US Filter and Superior Services. Favorable foreign currency exchange rate movements accounted for 6% of the growth with the remaining 10% resulting from organic growth, principally in the water, energy and transportation divisions. Operating income generated by the water division increased 35% including over 11% from organic growth. Organic growth resulted from new contracts acquired outside France, steady activities in the United States and the benefits of a cost management policy. The waste management division generated operating income of €399 million, an increase of almost 45%, primarily as a result of acquisitions. Operating income from the energy business increased approximately 13% to €191 million, including organic growth of 16%. The transportation division generated operating income of €108 million, an increase of in excess of 14%, primarily due to the favorable evolution of Stockholm and British contracts. FCC generated operating income of €208 million, an increase of 12%.

LIQUIDITY AND CAPITAL RESOURCES

Vivendi Universal uses a combination of cash generated from operating activities, debt, equity offerings and proceeds from the sales of businesses and other investment holdings to fund its expansion and acquisition activities.

Financial Position — At December 31, 2001, Vivendi Universal had €41.8 billion of debt, €4.7 billion of cash and cash equivalents and €36.7 billion of shareholders’ equity compared to €38.8 billion of debt, €3.3 billion of cash and equivalents and €56.7 billion of shareholders’ equity at December 31, 2000. Of the total debt, our Media and Communications businesses accounted for €23.2 billion and €23.3 billion at December 31, 2001 and 2000, respectively. At December 31, 2001, long-term debt was €27.8 billion, of which 65% was denominated in euros with an average cost of 4.60% versus 4.82% in 2000, 16% was denominated in U.S. dollars with an average cost of 4.35% and 15% was denominated in pounds sterling with an average cost of 1.00%. Overall, the average cost of debt in 2001 was 4.02% versus 5.15% in 2000. Vivendi Universal’s net debt at December 31, 2001 was €28.9 billion as summarized below:

			Total
	Media &	Environmental	Vivendi
	Communications	Services	Universal

	(In millions of euros)
Long-term debt (1)	€14,718	€13,059	€27,777

Bank overdrafts and other short-term borrowings (1)	8,506	5,497	14,003

Total debt	23,224	18,556	41,780

Less:

Cash and cash equivalents (1)	(1,871)	(2,854)	(4,725)

Other marketable securities (1)	(3,432)	(341)	(3,773)

Financial receivables (2)	(3,325)	(1,078)	(4,403)

Net debt	€14,596	€14,283	€28,879

(1)	Separate line item in the consolidated balance sheet.

(2)	Comprised of €2,948 million of short-term loans receivable (separate line item in the consolidated balance sheet) and €1,455 million of net interest bearing long-term loans receivable (included in other investments in the consolidated balance sheet).

Net Cash Flow from Operating Activities — Net cash flow provided by operating activities totaled €4.5 billion in 2001, an increase of €2 billion from 2000. The increase was attributed to operating earnings generating incremental cash flow of €1.1 billion and improvements in working capital of €1.5 billion, partially offset by approximately €600 million of cash payments made for the settlement of restructuring and merger-related liabilities. In 2000, operating activities provided net cash of €2.5 billion compared to €0.8 billion in 1999. The significant improvement was primarily due to increased earnings generated by our Telecoms, Publishing and Environmental Services businesses.

Net Cash Flow from Investing Activities — Net cash flow provided by investing activities was €4.3 billion in 2001 compared to net cash flow used for investing activities of €1.5 billion in 2000. Contributing to cash from investing activities was €9.4 billion from the sale of our spirits and wine business and €4 billion from the disposal of our investment in BSkyB, partially offset by capital

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expenditures for tangible and intangible assets net of sales proceeds of €4.9 billion and the acquisitions of Houghton Mifflin for €2.0 billion and Maroc Telecom for €2.4 billion. In 2000, net cash used for investing activities was €1.5 billion compared to €12.9 billion in 1999. The significant decrease primarily reflects fewer strategic acquisitions paid for in cash in 2000 compared to 1999. Purchases of investments were €3.1 billion in 2000, €8.8 billion lower than in 1999. Capital expenditures were €5.8 billion in 2000, €0.7 billion higher than 1999. Proceeds from the disposal of investments and fixed assets were €6.9 billion in 2000 compared to €4.5 billion in 1999, mainly attributable to the divestiture of non-core real estate, construction assets and GPU power generation plants.

Net Cash Flow from Financing Activities — In 2001, net cash flow used for financing activities was €7.5 billion, the principal components of which included; a €5.9 billion repayment of long-term borrowings and other liabilities, a €1.7 billion decrease in short-term borrowings, the purchase of treasury stock for €4.3 billion and cash dividends paid of €1.4 billion, partially offset by €5.2 billion proceeds from the issuance of long-term borrowings and other liabilities and €0.6 billion net proceeds from the issuance of common stock. In 2000, net cash flow used for financing activities was €0.6 billion compared to net cash provided by financing activities of €13.7 billion in 1999. The year-on-year variance was primarily due to the Merger Transactions. In July 2000, the sale of 37% of Vivendi Environnement through an IPO contributed to an increase in financing transactions of €3.8 billion.

Generally, we meet our long-term financing needs through the issuance of bonds and convertible debt and adapt to changes in these needs through the issuance of commercial paper and through short-term credit facilities. However, in certain instances we may utilize a variety of arrangements that are common practice in the industries in which our businesses operate. For example, in order to effectively manage our capital needs and costs in the film business, we may utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. Cegetel Group, CANAL+ Group and Vivendi Environnement utilize certain asset securitization programs, which provide for accelerated receipt of cash. Cegetel Group and Vivendi Environnement also utilize vendor financing arrangements to finance equipment purchases. Our principal financing arrangements are as follows:

Commercial Paper Programs — Vivendi Universal and its subsidiaries have established three commercial paper programs totalling €9.3 billion (€4.5 billion for Vivendi Universal, €4.0 billion for Vivendi Environnement, €0.8 billion for Cegetel). The Banque de France, through yearly renewal authorizations, regulates the commercial paper program and has given Vivendi Universal the top ranking of “excellence”. During 2001, the three programs have been drawn for an average amount of €5.9 billion (€3.8 billion for Vivendi Universal, €1.9 billion for Vivendi Environnement, €0.2 billion for Cegetel). At December 31, 2001, commercial paper outstanding was €5.1 billion (€3.0 billion for Vivendi Universal, €1.9 billion for Vivendi Environnement, €0.2 billion for Cegetel). Although Vivendi Universal has the ability and intent to refinance such borrowings, outstanding commercial paper is classified as short-term on the balance sheet.

Revolving Credit Agreements — The commercial paper programs are supported by back-up lines provided by different banks. Their amount always exceeds the total outstanding amount of commercial paper issued. During 2001, €6.2 billion lines were active, on a 364 days revolving commitment, at a weighted average price of 0.35% over one month Euribor. At December 31, 2001, the back-up lines represented €7.8 billion (€4.0 billion for Vivendi Universal, €3.0 billion for Vivendi Environnement, €0.8 billion for Cegetel), all of which were unused and available. Of the total, €4.15 billion expires in less than a year and €3.65 billion expire between two and five years. Additional revolving credit lines would need to be established in order for Vivendi Universal to issue commercial paper to the full capacity of those programs, however, in 2001 Vivendi Universal’s funding needs did not require full utilization of the commercial paper programs.

Euro Medium Term Note Facility — In 2000, Vivendi Universal established two euro medium term note facilities totaling €6 billion (€2 billion for Vivendi Universal and €4 billion for Vivendi Environnement), which is available for general corporate purposes and provides a general documentation (or terms and conditions) framework. For Vivendi Universal, a series of nine medium term bonds have been issued under the facility. During 2001, the maximum borrowings outstanding were €0.9 billion, and the average balance outstanding was €0.8 billion at a weighted average interest rate of 4.46%. At December 31, 2001, Vivendi Universal had €0.2 billion outstanding under the facility. Vivendi Environnement had €2.8 billion outstanding under this facility at December 31, 2001, of which €2.0 billion matures June 27, 2008 at a three month Euribor rate and €0.5 billion matures in November 2005 at fixed interest rate of 4.87%.

Asset Securitization Programs — Vivendi Universal, through Cegetel Group, CANAL+ Group and Vivendi Environnement, has certain asset securitization facilities, which provided for the accelerated receipt of approximately €1.5 billion of cash in 2001. Assets securitized under these facilities consist of accounts receivable at Cegetel Group, CANAL+ Group and Vivendi Environnement. At Cegetel Group, accounts receivable from retailers, subscribers and other operators have been sold, without recourse, to a financial institution under a five-year program, maturing in 2005, subject to a preferential interest rate of Euribor + 0.25%. The financing has been executed through a special conduit, rated by S&P and Moodys, which issues commercial paper on the market. At December 31, 2001, Cegetel Group’s accounts receivable securitized were €397 million out of a total available facility of €450 million.

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At CANAL+ Group, future accounts receivable in France have been sold partially without recourse to a bank, which has provided a corresponding facility of €305 million, at the preferential interest rate of Euribor all-in. The financing was established in May 1999 within the framework of a four-year contract but has subsequently been refinanced and structured through a special conduit, the shares of which are rated on the market. Under the terms of the contract, securitized accounts receivable represent four months revenues. The actual four-month revenues of CANAL+ Group in France, at approximately €450 million, are significantly higher than the available facility.

Vivendi Environnement, through some water business entities, has certain asset securitization facilities, which provided for the accelerated receipt of approximately €790 million of cash in 2001. Assets securitized under these facilities consist of accounts receivable.

The balances outstanding on Cegetel Groups’ and CANAL+ Groups’ asset securitization programs are recorded in the Consolidated Balance Sheet as long-term debt, those of Vivendi Environnement are off-balance sheet items.

Vendor Financing – In 1996/1997, Vivendi Universal, through Cegetel Group, entered into arrangements with several vendors to finance certain amounts payable for telecommunications and network equipment. These financing arrangements are based on promissory notes issued by Cegetel Group, which have been refinanced by financial institutions. They currently have an average maturity of two years, are unsecured and contain similar customary default and material adverse change clauses as standard bank loans. Although these financing arrangements enjoy favorable conditions in terms of interest rate, they are being utilized less by Cegetel Group. At December 31, 2001, Cegetel Group had €847 million of vendor financing outstanding (€122 million due within one year), which was recorded as other liabilities in the Consolidated Balance Sheet.

Long-term Borrowings – Long-term borrowings recorded in the balance sheet primarily consist of standard bonds and bank loans, however, Vivendi Universal commonly uses convertible and/or exchangeable debt, which represents long-term debt convertible/exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi Universal and could result in the bondholder electing to receive cash at settlement. (For further discussion of long-term borrowings see Item 18 — Financial Statements —Note 5 Debt).

Titres Subordonné Remboursable en Actions Prioritaires (TSAR) –In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financière de l’Ouest (VEFO), issued obligated mandatorily redeemable security of subsidiary holding parent debentures for €300 million, with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as minority interest in the balance sheet.

Generally, most long-term financing arrangements entered into by Vivendi Universal contain customary default and material adverse change clauses, which could lead to an acceleration of debt repayment. Some facilities provide for early redemption of certain debt if Vivendi Universal is downgraded below BBB- (S&P) or Baa3 (Moodys). In addition, the total return swap agreements set up at the time of the sales of BSkyB and AOL Europe provide for an early unwind if Vivendi Universal is downgraded below BBB- (S&P). Likewise, a downgrade would limit Vivendi Universal’s access to the commercial paper market. Other facilities require certain coverage ratios to be met, for example EBITDA/Net Financial Expense and Debt/EBITDA. The asset securitization programs at Cegetel Group and CANAL+ Group are subject to certain collection requirements and other measurement ratios. If these were to deteriorate, financing could be withdrawn or have to be renegotiated. As of March 28, 2002, we have a BBB rating from S&P and Baa2 rating from Moodys and are in compliance with all covenants.

Contractual Obligations, Commercial Commitments and Contingent Liabilities - The following table summarizes information on Vivendi Universal’s most significant contractual obligations and commercial commitments at December 31, 2001:

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		Payments due by period

			Less than	Between	Between	After
		Total	1 year	1 and 2 years	2 and 5 years	5 years

		(In millions of euros)
Long-term debt	(1)	€27,777	€—	€3,434	€14,288	€10,055

Sports rights	(2)	1,482	432	851	186	13

Broadcasting rights	(3)	2,776	822	932	803	219

Creative talent and employment agreements	(4)	886	539	161	173	13

Operating leases	(5)	4,668	652	613	1,536	1,867

Real estate defeasances	(6)	653	—	—	—	653

Public service contracts	(7)	223	37	33	80	73

Total		€38,465	€2,482	€6,024	€17,066	€12,893

(1)	Long-term debt recorded in the balance sheet of which €14.7 billion relates to Media and Communications businesses and €13.1 billion relates to Vivendi Environnement (See Item 18 — Financial Statements — Note 5 Debt).

(2)	Exclusivity contracts for broadcasting sporting events by CANAL+ Group, recorded in the balance sheet (€1,440 million in other non-current liabilities and €42 million in provisions and allowances).

(3)	Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by CANAL+ Group.

(4)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV & Film businesses.

(5)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which €2.0 billion relates to Media and Communications businesses and €2.7 billion relates to Vivendi Environnement.

(6)	Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €28 million. The difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable. (Note: In addition to these lease obligations, capital lease obligations of €997 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as “credit bail”).

(7)	Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments. Those significant items relating to our Media and Communications businesses are as follows:

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of U.S.$1 billion; however, any individual claim must exceed U.S.$10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed U.S.$81.5 million in the aggregate. In addition, Vivendi Universal provided an indemnity to Diageo potentially worth hundreds of millions of dollars and relating to certain litigation involving the Captain Morgan Rum brand. However, the parties to that litigation recently agreed to a settlement pursuant to which, among other things, Vivendi Universal agreed to pay Diageo U.S.$75 million if it were to sell its Malibu Rum Business to Allied Domecq plc and obtain the dismissal of all Captain Morgan Rum litigation with prejudice. Upon the closing of the sale and dismissal of the litigation and payment of the U.S.$75 million by Vivendi Universal, all of the Vivendi Universal indemnification obligations related to this litigation will be extinguished. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business’s Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

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•	As previously discussed, Vivendi Universal entered into a total return swap agreement with a financial institution in connection with the sale of its investment in BSkyB (400.6 million shares) to two British companies The swap agreement, which expires in October 2005, resulted in Vivendi Universal retaining the financial risk or benefit associated with the market value of the BSkyB shares, to the extent the British companies do not resell them to a third party. The swap agreement features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap. Vivendi Universal is also contractually committed to pay the fees for any placement of the BskyB shares held by the British companies. In December 2001, Vivendi Universal incurred structuring and facilitation fees of €34 million when share certificates, exchangeable into BSkyB shares, were issued. In the event a similar transaction occured on the remaining 250 million BSkyB shares the structuring and facilitation fees would be negotiated according to prevailing market conditions. Assuming terms identical to those in December 2001, the fees would total €56 million. Such fees will be recorded at the time a transaction occurs and the fees have been incurred.

•	In connection with the sale of our investment in the junior preferred shares of AOL Europe (AOLE), Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on March 31, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below U.S.$812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries’ assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to preferred E shares upon a liquidation as at March 31, 2003. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third appraiser will be appointed. At December 31, 2000, the net available value of AOLE did not present any financial risk to Vivendi Universal.

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on Vivendi Universal shares issued in connection with the purchase. The contingent price adjustment will be settled in 2005, or earlier, if Vivendi Universal’s share price falls below U.S.$37.50 for ten consecutive days and the previous owners of Rondor request early settlement. The potential liability of Vivendi Universal under the terms of this agreement is limited to approximately U.S.$250 million.

•	In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2002, Société Nationale de Financement can put up to 29% of its interest in Monaco Telecom for €51 million or proportion thereof and its residual 16% interest at fair value. Between May 26, 2002 and December 31, 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third appraiser.

•	Under the terms of the partnership agreement signed on April 11, 1997, Cegetel Group agreed to purchase from Société Nationale des Chemins de Fer Français (SNCF) their interest in Télécom Développement over a five year period beginning from the effective date of the partnership agreement on July 11, 1997. The purchase price will be fixed by an expert but should not be lower than €461 million. Additionally, the shareholders agreement includes exit conditions for both parties through a reciprocal buy or sell agreement at a price still to be determined.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at then fair value, except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

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•	In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a €940 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €1.9 billion. To date, none of this financing has been utilized.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rentals for approximately €378 million.

•	In connection with the development of Universal Studios Orlando in Florida, Vivendi Universal assumed all commitments intially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating deficit, if any, of the hotels, capped at U.S.$30 million per year.

•	In connection with the sale of puts on its shares, Vivendi Universal had a commitment, at December 31, 2001, to buy 19.7 million shares at exercise prices ranging from €60.40 to €80.00 in 2002 and 3.1 million shares at an exercise price of €50.50 in January 2003.

•	In connection with the way it satisfies the exercise of stock options, in June 2001, Vivendi Universal entered into a call option to satisfy option exercises where the exercise price was above €75, at a fixed price, at the option of Vivendi Universal. At the same time, Vivendi Universal also sold to the seller of the call 9.5 million treasury shares to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management.

Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/performance obligations related to major contracts, the largest component of which are cross-guarantee surety bonds totaling €404 million. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

•	In connection with the acquisition of 49% of B 1998 SL, the Spanish holding company that owns 56.5% of FCC, Vivendi Universal granted an option to the primary shareholder of the holding company. This option grants the primary shareholder the right to sell to Vivendi Universal, at any time between April 18, 2000 and October 6, 2008, their remaining 51% in the holding company at a price based on the average market value of FCC’s shares during the three months preceding the exercise of the option (up to 7 times FCC’s EBITDA or 29.5 times FCC’s earnings per share for the previous year, whichever is lower). At December 31, 2001, Vivendi Universal would have had to pay an estimated €812 million if the option were to have been exercised.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

Significant commitments and contingent liabilities relating to our Non-Core businesses, primarily real estate operations, are as follows:

•	As previously discussed, in December 2000, Vivendi Universal sold a 49.9% interest in Sithe to Exelon for approximately U.S.$696 million, the net proceeds of which were approximately U.S.$475 million. As a result of the transaction Exelon became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract the price is subject to a cap and a floor.

•	Two guarantees capped at €250 million each extended when Vivendi Universal sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail.

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•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €43,000 to €46 million and together total €371 million.

Litigation Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

Environmental matters Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal’s operations are covered by insurance policies. At December 31, 2001, there were no significant environmental losses.

Anticipated Future Capital Requirements

Media and Communications Businesses — We believe our access to external capital resources, together with proceeds from the sale of non-core operations and internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility. Our goal for 2002 is to reduce gross debt to a level of approximately €18 billion. Capital expenditures are expected to remain at similar levels over the next years in order to maintain existing facilities, continue research and development and promote the launch of new products and services.

Environmental Services Businesses — We expect that Vivendi Environnement will finance its capital requirements from its net cash flows and existing external financing and, if necessary, a moderate increase in indebtedness.

EFFECT OF INFLATION

Inflation did not have a material effect on our revenue or income from continuing operations in the 1999-2001 period.

REMUNERATION OF DIRECTORS, SENIOR MANAGEMENT AND OFFICERS

Directors’ remuneration — Directors’ remuneration is set by the Board of Directors after due consideration by the Human Resources Committee.

Senior management remuneration — The remuneration of the ten principal managers of Vivendi Universal’s businesses totalled €61.2 million.

Officers’ remuneration — Each corporate officer receives fees of €50,000 in respect of their term of office. An additional €11,000 is earned for membership of the Human Resources Committee and €22,000 for membership of the Audit Committee. This amount is doubled for the Chairmen of these two committees. Fees are earned on a time basis depending on appointment and resignation dates and are paid quarterly. Total fees paid in 2001 by Vivendi Universal to its corporate officers amounted to €723,600 (total of €881,000, of which €157,400 was earned by directors).

RECENT DEVELOPMENTS

Acquisition of Entertainment Assets of USA Networks, Inc. – On December 16, 2001, Vivendi Universal, Universal Studios, Inc., (Universal) Liberty Media Corporation (Liberty), USA Networks, Inc. (USA) and Mr. Barry Diller entered into agreements whereby Vivendi Universal will acquire control of USA’s entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with Universal’s existing film, TV and recreation businesses to form a new entertainment group, Vivendi Universal Entertainment LLP (VUE), which will be 93.06% owned by Universal and its affiliates. The transaction is valued at approximately U.S.$10.3 billion, and will be financed through a combination of cash and securities.

At the closing, USA and its subsidiaries will receive U.S.$1.62 billion in cash, a 5.44% common interest in VUE and preferred interests in VUE with initial face values of U.S.$750 million and U.S.$1.75 billion (the latter of which is subject to puts and calls settable in up to approximately 56.6 million shares of USA common stock). In connection with the acquisition, Vivendi Universal is acquiring from Liberty securities of USA (as well as a 27.4% interest in MultiThématiques) in exchange for an aggregate of 37.4 million Vivendi Universal treasury shares. USANi LLC, a subsidiary of USA, will cancel (in exchange for the distribution to Universal and its affiliates of interests in certain of USANi LLC’s subsidiaries) the 320.9 million of its shares (currently exercisable into USA common shares) that will be owned by Universal and its affiliates at closing. In exchange for agreeing to enter into certain commercial arrangements and for other valuable consideration, Vivendi and its affiliates will receive 60.5 million warrants to purchase shares of USA at varying exercise prices. In addition to these warrants, Vivendi Universal and its affiliates will own approximately 56.6 million shares of USA common stock after the closing.

Strategic Alliance with EchoStar Communications Corporation – In December 2001, Vivendi Universal and EchoStar Communications Corporation (EchoStar) announced an 8-year strategic alliance in which Vivendi Universal will offer EchoStar’s DISH Network customers in the United States a variety of programming and interactive television services, including five new channels and expanded pay-per-view and video-on-demand movies and events. These services are expected to begin in the fall of 2002. EchoStar will pay customary fees per subscriber to Vivendi Universal once the channels become available. Additionally, Vivendi Universal and EchoStar will also work together on a new programming initiative to develop new satellite-delivered broadband channels featuring interactive games, movies, sports, education and music to be launched within a three year period following the consummation of the agreement.

Under the agreement, Vivendi Universal made a U.S.$1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar’s pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar

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will issue Series D Preferred Stock, at an issue price of approximately U.S.$260.04 per share. This stock will have the same economic and voting rights as the Class A common shares into which it is convertible and will have a liquidation preference equal to its issue price. Immediately prior to the consummation of the merger with Hughes, the Series D Preferred Stock will be converted into EchoStar Class A common shares, which will then be exchanged for Class A common shares in the combined EchoStar-Hughes upon completion of the merger. As a result of these transactions, Vivendi Universal will own approximately 10 % of EchoStar, or less than 5 % of the combined EchoStar-Hughes following the proposed merger. Vivendi Universal will also receive contingent value rights, intended to provide downside protection for the price of the Class A common shares to be issued upon conversion of the Series D Preferred Stock. The maximum payment under the rights is U.S.$225 million if the pending merger with Hughes Electronics is completed, or U.S.$525 million if the pending merger is not completed. Any amount owing under these rights would be settled three years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except in certain limited circumstances.

Divestment of Vivendi Universal Publishing’s Professional Division –Vivendi Universal has entered into an exclusivity agreement to sell approximately 80% of its business-to-business (B2B) and health divisions to the Cinven investment fund. VUP’s B2B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. VUP’s health activities include Le Quotidien du Médecin, Vidal, Masson, Staywell, MIMS and Doyma. The sale is expected to be finalized in the second quarter of 2002 and is subject to customary closing conditions. There is no assurance that such conditions will be satisfied.

Sale of Vivendi Universal Treasury Shares — In January 2002, Vivendi Universal sold 55 million treasury shares for total proceeds of €3.3 billion. Proceeds from the sale were primarily used to reduce debt.

Acquisition of Stream — In February 2002, Vivendi Universal and CANAL+ Group, shareholder of TELE+, announced that they had signed an agreement with News Corporation to acquire the Italian digital television platform Stream. The acquisition of 100% of Stream would follow the acquisition by News Corporation of Telecom Italia’s 50% stake in the platform. The completion of the acquisition is subject to approval by the Italian regulatory authorities. The acquisition will create a digital television platform in Italy, enabling the acceleration of the development of pay-TV in the country and an enhanced program offering to existing and future subscribers.

Disposal of Elektrim Telekomunikacja – In March 2002, Vivendi Universal announced that it had signed a non-binding Memorandum of Understanding with a group financial investors led by Citigroup Investments to sell its 49% interest in Elektrim Telekomunikacja. As part of the agreement, Vivendi Universal will retain a minority interest in the Citigroup-led consortium and will be granted a put option and the investors a call option on this interest. The exercise of the two options will ensure that Vivendi Universal is able to completely withdraw from its investment in Elektrim Telekomunikacja in due course.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The COB (Commission des Opérations de Bourse) in France and SEC (Securities Exchange Commission) in the U.S. encourage companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This report contains statements that are “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our management with respect to our future operating performance. In the U.S., these forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects and anticipated cost savings or synergies are forward-looking statements within the meaning of the Act. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of our control, including but not limited to:

Competition – Many of our businesses operate in highly competitive industries, which require substantial human and capital resources. From time to time, our competitors may reduce their prices, introduce new technologies, products or services or improve the quality of their services in an effort to expand market share. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors. Additionally, our ability to continue to attract and select desirable talent at manageable costs and utilize that talent to create content offerings such as feature films, television series and audio recordings on a timely basis is essential to our content businesses, particularly Music and TV & Film.

Intellectual Property Rights – The decreasing cost of electronic equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties. A substantial portion of our Music and TV & Film revenues are generated from the

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sale of audio and audiovisual products that are potentially subject to unauthorized copying and/or widespread, uncompensated dissemination on the Internet. If we fail to develop effective means of protecting our intellectual property rights and entertainment-related products and services, or if we fail to obtain appropriate relief through the judicial process, our results of operations and financial position may suffer.

Customer Preference – A substantial portion of our revenues are generated from the production and distribution of content offerings such as feature films, television series and audio recordings. The commercial success of a film, television series or audio recording depends primarily upon their acceptance by the public, which although difficult to predict, may be influenced by the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors. As we expect the popularity of our content offerings to be a significant factor driving the growth of our communications services, its failure to produce films, television series and audio recordings with broad consumer appeal could negatively impact our business and prospects for growth.

Technological Advancements – Many of the industries in which our businesses operate are subject to rapid and significant changes in technology, which are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in identifying and developing new products, service opportunities and marketable technologies in a timely manner. Additionally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and services and to make substantial new investments.

Economic and Political Conditions – Changes in global and local economic and political conditions may affect all our businesses. We conduct business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, nationalization of businesses, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among others. We may not be able to insure or hedge against these risks. Furthermore, financing may not be available in countries with less than investment grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

Financial and Equity Markets – We routinely make investments and engage in projects that may require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and the cost of capital depends on numerous factors, including general economic, financial and equity market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, success of current projects and perceived quality of new projects. Changes in any of these factors may affect our access to, or increase our cost of financing, which in turn could negatively impact our results of operations and financial position.

Foreign Currency Exchange Rate Fluctuations – We hold assets and liabilities, earn income and incur expenses in a variety of currencies. As our financial statements are presented in euros, we must translate these items from their original currency into euros. Consequently, increases and decreases in the value of the euro will impact our results of operations and financial position.

Legal and Regulatory Requirements – In order to conduct and expand each of our businesses, we may need to maintain, renew or obtain a variety of permits and approvals from regulatory authorities. The process for obtaining these permits and approvals can be lengthy, complex, unpredictable and often costly. If we are unable to retain or obtain the permits and approvals we need, for example, licenses to provide telecommunications services, at a reasonable cost and in a timely manner, our ability to conduct and expand our businesses could be impaired. Additionally, adverse changes in the legal and regulatory environment in which our businesses operate, including changes in accounting standards and taxation requirements, could limit our revenue and/or impose costs on us.

Government Contracts — Contracts with governmental authorities make up a significant percentage of the revenue of our 63% owned subsidiary, Vivendi Environnement. Vivendi Environnement is subject to various statutes and regulations that apply to companies that contract with governmental authorities that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental authority to modify or terminate the contract unilaterally in certain circumstances. Although Vivendi Environnement is generally entitled to full indemnification in the event of a unilateral modification or termination of a contract by a governmental authority, such modifications or terminations could reduce its revenue and profits if full indemnification is not available.

Environmental Liabilities – Each of our businesses, particularly Vivendi Environnement, is subject to extensive and increasingly stringent environmental laws and regulations. Even though we exercise due care in conducting our operations and comply with all applicable laws and regulations, we may, in some circumstances, be required to pay fines or damages under these laws and regulations. Additionally, courts or regulatory authorities may require us to undertake investigatory and/or remedial activities, curtail

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operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury or property damage. Being required to take these actions or to pay environmental damages could substantially impair our business or affect our ability to obtain new business.

Natural Disasters – Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida, Japan and Spain.

Other — The uncertainties of litigation and other risks and uncertainties detailed from time to time in our regulatory filings.

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VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF INCOME

		Years Ended December 31,

	Note	2001	2000 (1)	2000	1999 (2)

		(In millions of euros, except per share amounts)

Revenues	(10)	€57,360	€41,580	€41,798	€40,855

Cost of revenues		(39,526)	(30,181)	(29,389)	(30,438)

Selling, general and administrative expenses		(13,699)	(9,004)	(9,838)	(8,581)

Other operating expenses, net		(340)	(572)	—	—

Operating income		3,795	1,823	2,571	1,836

Financial expenses, net	(8)	(1,928)	(762)	(633)	(87)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest		1,867	1,061	1,938	1,749

Exceptional items, net	(8)	2,365	3,812	2,947	(846)

Income tax (expense) benefit	(7)	(1,579)	(1,009)	(1,021)	946

Income before goodwill amortization, equity interest and minority interest		2,653	3,864	3,864	1,849

Equity in (losses ) earnings of unconsolidated companies	(3)	(453)	(306)	(306)	33

Goodwill amortization	(8)	(15,203)	(634)	(634)	(606)

Income (loss) before minority interest		(13,003)	2,924	2,924	1,276

Minority interest		(594)	(625)	(625)	159

Net income (loss)		€(13,597)	€2,299	€2,299	€1,435

Earnings (loss) per share:

Basic		€(13.53)	€3.63	€3.63	€2.70

Diluted		€(13.53)	€3.41	€3.41	€2.49

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000.

VIVENDI UNIVERSAL

CONSOLIDATED BALANCE SHEET

		December 31,

	Note	2001	2000

		(In millions of euros)

ASSETS

Goodwill, net	(8)	€37,617	€47,133

Other intangible assets, net	(8)	23,302	20,180

Property, plant and equipment, net	(8)	23,396	19,989

Investments accounted for using the equity method	(3)	9,176	9,177

Seagram’s spirit and wine net assets held for sale	(3)	—	8,759

Other investments	(3)	5,583	7,342

Total non-current assets		99,074	112,580

Inventories and work-in-progress	(8)	3,163	3,219

Accounts receivable	(8)	21,094	19,242

Deferred taxes	(7)	4,225	3,908

Short-term loans receivable		2,948	1,171

Cash and cash equivalents		4,725	3,271

Other marketable securities	(8)	3,773	7,347

Total current assets		39,928	38,158

TOTAL ASSETS		€139,002	€150,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital		€5,972	€5,945

Additional paid-in capital		28,837	27,913

Retained earnings		1,939	22,817

Total shareholders’ equity	(4)	36,748	56,675

Minority interest	(8)	10,208	9,787

Deferred income		1,856	1,560

Provisions and allowances	(8)	6,331	5,946

Long-term debt	(5)	27,777	23,954

Other non-current liabilities and accrued expenses		5,688	6,337

		88,608	104,259

Accounts payable	(8)	26,414	23,497

Deferred taxes	(7)	9,977	8,130

Bank overdrafts and other short-term borrowings	(5)	14,003	14,852

Total current liabilities		50,394	46,479

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		€139,002	€150,738

The accompanying notes are an integral part of these consolidated financial statements.

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999 (1)

	(In millions of euros)

Cash flow from operating activities:

Net income (loss)	€(13,597)	€2,299	€1,435

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	19,050	4,038	2,988

Financial provisions	482	92	163

Gain on sale of property and equipment and financial assets, net	(2,546)	(3,910)	(670)

Undistributed earnings from affiliates, net	439	343	51

Deferred taxes	379	231	(1,175)

Minority interest	594	625	170

Changes in assets and liabilities, net of effect of acquisitions and dispositions:	(301)	(1,204)	(2,190)

Net cash provided by operating activities	4,500	2,514	772

Cash flow from investing activities:

Purchase of property, plant and equipment and other	(5,338)	(5,800)	(5,059)

Proceeds from sale of property, plant and equipment and other	464	2,822	1,092

Purchase of investments	(8,203)	(3,133)	(11,972)

Sale of investments	1,947	3,787	2,705

Sale of spirits and wine business	9,359	—	—

Purchase of portfolio investments	(23)	(69)	(716)

Sale of portfolio investments	4,418	302	673

Net decrease in financial receivables	278	4,452	600

Purchase of treasury shares held as marketable securities	(141)	(2,456)	(1,402)

(Purchases) sales of other marketable securities	1,579	(1,386)	1,161

Net cash provided by (used for) investing activities	4,340	(1,481)	(12,918)

Cash flow from financing activities:

Net increase (decrease) in short-term borrowings	(1,670)	2,432	9,273

Proceeds from issuance of borrowings and other long-term debt	5,195	16,370	11,696

Principal payment on borrowings and other long-term liabilities	(5,900)	(21,923)	(9,900)

Net proceeds from issuance of common stock	582	3,396	3,296

Purchase of treasury stock	(4,253)	(106)	(135)

Cash dividends paid	(1,423)	(800)	(484)

Net cash (used for) provided by financing activities	(7,469)	(631)	13,746

Effect of foreign currency exchange rate changes on cash and cash equivalents	83	7	(2)

Change in cash and cash equivalents	1,454	409	1,598

Cash and cash equivalents:

Beginning of year	3,271	2,862	1,264

End of year	€4,725	€3,271	€2,862

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Restated to give effect to changes in accounting policies adopted in 2000.

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

	Common Shares		Additional		Net
			Paid-in	Retained	Income	Shareholders’
	Number	Amount	Capital	Earnings	(Loss)	Equity

	(Thousands)	(In millions of euros)

Balance at December 31, 1998	159,463	€2,431	€3,429	€859	€1,121	€7,840

Conversion to euros, increase in the nominal value from €16 to €16.50, followed by a 3 for 1 split (resulting in a nominal value per share of €5.50	318,927	200	(200)	—	—	—

Balance at December 31, 1998	478,390	2,631	3,229	859	1,121	7,840

Net income for the year 1999	—	—	—	—	1,431	1,431

Foreign currency translation adjustment	—	—	—	383	—	383

Appropriation of net income	—	—	—	1,121	(1,121)	—

Dividends paid, €0.92 per share	—	—	—	(413)	—	(413)

Goodwill from business combinations	—	—	(4,310)	—	—	(4,310)

Acquisitions of Pathe, BSkyB and Canal Plus	47,502	261	1,959	—	—	2,220

Exercise of subscription options	45,505	250	2,431	—	—	2,681

Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	24,251	134	1,042	—	—	1,176

Release of revaluation surplus and other	—	—	—	(116)	—	(116)

Balance at December 31, 1999	595,648	3,276	4,351	1,834	1,431	10,892

Changes in accounting methods	—	—	—	(120)	4	(116)

Balance at December 31, 1999	595,648	3,276	4,351	1,714	1,435	10,776

Net income for the year 2000	—	—	—	—	2,299	2,299

Foreign currency translation adjustment	—	—	—	(735)	—	(735)

Appropriation of net income	—	—	—	1,435	(1,435)	—

Dividends paid, €1 per share	—	—	—	(566)	—	(566)

Goodwill from business combinations reversed following the disposition of BSky B, Vinci, Nexity and 34% of Multithématique	—	—	781	(44)	—	737

Merger transactions among Vivendi, Seagram and Canal Plus	486,561	2,676	23,372	18,792	—	44,840

Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	11,185	62	585	—	—	647

Common shares cancelled (treasury stock)	(12,586)	(69)	(1,176)	—	—	(1,245)

Release of revaluation surplus and other	—	—	—	(78)	—	(78)

Balance at December 31, 2000	1,080,808	5,945	27,913	20,518	2,299	56,675

Net loss for the year 2001	—	—	—	—	(13,597)	(13,597)

Foreign currency translation adjustment	—	—	—	1,483	—	1,483

Appropriation of net income	—	—	—	2,299	(2,299)	—

Dividends paid, €1 per share	—	—	—	(1,203)	—	(1,203)

Goodwill from business combination reversed following the disposition of TV Sport	—	—	—	35	—	35

Conversion of ex-Seagram exchangeables	31,549	173	2,335	(2,508)	—	—

Conversion of ex-Seagram stock options	3,452	19	255	—	—	274

Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	10,142	56	419	—	—	475

Common shares cancelled (treasury shares)	(40,123)	(221)	(2,070)	—	—	(2,291)

Treasury shares allocation	—	—	—	(4,634)	—	(4,634)

Release of revaluation surplus and other	—	—	(15)	(454)	—	(469)

Balance at December 31, 2001	1,085,828	€5,972	€28,837	€15,536	€(13,597)	€36,748

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1       DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Vivendi Universal is a société anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus that was completed in December 2000, and is the successor company to Vivendi. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

Media and Communications

Content Businesses

The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

The Publishing business is a worldwide content leader in its core markets: publishing (including education, reference and literature), games and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology.

The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

Access Businesses

The Telecoms business provides a broad range of telecommunication services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

Environmental Services

Vivendi Environnement, a 63% owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

Summary of Significant Accounting Policies and Practices

Basis of Presentation Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French GAAP). These accounting principles are in compliance with the law of January 3, 1985 and the enforcement decree of February 17, 1986. Since January 1, 2000, Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the “Comité de la Règlementation Comptable” (French Accounting Standards Board) in April 1999. The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP.

French GAAP differs in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). A description of these differences and their effects on net income and shareholders’ equity is discussed in Note 14. The consolidated financial statements are presented in French GAAP format, however, they incorporate certain modifications and additional disclosures designed to conform more closely to U.S. GAAP style financial statements.

Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. Subsidiaries acquired are included in the consolidated financial statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent balance sheet date.

Financial information presented for periods prior to the completion of the merger of Vivendi, Seagram and Canal Plus in December 2000, is that of Vivendi, Vivendi Universal’s predecessor.

Principles of Consolidation and Accounting for Investments

The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries after the elimination of material intercompany accounts and transactions.

All companies in which Vivendi Universal has greater than a 50% ownership interest or legal or effective control are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or groups of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block routine decisions taken by Vivendi Universal.

Significant investments in which Vivendi Universal has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. Vivendi Universal also uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either (a) through a disproportionate representation on the subsidiary’s Board of Directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board.

The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, which exist in Vivendi Environnement only, the Company records its proportionate interest in the consolidated balance sheet and consolidated income statement accounts.

All other investments in affiliates, which are not consolidated or treated as equity investments, are accounted for at cost. A valuation allowance is established for any negative difference between carrying value and fair value that is determined to be other than temporary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ significantly from these estimates.

Significant estimates inherent in the preparation of the consolidated financial statements and accompanying notes include management’s forecast of anticipated revenues and cash flows from investments and the sale of future and existing music and publishing-related products, as well as from the distribution of theatrical and television product, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for long-lived assets and pension liabilities and deferred taxes. Management periodically reviews such estimates and it is reasonably possible that management’s assessment may change based on actual results and other factors.

Foreign Currency Translation

Translation of subsidiaries’ financial statements – Financial statements of subsidiaries whose functional currency is not the euro are translated into euros at applicable exchange rates. All asset and liability accounts are translated at the appropriate year-end exchange rate and all income and expense accounts are translated at average exchange rates for the year. The resulting translation gains and losses are recorded in retained earnings. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a country that is in the same economic region. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the applicable exchange rates, and related translation gains or losses are recorded in retained earnings. Financial statements of subsidiaries located in countries that adopted the euro as their official currency are translated from the former national currencies to the euro at the official fixed exchange rates that were established on January 1, 1999, and are no longer subject to fluctuation.

Foreign currency transactions– Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains and losses are recorded in the current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are recorded in retained earnings.

Revenues and Costs

Music - Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

Publishing - Magazine advertising revenues are recognized when the advertisements are published. Publication subscription revenues are recognized over the term of the subscription on a straight-line basis. Revenues from the sale of books, magazines, interactive games and other multimedia products are recognized when the products are shipped based on gross sales less a provision for future returns.

TV & Film – Generally, theatrical films are produced or acquired for initial exhibition in the worldwide theatrical market followed by distribution in the home video, pay television, network exhibition, television syndication and basic cable television. Television films from our library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

Film and television costs are stated at the lower of cost, less accumulated amortization, or net realizable value. The estimated total film and television production and participation costs are expensed based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. The costs of licenses and rights to exhibit theatrical movies and other programming on cable and pay TV channels are recorded at the contract price, generally when the screening certificate has been obtained and the programming is available for exhibition, or on the date the contract is signed, if later. The costs for theatrical movies and other long-term programming are amortized as the programming is exhibited. The costs of multi-year sports rights are amortized over the term of the contract.

Estimates of TV & Film total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and prospective revisions to amortization rates or write-downs to net realizable value may occur. Such adjustments could have a material effect on the results of operations in future periods.

Telecoms – Revenues are recognized primarily based upon usage (minutes of traffic processed) of our network and facilities and contract fees. On wireline business, subscription fees are deferred and recognized over the estimated life of the customer. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used.

Internet – Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed. Revenues from e-commerce activities are recognized when the products sold are shipped to customers.

Environmental Services – Revenues on public service contracts are recognized as services are provided. Amounts billed and collected prior to services being performed are included in deferred revenues. Fees incurred to obtain a contract and paid upfront are capitalized and amortized on a straight-line basis over the duration of the contract. Revenues from long-term contracts involving a substantial construction component are recorded on the percentage-of-completion basis. In the ordinary course of business, revenue-producing contracts are reviewed to determine if the direct costs, exclusive of any non-variable costs, to service the contractual arrangements exceed the revenues to be produced by the contract. Any resulting net loss over the life of the contract is expensed at the time of such determination.

Facilities managed through public service contracts are typically financed by local authorities and remain their property throughout the contract term. However, we generally assume a contractual obligation to maintain and repair these facilities with repair and maintenance costs being expensed as incurred. Facilities financed by us as a consequence of specific contractual terms are recorded as fixed assets and are depreciated to their estimated residual value, if any, over the shorter of their economic useful lives or the contract term. If the contract term is shorter than the economic useful life of the asset, such depreciation is recorded as financial depreciation in provisions and allowances.

Capitalizable landfill site costs are recorded at cost. Original acquisition costs are added to estimate projected costs, including engineering fees and other professional fees incurred to obtain disposal facility permits, to determine the amount to be amortized over the remaining estimated useful life of a site. Amortization is recorded ratably on a unit of consumption basis over the capacity of the landfill as landfill airspace is consumed. If it is determined that the landfill site cannot be developed or the likelihood of being granted a disposal facility permit cannot be determined before its final authorization, as is the case in France and the United Kingdom, landfill site costs are expensed as incurred. We also have financial obligations related to closure and post-closure and the remediation of disposal facilities we operate or are otherwise responsible for. Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring and other monitoring and maintenance to be incurred after the site stops accepting waste. The cost estimates are prepared by engineers based on applicable local, state and federal regulations and site-specific requirements. These estimates do not take in to account discounts for the present value of total estimated costs. The estimated future costs are accrued for on a pro rata basis over the estimated useful life of the site. Accruals for environmental remediation obligations are recognized when costs are probable and reasonably estimable. These liabilities are recorded as provisions and allowances.

Accounting for Internal Use Software

Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed

All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs, and are expensed as they are incurred. The technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications has been completed. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not significant.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of the Company’s corporate name have been capitalized and are amortized over five years.

Income Before Exceptional Items, Income Taxes, Goodwill Amortization, Equity Interest and Minority Interest

Income from operations before exceptional items and income taxes includes the business activities of consolidated companies and the cost of financing. It does not include one-time items, non-recurring in nature, such as gains and losses on the disposal of businesses.

Deferred Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax assets are recorded at their estimated net realizable value when recovery is probable. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

Earnings Per Share

Vivendi Universal presents two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding, including treasury shares recorded as other marketable securities, during the year. Diluted EPS adjusts basic EPS for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

Goodwill and Business Combinations

All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 7 to 40 years in our Media and Communications businesses and from 20 to 40 years in our Environmental Services businesses.

Prior to December 31, 1999, French GAAP permitted certain significant acquisitions to be accounted for as mergers. Under this method, assets and liabilities of the acquired company were accounted for at historical cost. The difference between the value of shares issued in the merger and the value of net assets acquired was recorded as goodwill. For acquisitions completed through the issuance of capital, a portion of goodwill attributable to such proceeds was recorded as a reduction of shareholders’ equity, up to the amount of the related share premium.

Other Intangible Assets

Vivendi Universal has significant acquired other intangible assets, including music catalogs, artists’ contracts, music and audiovisual publishing assets, film and television libraries, international television networks, editorial resources and plates, distribution networks, customer relationships, copyrights and trademarks, among others. Acquired music catalogs, artists’ contracts and music publishing assets are amortized over periods ranging from 14 to 20 years, most other intangibles are amortized over a 40-year period, on a straight-line basis.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, generally 20 – 30 years for buildings and 3 – 15 years for equipment and machinery. Assets financed by leasing contracts that include a purchase option (known in France as “credit-bail”) are capitalized at the present value of future minimum lease payments and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included in depreciation expense.

Valuation of Long-Lived Assets

Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement –see Note 2).

Inventories

Inventories are valued either on a first-in-first-out or a weighted average cost basis and are stated at the lower of cost or net realizable value.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less and are stated at cost, which approximates fair value due to the short-term maturity.

Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares acquired in open market transactions or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders’ equity. Marketable securities are carried at cost and a valuation allowance is provided if the fair value is less than the carrying value.

Derivative Financial Instruments

Vivendi Universal uses various derivative financial instruments that predominantly qualify as hedges to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate and cross-currency swap agreements, forward exchange contracts and interest rate caps. Interest rate swaps and caps are used to manage net exposure to interest rate changes related to borrowings and to lower overall borrowing costs. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred. Cross-currency swaps and forward exchange contracts are used to reduce earnings and cash flow volatility associated with changes in foreign exchange rates and to protect the value of existing foreign currency assets and liabilities. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized. Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates. Any derivative financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

Employee Benefit Plans

In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, postretirement health care and life insurance and postemployment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all of our employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. For defined benefit plans, pension expense and plan contributions are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which we maintain a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of our employees. Our funding policy is consistent with applicable government funding requirements and regulations. Pension plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but they do not hold investments in Vivendi Universal’s shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently. The costs of postretirement and postemployment benefits are accrued based on actuarial studies. There is no advance funding for these programs.

Stock Based Compensation

Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain directors and employees. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing an additional incentive to improve company performance and increase share price on a long-term basis. Shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries to purchase shares of Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer.

Changes in Accounting Principles and Financial Statement Presentation

In 2001, Vivendi Universal adopted the following new accounting principles and financial statement presentation in order to more closely align their accounting policies to U.S. GAAP, where permitted under French GAAP, and improve comparability between French and U.S. GAAP reporting standards:

•	As permitted by Regulation 99.02 (§41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format previously presented. For our subsidiary, Vivendi Environnement, revenues now include operating subsidies and exclude revenues related to construction for internal use assets. The effect of this change was to reduce Vivendi Environnement’s revenues by €218 million in the restated 2000 Consolidated Statement of Income.

•	The definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items include, gains and losses on the disposal of businesses. Exceptional items are presented as a separate component in the Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or net financial expenses. A restated 2000 Consolidated Statement of Income has been presented in order to facilitate comparability and give effect to this change, which increased net exceptional income by €865 million, reduced operating income by €748 million, increased net financial expenses by €129 million and reduced income tax expense by €12 million.

•	The consolidated Statement of Cash Flows presents items used in analyzing the change in cash and cash equivalents. Previously it presented elements of variation in net financial debt.

Reclassifications

Certain reclassifications have been made to the prior years’ financial information to conform to the 2001 presentation.

NOTE 2       ACQUISITIONS AND DISPOSITIONS

Merger of Vivendi, Seagram and Canal Plus

On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included:

•	Vivendi’s combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters’ rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal’s wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held;

•	Vivendi Universal’s merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business;

•	Vivendi accounted for the Merger Transactions with Seagram and Canal Plus using the purchase method of accounting for business combinations.

Seagram

Seagram was acquired for an aggregate cost of €32,565 million, consisting of the issuance of approximately 356.1 million common shares valued at €91.45 per share. The value of the shares issued was determined based on the average market price of Vivendi’s common shares over the five day period before and after the final terms of the acquisition were announced, which was on July 4, 2000.

Allocation of Purchase Price – At the time of the Merger Transactions, Vivendi Universal recorded each asset acquired and liability assumed at its estimated fair value. This preliminary purchase price study has been reviewed and adjusted when appraisals or other valuation data were obtained within the one-year period from the completion of the Merger Transactions. Subsequent to the recording of the preliminary purchase price allocation, adjustments were made in respect of the value of the investment in USA Networks, deferred taxes, and the completion of a trademark valuation study. The excess of the total consideration paid over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period. Acquired film library, music catalogs, artists’ contracts and music publishing assets are amortized over periods ranging from 14 to 20 years. Other intangible assets are amortized over a 40-year period, on a straight-line basis.

The following table shows the final allocation of the purchase price to the fair values of assets and liabilities recorded, adjusted in order to reflect the changes in fair values of assets and liabilities recorded in the preliminary allocation of the purchase price in December 2000.

Seagram

(In millions of euros)

Accounts receivable, net	€2,721

Film library, music catalogs, artists’ contracts and advances	7,781

Trade names	1,600

Goodwill	25,859

Investment in USA Networks	6,940

Spirits and wine ass ets held for s ale	8,693

Other assets	7,383

Accrued expenses and other current liabilities	(3,680)

Royalties payable, participations and other non-current liabilities	(5,881)

Minority interest	(2,275)

Deferred income tax liability	(7,840)

Cash acquired	1,288

Debt assumed	(10,024)

Purchase price	€32,565

Non-current liabilities include pre-acquisition contingencies, obligations and commitments arising from the acquisition of Seagram. Included are provisions for legal claims which were contingent as of the date of the acquisition and contractual creative commitments where past history, current market trends and future expectations do not anticipate recovery of the contractual obligations from future earnings. Non-current liabilities also include an accrual for exit activities of €400 million for closure and consolidation of operations. In connection with the integration of Vivendi, Seagram and Canal Plus, management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies.

Disposal of Seagram’s Spirits and Wine Business - In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately U.S.$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately U.S.$7.7 billion. The spirits and wine business generated revenues of €5 billion and operating income of €0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

Canal Plus

Canal Plus was acquired for an aggregate cost of €12,537 million, consisting of the issuance of approximately 130.6 million common shares valued at €94.88 per share, and the cost induced by the conversion of stock options plans of Canal Plus. The value of the shares issued was determined based on the average market price of Vivendi’s common shares over the five day period before and after the final terms of the acquisition were announced, which was on June 20, 2000.

At the time the step acquisition was made, Vivendi Universal recorded each asset acquired and each liability assumed at its estimated fair value. The excess of the total consideration paid for the acquired company over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill. As a result of the acquisition of Canal Plus, Vivendi Universal recorded approximately €12,544 million as goodwill, which is amortized on a straight-line basis over a 40-year period. Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately €1.4 billion. Goodwill of €1,159 million arising in connection with the acquisition was recorded as a reduction of shareholders’ equity, as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The acquisition increased Vivendi’s ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

Purchase of Interest in Maroc Telecom

In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco’s national telecommunications operator for approximately €2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights.

Acquisition of Houghton Mifflin Company

In July, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading U.S. educational publisher, for a total of approximately U.S.$2.2 billion, including assumption of Houghton Mifflin’s average net debt of approximately U.S.$500 million.

Acquisition of MP3.com, Inc.

On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately U.S.$400 million or U.S.$5 per share in a combined cash and stock transaction.

The details of the purchase of the interest in Maroc Telecom and acquisitions of Houghton Mifflin and MP3.com, based on preliminary purchase price allocations, are as follows. Final allocations of the purchase price is not expected to differ significantly from the following, however, final purchase price allocations are dependent upon the completion of asset valuation studies at Maroc Telecom.

	Maroc Telecom	Houghton Mifflin	MP3.com

		(In millions of euros)

Fair value of net assets acquired	€341	€600	€11

Goodwill recorded as an asset	2,077	1,454	443

Purchase price	€2,418	€2,054	€454

Goodwill on the Maroc Telecom and Houghton Mifflin transactions is being amortized on a straight-line basis over 40 years. Goodwill on the MP3.com transaction is being amortized on a straight-line basis over 7 years.

Disposition of Sithe

In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc. (Exelon) for approximately U.S.$696 million. The net proceeds of the transaction to Vivendi Universal were approximately U.S.$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe’s results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for €2.13 billion This transaction generated a capital gain of €415 million.

Disposition of Interest in France Loisirs

In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated €153 million, generating a capital loss of €1 million.

Pro Forma Financial Information

As the transactions discussed above have realigned our businesses and impacted the comparability of our financial statements, we have presented below unaudited condensed pro forma income statement data for 2001 and 2000, which illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs as if the transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The pro forma information is not necessarily indicative of the combined results of operations of Vivendi Universal that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of Vivendi Universal.

	Years Ended December 31,

	2001	2000

	(In millions of euros)

Revenue	€58,189	€53,051

Operating income	€33,841	€2,606

Other Acquisitions and Dispositions

Other acquisitions and dispositions in 2001 included:

Disposal of Investment in BSkyB – In October 2001, in order to meet the requirements imposed upon Vivendi Universal by the European Commission in connection with the Merger Transactions, Vivendi Universal sold approximately 96% (400.6 million shares) of its investment in British Sky Broadcasting (BSkyB). The investment in BSkyB was sold for 616 pence per share to two British companies, which were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds were sold to a financial institution. The proceeds from this transaction approximated €4 billion. Concurrently, Vivendi Universal entered into a total return swap agreement with the same financial institution, which resulted in Vivendi Universal retaining the financial risk or benefit associated with BSkyB’s market value until no later than October 2005. In December 2001, the financial institution issued share certificates exchangeable into 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market), and resulted in a capital gain of approximately €1.1 billion for Vivendi Universal. Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale because, although the beneficial interests of the two British companies are held by the financial institution, Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies and a liability representing the borrowings used to acquire them are recorded in Vivendi Universal’s consolidated financial statements. Other marketable securities include €1.5 billion representing the historical value of the BSkyB shares and long-term debt includes approximately €4 billion. The capital gain related to the 150 million shares certificates issued in December 2001 was recorded as a financial receivable in short-term loans receivable. The remaining 14.9 million BSkyB shares were held by a trustee in the U.K. to serve the Pathé exchangeable bonds. In February 2002, Vivendi Universal (the acquirer of Pathé) exercised its option to redeem the bonds. The redemption date was fixed for March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per 10,000 French francs principal amount of bonds up to and including February 26, 2002.

Disposition of AOL France – In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and CANAL+ Group swapped their interest in the AOL France joint-venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and CANAL+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at U.S.$725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of U.S.$719 million. If this investment was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in the consolidated financial statements in the amount of U.S.$725 million. This transaction generated a net capital gain of €402 million.

Canal+ Group’s Sale of its Stake in Eurosport – On January 31, 2001, CANAL+ Group announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to €303 million for CANAL+ Group and €345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ Group will remain a distribution channel for Eurosport. CANAL+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

Sale of Stake in Havas Advertising – In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world’s fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The €484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of €125 million. In December 2001, Vivendi Universal sold the rights to the ‘Havas’ name to Havas Advertising for approximately of €4.6 million.

Acquisition of Uproar Inc. – In February 2001, Flipside Inc., a subsidiary of Vivendi Universal’s Publishing (VUP) business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of Uproar’s outstanding stock for U.S.$3 per share, or a total consideration of U.S.$128 million. The transaction has made the combined entity an international leader in Web-based interactive gaming.

Participation in Elektrim – In September 2001, Elektrim Telekomunikacja (Telco), in which Vivendi Universal has a 49% interest, acquired all Elektrim S.A.’s landline telecommunications and Internet assets. Vivendi Universal loaned to Telco €485 million, at arms length conditions, to provide them with the necessary funds for the acquisition.

Acquisition of EMusic.com – On April 6, 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer of U.S.$0.57 per share. The net purchase price approximated U.S.$24 million. The acquisition was completed on June 14, 2001.

UPC Alliance – In August 2001, CANAL+ Group and UPC (United Pan-Europe Communications N.V.) agreed to merge their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the CANAL+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) will be managed and controlled by CANAL+ Group, who will own 75% of TKP. UPC will contribute its Polish satellite assets to TKP in exchange for a 25% interest and €150 million in cash. As part of this transaction, CANAL+ Polska will also be available on UPC’s Polish cable network, in which UPC will retain 100% control. The agreement was finalized in December 2001 after having received regulatory approval. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001.

Sale of 9.3% Interest in Vivendi Environnement – In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Vivendi Environnement for approximately €38 per share or total proceeds of €1.2 billion, generating pre-tax capital gains of €116 million (net of €10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Vivendi Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Vivendi Environnement at €55 per share until March 2006. These transactions did not modify Vivendi Universal’s 63% consolidated interest in Vivendi Environnement as the warrant issue replaces the shares sold that were allocated to the exchangeable bonds.

Other acquisitions and dispositions in 2000 included:

Disposition of Non-Core Construction and Real Estate Businesses – In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Générale d’Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity’s senior management for €42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe’s leading construction company) from 49.3% to 16.9%, receiving in exchange €572 million, which resulted in a capital gain of approximately €374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci’s results effective July 1, 2000.

Telecoms and Internet Acquisitions – Additionally, in January 2000, Vivendi Telecom International (VTI) a wholly owned direct subsidiary of Vivendi Universal acquired 100% of the outstanding shares of United Telecom International (UTI), a Hungarian telecommunications company for €130 million, including €123 million of goodwill, which is being amortized on a straight line basis over 20 years. In March 2000, Vivendi Universal acquired 100% of I-France for €149 million, including €146 million of goodwill. In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.com PLC for €443 million, including €359 million of goodwill. The goodwill arising from these transactions is being amortized on a straight line basis over 7 years.

Other acquisitions in 1999 included:

US Filter – In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter (United States Filter Corporation), a U.S. based water treatment and equipment manufacturing company, for €5,801 million cash, financed through the issuance of Vivendi Universal bonds and common shares. Goodwill arising in connection with the acquisition totaled €4,577 million, of which €2,776 million was recorded as a reduction of shareholders’ equity as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The remaining €1,801 million was recorded as an asset, which is being amortized on a straight-line basis over 40 years.

Havas Interactive — In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a U.S. based software company, for €678 million. Goodwill of €282 million was recorded as an asset, which is being amortized on a straight-line basis over 10 years.

Impairment of Goodwill

Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement). The charge was comprised of €6 billion for CANAL+ Group, €3.1 billion for Universal Music Group, €1.3 billion for Universal Studios Group, €1.3 billion for international Telecoms businesses, €0.6 billion for Vivendi Environnement (net of €0.3 billion minority interest) and €0.3 billion for Internet businesses. Of the total charge, €12.1 billion related to consolidated subsidiaries and €0.8 billion related to investments accounted for using the equity method.. The charge is expected to benefit future results by reducing recurring goodwill amortization by approximately €340 million related to Media and Communications businesses.

As permitted under French GAAP, a portion of goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction of shareholders’ equity, up to the amount of the related share premium. The impairment charge does not reflect any “theoretical” impairment of goodwill originally recorded as a reduction of shareholders’ equity. Upon the recommendation of the French Commission des Opérations de Bourse (COB), Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion recorded as a reduction of shareholders’ equity, adjusted for accumulated goodwill amortization recorded since the acquisition. The total goodwill impairment was €15.2 billion, comprised of the €12.9 billion goodwill impairment charge discussed above, which corresponds the proportion of goodwill originally recorded as an asset and a “theoretical” impairment, corresponding to the portion of goodwill originally recorded as a reduction of shareholders’ equity of €2.3 billion (€1.7 billion after €0.6 billion minority interest related to Vivendi Environnement), of which €1.6 billion related to Vivendi Environnement and €0.7 billion related to CANAL+ Group. The “theoretical” impairment of goodwill has no income statement impact.

The “theoretical” impairment related to Vivendi Environnement, results from a portion of the goodwill arising from their acquisition of US Filter being recorded as a reduction of shareholders’ equity in 1999. Vivendi Environnement, in its own consolidated financial statements, reversed the portion of US Filter goodwill originally recorded as a reduction of shareholders’ equity by a net amount of €2 billion, thereby increasing goodwill.

Additionally in 2001, impairment of other long-term assets (goodwill, investments and their related receivables, if any) resulted in an approximate write-down of €1 billion, including €0.3 billion related to Scoot.com Plc recorded in June 2001.

NOTE 3       INVESTMENTS

Vivendi Universal’s investments consist of:

	December 31,

	2001	2000

	(In millions of euros)

Investments accounted for using the equity method	€9,176	€9,177

Seagram’s spirits and wine net assets held for sale	—	8,759

Other investments:

Investments accounted for using the cost method	1,150	1,000

Portfolio investments — marketable securities	1,814	3,264

Portfolio investments — other	2,619	3,078

	5,583	7,342

	€14,759	€25,278

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The following table summarizes information about equity method investments:

		December 31,

				Proportionate		Proportionate share of
		Interest		share of equity		net income (loss)

		2001	2000	2001	2000	2001	2000	1999

		(In millions of euros)

USANi LLC	(1)	47.9%	48.6%	€6,669	€5,310	€144	€—	€—

UC Development Partners	(1)	50.0%	50.0%	364	396	(46)	—	—

Sundance Channels	(1)(2)	10.0%	10.0%	185	70	—	—	—

Universal Studios Florida	(1)	50.0%	50.0%	168	142	5	—	—

Port Aventura	(1)	37.0%	37.0%	101	96	(2)	—	—

Universal Studios Japan	(1)	24.0%	24.0%	85	70	25	—	—

UGC		39.3%	39.3%	83	73	7	(2)	—

UGC Ciné cité	(3)	15.6%	16.9%	69	64	1	(3)	—

Canal Digital		50.0%	50.0%	(36)	(23)	(42)	(19)	—

SPORTFIVE	(4)	35.6%	—	229	—	—	—	—

TKP and Cy fra+	(5)	—	33.0%	—	(37)	(122)	(26)	—

Elecktrim Telekomunikacja SP		49.0%	49.0%	521	1,149	(28)	(31)	—

Telecom Developpement		50.0%	49.9%	281	269	12	27	(1)

Xfera Moviles		26.2%	26.2%	72	75	(35)	(6)	—

Société Financière de Distribution (SFD)		49.0%	49.0%	(74)	(47)	(23)	(37)	—

Scoot.com PLC	(6)	22.4%	22.4%	—	65	(65)	(15)	—

Vizzavi Europe		50.0%	50.0%	(466)	(44)	(193)	(44)	—

Realia Business SA		24.1%	23.3%	96	90	18	15	—

Philadelphia Suburban	(7)	15.2%	17.0%	88	73	12	11	5

Domino		30.0%	30.0%	54	57	7	8	—

South Staffordshire	(8)	31.7%	31.7%	59	54	10	11	10

Sithe Energies, Inc.	(9)	—	34.2%	—	821	—	—	—

BSky B		—	—	—	—	—	(119)	(14)

Havas Advertising		—	—	—	—	—	—	11

Cofiroute		—	—	—	—	—	—	26

Nexity		—	—	—	—	—	18	—

Vinci		—	—	—	—	—	13	—

Other	(10)	—	—	628	454	(138)	(107)	(5)

				€9,176	€9,177	€(453)	€(306)	€33

(1)	Entities acquired in connection with the Merger Transactions in December 2000.

(2)	Despite having less than a 20% interest, the Sundance Channels are accounted for under the equity method as Vivendi Universal also has loans to the Sundance partnership (approximately U.S.$50 million at December 31, 2001), which can be converted to a common interest, increasing our interest to 50% or above. This allows Vivendi Universal to exercise significant influence over the Sundance Channels.

(3)	Vivendi Universal has a direct interest of 15.6% in UGC Ciné Cité and an indirect interest of 33.2% through its investment in UGC.

(4)	New entity created through the merger between the Jean-Claude Darmon Group and Sport+.

(5)	Consolidated at December 31, 2001 (see Note 2, UPC Alliance).

(6)	Investment in Scoot.com plc was impaired in June 2001 (see Note 2, Impairment of Goodwill).

(7)	The quoted market price for Philadelphia Suburban at December 31, 2001 was €265 million. Despite having less than a 20% interest, Philadelphia Suburban is accounted for under the equity method as Vivendi Environnement is the largest shareholder of this company and retains representation on the Board of Directors.

(8)	The quoted market price for South Staffordshire at December 31, 2001 was €190 million.

(9)	Sithe Energies, Inc. has been accounted for under the cost method since January 1, 2001.

(10)	Other investments consists of various entities accounted for under the equity method whose proportionate share of equity is under €40 million at December 31, 2001.

The following table provides a reconciliation of the change in equity method investments during the year:

		Proportionate	Changes	Proportionate		Foreign	Proportionate
		share of equity	in scope of	share of net		currency	share of equity
		December 31,	consolidation	income	Dividends	translation	December 31,
		2000	& other	(loss)	received	adjustments	2001

		(In millions of euros)

USANi LLC	(1)	€5,310	€892	€144	€(17)	€340	€6,669

UC Development Partners		396	(8)	(46)	—	22	364

Sundance Channels	(1)	70	108	—	—	7	185

Universal Studios Florida		142	13	5	—	8	168

Port Aventura		96	—	(2)	—	7	101

Universal Studios Japan		70	(6)	25	—	(4)	85

UGC		73	—	7	—	3	83

UGC Ciné cité		64	3	1	—	1	69

Canal Digital		(23)	30	(42)	—	(1)	(36)

SPORTFIVE		—	229	—	—	—	229

TKP and Cy fra+		(37)	159	(122)	—	—	—

Elecktrim Telekomunikacja SP	(2)	1,149	(600)	(28)	—	—	521

Telecom Developpement		269	—	12	—	—	281

Xfera Moviles		75	32	(35)	—	—	72

Société Financière de Distribution (SFD)		(47)	(4)	(23)	—	—	(74)

Scoot.com PLC		65	—	(65)	—	—	—

Vizzavi Europ e	(3)	(44)	(226)	(193)	—	(3)	(466)

Realia Business SA		90	—	18	(12)	—	96

Philadelphia Suburban		73	6	12	(7)	4	88

Domino		57	—	7	(3)	(7)	54

South Staffordshire		54	—	10	(5)	—	59

Sithe Energies Inc.		821	(821)	—	—	—	—

Other		454	302	(138)	17	(7)	628

		€9,177	€109	€(453)	€(27)	€370	€9,176

(1)	Changes in scope of consolidation & other for USANi LLC and Sundance Channels primarily reflects final purchase price allocation adjustments related to the Merger Transactions (see Note 2).

(2)	Changes in scope of consolidation & other for Elektrim Telekomunikacja SP reflects €0.6 billion of the €0.8 impairment charge related to investments accounted for under the equity method (see Note 2).

(3)	Changes in scope of consolidation & other for Vizzavi Europe reflects €0.2 billion of the €0.8 charge related to investments accounted for under the equity method (see Note 2).

Summarized financial information for equity method investees is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)

Revenues	€13,343	€2,644	€8,242

Operating income (loss)	€2,247	€181	€(285)

Net loss	€(770)	€(26)	€(446)

	December 31,

	2001	2000

	(In millions of euros)

Long-term assets	€27,136	€23,202

Current assets	6,955	3,937

Total assets	€34,091	€27,139

Shareholders’ equity	€16,158	€13,292

Long-term liabilities	8,463	8,560

Current liabilities	9,470	5,287

Total liabilities and shareholders’ equity	€34,091	€27,139

INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

The following table summarizes information about cost investments:

		December 31,

		Interest		Cost

		2001	2000	2001	2000

				(In millions of euros)

Sithe Energies, Inc.	(1)	34.2%	—	€604	€—

Elektrim S.A.		10.0%	4.9%	96	63

Mauritel	(2)	18.9%	—	52	—

Vodafone Egypt (formerly Misrfone)		7.0%	7.0%	23	23

Generale de Transport et d’Industrie		7.8%	7.8%	22	22

Havas Advertising	(3)	—	11.4%	—	340

Fovarosi Csatomazasi Muvek Reszvenytarsasag	(4)	—	25.0%	—	76

Genova Acque		16.9%	16.9%	38	38

Apa Nova Bucaresti	(5)	—	100.0%	—	35

Other	(6)	—	—	812	673

				1,647	1,270

Valuation allowance				(497)	(270)

				€1,150	€1,000

(1)	Sithe Energies, Inc. has been accounted for under the cost method since January 1, 2001.

(2)	Acquired in 2001.

(3)	Havas Advertising was sold in June 2001 (see Note 2).

(4)	Accounted for under the equity method in 2001.

(5)	Consolidated in 2001 due to the acquisition of additional interest at the end of 2000.

(6)	Other investments consists of various entities accounted for under the cost method whose carrying value was under €20 million at December 31, 2001.

PORTFOLIO INVESTMENTS — SECURITIES

The following table summarizes information about portfolio investments - securities:

		December 31,

		2001				2000

			Gross	Gross	Estimated		Gross	Gross	Estimated
			Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

					(In millions of euros)

BSky B	(1)	€1	€15	€—	€16	€1,233	€4,946	€—	€6,179

Dupont	(2)	903	—	(106)	797	853	—	—	853

USA Networks common shares	(3)	426	137	—	563	320	—	—	320

USA Networks class B shares	(3)	315	—	—	315	252	—	—	252

Softbank Capital Partners		230	—	(117)	113	—	—	—	—

Saint-Gobain		14	7	—	21	124	104	—	228

Facic		—	—	—	—	181	5	—	186

Eiffage		—	—	—	—	57	—	(17)	40

Others	(4)	44	—	(7)	37	261	21	(93)	189

		1,933	159	(230)	1,862	3,281	5,076	(110)	8,247

Valuation allowance		(119)	—	119	—	(17)	—	17	—

		€1,814	€159	€(111)	€1,862	€3,264	€5,076	€(93)	€8,247

(1)	In February 2002, these BSkyB shares were sold for cash, which was used for the redemption of part of the Pathé exchangeable bonds (see Note 2).

(2)	Represents 16,444,062 shares with a book value of U.S.$713 million. The quoted market price for Dupont at December 31, 2001 was U.S.$42.51 per share. The change in the cost of the Dupont shares between December 31, 2000 and 2001 was due to fluctuation in the U.S. dollar/euro exchange rate. At December 31, 2000, the fair value of the investment in Dupont approximated it’s book value due to the fair value allocation of the purchase price to the investment related to the acquisition of Seagram.

(3)	Represents 18,181,308 shares of common stock of USA Networks with a book value of U.S.$374 million and 13,430,000 class B shares of USA Networks with a book value of U.S.$276 million. The quoted market price for the common stock of USA Networks at December 31, 2001 was U.S.$27.31 per share. The change in the cost of the investment in USA Networks between December 31, 2000 and 2001 was due to final purchase price allocation adjustments related to the Merger Transactions and fluctuation in the U.S. dollar/euro exchange rate. At December 31, 2000, the fair value of the investment in USA Networks approximated it’s book value due to the fair value allocation of the purchase price to the investment related to the acquisition of Seagram.

(4)	Other investments consist of various entities whose cost was under €40 million at December 31, 2001.

PORTFOLIO INVESTMENTS — OTHER

	December 31,

	2001	2000

	(In millions of euros)

Long-term loans	€1,586	€2,089

Other	1,231	1,066

	2,817	3,155

Valuation allowance	(198)	(77)

	€2,619	€3,078

INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies. They exist in Vivendi Environnement only.

Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)

Revenues	€4,923	€3,055	€2,509

Operating income	€426	€354	€223

Net income	€128	€171	€80

	December 31,

	2001	2000

	(In millions of euros)

Long-term assets	€8,082	€5,276

Current assets	4,694	2,180

Total assets	€12,776	€7,456

Shareholders’ equity	€5,146	€2,095

Minority interest	163	279

Financial debt	2,852	1,830

Reserves and other liabilities	4,615	3,252

Total liabilities and shareholders’ equity	€12,776	€7,456

NOTE 4    SHAREHOLDERS’ EQUITY

The number of common shares outstanding was 1,085,827,519 and 1,080,808,443, respectively, as at December 31, 2001 and 2000. Each common share, with the exception of treasury shares, has one voting right and may be registered upon request by the owner. The number of voting rights outstanding was 978,216,347 and 1,018,679,038, respectively, as at December 31, 2001 and 2000. Vivendi Universal and its subsidiaries held 107,386,662 shares of Vivendi Universal shares at December 31, 2001, representing a gross amount of €6,762 million, or an average cost per share of €63. Approximately 22% of the total was recorded as marketable securities. The remaining balance was recorded as a deduction of shareholders’ equity, primarily relating to 19.6 million shares sold by the Bronfman family and related entites at an average price of €75.1 and 55 million treasury shares sold by Vivendi Universal in January 2002 at an average price of €60. Additionally, 19.7 million stripped shares, the title ownership of which was transferred to the Seagram shareholders who elected to acquire their Vivendi Universal stock on a deferred basis, were recorded as a reduction of shareholders’ equity. Approximately 21 million shares are allocated to cover the stock option plans offered to Vivendi Universal employees. During 2001, 83,289,757 shares were acquired at an average price of €61.5, and 14,551,360 shares were sold at an average price per share of €60.9. At December 31, 2001, Vivendi Universal had convertible securities and outstanding stock options that were convertible or exercisable into approximately 64.1 million common shares.

In 2001, the sale of TV Sport resulted in a €35 million reversal of goodwill, which had previously been recorded as a reduction of shareholders’ equity pursuant to the former rules issued by the COB in 1988. At December 31, 2001, goodwill of €4,333 million had been recorded as a reduction of shareholders’ equity. If this had been recorded as an asset, accumulated amortization of goodwill (assuming straight line amortization over periods customarily used by Vivendi Universal) would increase by €417 million, including € 117 million related to 2001.

As discussed in Note 2, accumulated amortization of goodwill excludes the €2.3 billion “theoretical” impairment of goodwill corresponding to the portion of goodwill originally recorded as a reduction of shareholders’ equity. The “theoretical” impairment of goodwill has no income statement impact.

NOTE 5    DEBT

		December 31,

		2001	2000

		(In millions of euros)

Bonds and bank loans		€15,218	€15,803

BSkyB 0.5%	(1)	3,948	—

Vivendi Environnement exchangeable 2%	(2)	1,809	—

Vivendi Universal convertible 1.25%	(3)	1,699	1,699

Vivendi Environnement 1.5%	(4)	1,535	1,535

BSkyB 1%	(5)	1,440	1,440

Vinci 1%	(6)	527	—

BSkyB 3%	(7)	117	155

Mediaset SpA 3.5%	(8)	—	52

Seagram debt remaining	(9)	354	2,491

Capital leases	(10)	997	629

		27,644	23,804

Subordinated debt	(11)	133	150

Total long-term debt		€27,777	€23,954

Bank overdrafts and other short-term borrowings		€14,003	€14,852

Of the total long-term debt, €13.1 billion related to Vivendi Environnement, including €10.9 billion of bonds and bank loans, the 1.5% convertible and exchangeable bonds discussed in (4) below, €602 million of capital leases and €109 million of subordinated debt. Of the the total bank overdrafts and other short-term borrowings, €5.5 billion related to Vivendi Environnement.

(1)	In October 2001, Vivendi Universal sold its investment in BSkyB to two British companies which issued convertible notes in the BSkyB shares. The notes mature on October 8, 2005 and bear interest at 0.5%. The notes are convertible at a fixed number of shares per note (see Note 2).

(2)	In February 2001, Vivendi Universal issued 32,352,941 bonds with a nominal value of €55.90 each that bear interest at 2% per annum. Each bond is exchangeable at any time at the option of the bondholder into a Vivendi Environnement share. The bonds redemption price is €61.17 and they will mature on March 8, 2006. The bonds are redeemable in whole at the accreted principal amount assuring their holders a yield to maturity of 3.75% at any time if the closing price of a Vivendi Environnement share for 20 out of 30 consecutive trading days equals or exceeds 125% of the accreted principal amount. The bondholders may at their option demand redemption of part or all of their bonds on March 8, 2003 at a price equal to the accreted principal amount. At December 31, 2001, all the bonds were outstanding.

(3)	In January 1999, Vivendi Universal issued 6,028,363 bonds with a nominal value of €282.00 each that bear interest at 1.25% per annum. Each bond is convertible at the option of the bondholder into Vivendi Universal shares at a conversion rate of 1 bond to 3.047 shares. The bonds redemption price is par value (€282.00) and they will mature in January 2004. Vivendi Universal may redeem the bonds early in whole from January 1, 2002 to December 31, 2003 at the par value if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. At December 31, 2001, 6,024,329 of the bonds were outstanding. Following the Merger Transactions, Vivendi Universal held back these bonds and will totally reedem them on January 1, 2004 at their par value.

(4)	In April 1999, Vivendi Environnement, a then wholly owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (Oceane) to the public, with a nominal value of €271.00 each that bear interest at 1.5% per annum. Upon the IPO of Vivendi Environnement in July 2000, 5,183,704 bonds were converted into Vivendi Environnement shares. At December 31, 2001, 5,331,126 bonds were outstanding and convertible into a total of 16,243,941 Vivendi Universal shares (which may be treasury shares or newly issued shares) at a conversion rate of 1 bond to 3,047 shares. The bonds redemption price is €288.00 and they will mature on January 1, 2005. In the absence of conversion, exchange or early redemption, the bonds will have a gross yield to maturity of 2.54%. Vivendi Universal may require Vivendi Environnement to redeem the bonds at an early redemption price (necessary to provide the bondholders a gross yield to maturity of 2.54%) if the average price of a Vivendi Universal share over a specified period exceeds 115% of the early redemption price.

(5)	In July 2000, in connection with its intention to dispose of its BSkyB shares, Vivendi Universal issued 59,455,000 exchangeable notes with a nominal value of €24.22 each that bear interest at 1% per annum. Each note is exchangeable at anytime at the option of the holder into a BSkyB share. The notes are redeemable in whole at the option of Vivendi Universal at the early redemption price (assuring the note holder a yield to maturity of 1.88%) if the average price of BSkyB shares during a period of 20 consecutive days is equal to or greater than 115% of the principal amount of the notes. The notes mature in July 2003. In October 2001, all of the BSkyB shares corresponding to the issuance of these notes were sold. At December 31, 2001, all of these notes were outstanding. Unless previously redeemed or exchanged, the notes will be redeemed in cash at an amount equal to €24.87 on July 5, 2003.

(6)	In February 2001, Vivendi Universal issued 6,818,695 bonds with a nominal value of €77.35 each that bear interest at 1% per annum. Each bond is exchangeable at any time at the option of the bondholder into a Vinci share. Each bondholder may, at their option, redeem all or part of their bonds on March 1, 2004 at a price equal to the accreted principal amount. Vivendi Universal may at its option redeem all the outstanding bonds at their redemption price if the closing price of a Vinci share for 20 out of 30 consecutive trading days equals or exceeds 125% of the accreted principal amount (which provides a yield to maturity of 3.75%). As of December 2001, all of the bonds remained outstanding. Vivendi Universal currently owns an adequate number of Vinci shares to fulfil its exchange obligation. Unless previously redeemed or exchanged, the notes will be redeemed in cash at an amount of €88.81 per bond on March 6, 2006.

(7)	In connection with the acquisition of Pathé in September 1999, Vivendi Universal assumed bonds that bear interest at 3% per annum, with a maturity in November 2003, and that are exchangeable into BSkyB shares at the option of the bondholder for 188.5236 BSkyB shares. In January 2002, Vivendi Universal decided to exercise its option to redeem the whole of these bonds by exchanging them for the BSkyB shares it owned.

(8)	In April 1997, Canal Plus issued exchangeable notes in an aggregate principal amount of €304.9 million which bear interest at 3.5% and mature on April 1, 2002. Each note is exchangeable at the option of the holder at a conversion rate of 1 note to 341.74 Mediaset shares. CANAL+ Group currently owns an adequate number of Mediaset shares to meet its conversion obligation.

(9)	Tender offers and consent solicitations for Seagram’s outstanding debt securitites, assumed in the Merger Transactions, were mostly completed in the first quarter of 2001. The balance is comprised of several minor outstanding amounts remaining after the tender offer.

(10)	Represents lease contracts that include a purchase option, known in France as “credit bail”. In addition to these lease contracts, Vivendi Universal has additional lease obligations related to real estate defeasances(see Note 9).

(11)	Subordinated debt consists primarily of a loan of €244 million to finance the wastewater treatment plant in Zaraoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years and U.S.$70 million of securities repayable over 15 years, issued on January 29, 1991 by Energies USA.

Long-term debt listed according to the currency in which it is denominated is as follows:

	December 31,

	2001	2000

	(In millions of euros)

Euros	€18,077	€20,004

U.S. dollars	4,443	3,422

Pounds sterling	4,229	180

Other	1,028	348

Total long-term debt	€27,777	€23,954

The table below presents a summary of the repayment schedules of long-term debt, classified by contract maturity date:

	December 31,

	2001	2000

	(In millions of euros)

Due between one and two years	€3,434	€7,325

Due between two and five years	14,288	12,712

Due after five years	10,055	3,917

Total long-term debt	€27,777	€23,954

At Vivendi Environnement, bank loans of €752 million were secured at December 31, 2001. These guarantees included €521 million in the water business, comprised primarily of €214 million for General Utilities, €81 million for Wyuna Water (Australia), €70 million Schwarze-Pumpe and €127 million for Vivendi Water Industrial Development and €231 million in the waste management business related to Norsk Gjevinning in Scandinavia.

Long-term debt bearing fixed interest rates amounted to €18,646 million and €11,429 million, respectively at December 31, 2001 and 2000. Long-term debt bearing variable interest rates amounted to €9,131 million and €12,525 million, respectively at December 31, 2001 and 2000.

NOTE 6     FINANCIAL INSTRUMENTS

Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

INTEREST RATE RISK MANAGEMENT

Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR variable rate instruments and are considered to be a hedge against the change in fair value of fixed rate debt obligations. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal’s interest rate risk management instruments:

	December 31,

	2001	2000

	(In millions of euros)

Pay-variable interest rate swaps:

Notional amount of indebtedness	€5,868	€3,103

Average interest rate paid	3.36%	5.00%

Average interest rate received	5.01%	5.15%

Expiry:

Due within one year	€2,282	€1,833

Due between two and five years	€1,526	€1,179

Due after five years	€2,060	€91

Pay-fixed interest rate swaps:

Notional amount of indebtedness	€10,284	€7,290

Average interest rate paid	4.25%	4.78%

Average interest rate received	2.97%	4.87%

Expiry:

Due within one year	€2,766	€466

Due between two and five years	€3,951	€3,220

Due after five years	€3,567	€3,604

Interest rate caps, floors and collars:

Notional amount of indebtedness	€3,392	€3,458

Guarantee rate	4.78%	4.74%

Expiry:

Due within one year	€150	€91

Due between two and five years	€1,391	€1,515

Due after five years	€1,851	€1,852

FOREIGN CURRENCY RISK MANAGEMENT

Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2001, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the U.S. dollar, Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal’s foreign currency risk management instruments:

	December 31,

	2001	2000

	(In millions of euros)

Forward contracts:

Notional amount	€1,705	€418

Sale against the euro	€640	€92

Purchase against the euro	€1,065	€326

Expiry:

Due within one year	€1,705	€418

Currency swaps:

Notional amount	€2,710	€2,670

Sale against the euro	€1,027	€105

Purchase against the euro	€1,683	€2,565

Expiry:

Due within one year	€2,447	€2,670

Due between two and five years	€263	€—

EQUITY MARKET RISK MANAGEMENT

Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2001 and 2000, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling €377 million in both 2001 and 2000 expire in eight years.

At December 31, 2001, Vivendi Universal has two total return swaps related to the sale of the investments in BSkyB and AOL Europe, the fair market value of the which was €(0.2) and €0 million, respectively. For additional information on these swaps see Note 9 Commitments and Contingencies.

	December 31,

	2001	2000

	(In millions of euros)

Equity-linked swaps:

Notional amount	€377	€377

Expiry:

Due within one year	€46	€—

Due between two and five years	€208	€178

Due after five years	€123	€199

Total return swaps:

Notional amount	€3,511	€—

Expiry:

Due between two and five years	€3,511	€—

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, Vivendi Universal’s financial instruments included cash, cash equivalents, marketable securities, receivables, investments, accounts payable, borrowings, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash, cash equivalents, marketable securities, receivables, accounts payable, short-term borrowings and current portion of long-term debt approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	Asset (Liability)

	December 31, 2001		December 31, 2000

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(In millions of euros)

Investments(1)	€7,398	€7,503	€8,301	€13,405

Long-term debt	€27,777	€28,128	€23,954	€24,427

Foreign currency instruments and interest rate agreements:

Interest rate and cross currency swaps	€—	€219	€—	€230

Interest caps	—	44	—	66

Forward exchange contracts	—	4	—	166

Other specialized swaps	—	163	—	166

Puts and calls on marketable securities	—	(214)	—	(257)

	€—	€216	€—	€371

(1)	Comprised of other investments (see Note 3 Investments) and treasury shares, excluding those held for stock option purposes.

CREDIT CONCENTRATIONS AND COUNTER-PARTY RISK

Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

NOTE 7     INCOME TAXES

The following tables summarize the sources of pre-tax income and the resulting income tax expense (benefit):

COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)

	Years Ended December 31,

	2001	2000(1)	2000

	(In millions of euros)

Income tax expense applicable to:

Current

France	€451	€383	€395

U.S	223	14	14

Other jurisdictions	526	381	381

	1,200	778	790

Deferred

France	290	224	224

U.S	90	(18)	(18)

Other jurisdictions	(1)	25	25

	379	231	231

Total income tax expense	€1,579	€1,009	€1,021

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,

	2001	2000

	(In millions of euros)

Deferred tax assets

Employee benefits	€142	€81

Tax credit and net operating loss carryforwards	3,813	3,902

Provisions for risks and liabilities	542	747

Other, net	1,915	917

Gross deferred tax assets	6,412	5,647

Deferred tax assets not recorded in the books	(2,187)	(1,739)

Total deferred tax assets	4,225	3,908

Deferred tax liabilities

Depreciation	261	1,320

Revaluation of assets	2,454	2,764

DuPont share redemption	1,656	1,656

Spirits and wine sale	1,769	1,769

Other, net	3,837	621

Total deferred tax liabilities	9,977	8,130

Net deferred tax liability	€(5,752)	€(4,222)

In accordance with French GAAP, Vivendi Universal does not recognize deferred tax assets on net tax operating loss carryforwards, tax credit carryforwards or on deductible temporary differences when the recovery of the related deferred tax asset is not probable. The deferred tax assets not recorded primarily relate to deferred tax assets of consolidated subsidiaries with operating loss carryforwards that are not expected to be realized. Deferred taxes on undistributed earnings of foreign subsidiaries are not recorded.

The utilization of certain tax carryforwards is subject to limitations under income tax laws. The deferred tax on the tax carryforwards expires in varying amounts as follows:

Deferred tax
on tax
carryforwards

(In millions of euros)

2002	€445

2003	130

2004	138

2005	1,531

2006	632

Thereafter up to 20xx	608

Unlimited	329

€3,813

EFFECTIVE INCOME TAX RATE

A reconciliation of the differences between the French statutory tax rate and Vivendi Universal’s effective income tax rate is as follows:

	Years Ended December 31,

	2001	2000	1999

French s tatutory rate	36.4%	37.8%	40.0%

Nondeductible goodwill amortization	(48.4)	6.1	38.4

Permanent differences	(1.6)	(17.7)	(79.1)

Long-term capital gains/losses taxed at lower tax rates	4.0	(5.7)	(22.3)

Tax losses	(3.0)	6.0	(93.9)

Other, net	(1.2)	(0.6)	(7.4)

Effective income tax rate	(13.8)%	25.9%	(124.3)%

The years ended December 31, 1999 to December 31, 2001 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 8     ADDITIONAL FINANCIAL STATEMENT INFORMATION

INCOME STATEMENT DATA

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)

		(In millions of euros)

Research and development costs	€237	€179	€179	€121

Personnel costs, including employee profit sharing	€11,926	€9,487	€9,487	€10,300

Financial expenses, net

Financing costs	€(1,455)	€(1,288)	€(1,288)	€(872)

Capital gains on sale of portfolio investments	143	702	685	451

Foreign exchange gains (losses)	51	(7)	(7)	236

Financial provisions	(482)	(196)	(92)	(163)

Other	(185)	27	69	261

	€(1,928)	€(762)	€(633)	€(87)

Exceptional items, net

Net capital gains and gains on the dilution of our interests in other companies	€2,365	€3,772	€3,777	€670

Restructuring costs	—	—	(271)	(91)

Other	—	40	(559)	(1,425)

	€2,365	€3,812	€2,947	€(846)

Depreciation and amortization

Depreciation of property, plant and equipment	€2,578	€2,105	€2,105	€1,407

Amortization of goodwill(3)	15,203	634	634	606

Amortization of other intangible assets	1,253	904	904	1,006

Other non-financial provisions and allowances	16	395	395	(31)

	€19,050	€4,038	€4,038	€2,988

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

(3)	(See Note 2).

BALANCE SHEET DATA

		Accumulated	Goodwill,
	Goodwill	Amortization	Net

	(In millions of euros)

Goodwill, net

Balance at January 1, 2001	€49,054	€(1,921)	€47,133

Business combinations	6,252	(61)	6,191

Disposals	(415)	123	(292)

Amortization	—	(2,148)	(2,148)

Impairment(1)	—	(12,194)	(12,194)

Changes in consolidation scope and other	(2,296)	—	(2,296)

Foreign currency translation adjustments	1,564	(341)	1,223

Balance at December 31, 2001	€54,159	€(16,542)	€37,617

(1)	Excludes €800 million impairment onVizzavi Europe and Elektrim Telekomunikacja equity method investments (see Notes 2 and 3).

	December 31,

	2001	2000

	(In millions of euros)

Other intangible assets, net

Audiovisual and music rights	€7,821	€8,590

Trademarks, market share, editorial resources	7,984	5,296

Film costs, net of amortization	2,587	2,765

Editorial & plate costs	118	18

Telecom licenses	680	21

Deferred charges	1,391	1,331

Software	703	526

Fees paid to local authorities	568	520

Other	1,450	1,113

	€23,302	€20,180

	Other		Other
	Intangible	Accumulated	Intangible
	Assets	Amortization	Assets, Net

	(In millions of euros)

Balance at January 1, 2001	€23,027	€(2,847)	€20,180

Additions/allocations	1,501	(1,246)	255

Disposals/reversals	(13)	(7)	(20)

Changes in scope of consolidation and other	5,044	(2,630)	2,414

Foreign currency translation adjustments	569	(96)	473

Balance at December 31, 2001	€30,128	€(6,826)	€23,302

	December 31,

	2001	2000

	(In millions of euros)

Property, plant and equipment, net

Land	€2,199	€2,030

Buildings	3,941	3,518

Machinery and equipment	9,138	6,268

Construction-in-progress	1,030	740

Other	2,823	3,533

Property, plant and equipment	19,131	16,089

Publicly-owned utility networks	4,265	3,900

Property, plant and equipment, net	€23,396	€19,989

		Publicly-		Property,
	Property,	Owned		Plant and
	Plant and	Utility	Accumulated	Equipment,
	Equipment	Networks	Depreciation	Net

	(In millions of euros)

Balance at January 1, 2001	€25,671	€5,661	€(11,343)	€19,989

Additions/allocations	3,699	314	(2,784)	1,229

Disposals/reversals	(668)	(102)	206	(564)

Changes in scope of consolidation	3,287	94	(896)	2,485

Foreign currency translation adjustments	42	220	(5)	257

Balance at December 31, 2001	€32,031	€6,187	€(14,822)	€23,396

As of December 31, 2001 and 2000, property plant and equipment totaling €0.8 billion and €1.8 billion, respectively, were pledged as collateral for borrowings from banks. See Note 5.

	December 31,

	2001	2000

	(In millions of euros)

Inventories and work-in-progress

Inventories	€4,090	€3,797

Less valuation allowance	(927)	(578)

	€3,163	€3,219

Accounts receivable

Trade accounts receivable	€19,994	€17,440

Allowance for doubtful accounts	(2,274)	(1,125)

Total trade accounts receivable	17,720	16,315

VAT and other taxes	3,374	2,927

	€21,094	€19,242

Other marketable securities

Treasury shares	€1,840	€4,540

Listed marketable securities	1,866	1,796

Unlisted marketable securities	403	1,357

Valuation allowance	(336)	(346)

	€3,773	€7,347

The unlisted marketable securities are comprised primarily of mutual funds.

	December 31,

	2001	2000

	(In millions of euros)

Minority interest

Balance at beginning of year	€9,787	€4,052

Changes in consolidation scope	411	4,990

Issuance of TSAR(1)	300	—

Minority interest in income of consolidated subsidiaries	594	625

Dividends paid by consolidated subsidiaries	(981)	(80)

Impact of foreign currency fluctuations on minority interest	97	190

Other changes	—	10

Balance at end of year	€10,208	€9,787

(1)	In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financière de l’Ouest, issued Titres Subordonné Remboursable en Actions Prioritaires (TSAR or obligated mandatorily redeemable security of subsidiary holding parent debentures) with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as minority interest in the balance sheet.

	December 31,

	2001	2000

	(In millions of euros)

Provisions and allowances

Litigation	€610	€620

Warranties and customer care	311	312

Financial depreciation of public service contracts fixed assets	762	568

Maintenance and repair costs accrued in advance	273	372

Reserves related to fixed assets	106	310

Valuation allowance on real estate	527	810

Valuation allowance on work in progress and losses on long-term contracts	484	718

Closure and post closure costs	455	355

Pensions	652	449

Restructuring costs	314	310

Losses on investments in unconsolidated companies	320	361

Other	1,517	761

	€6,331	€5,946

Provisions
and
Allowances

Balance at January 1, 2001	€5,946

Additions	680

Reversals	(759)

Changes in scope of consolidation	402

Foreign currency translation adjustments	62

Balance at December 31, 2001	€6,331

	December 31,

	2001	2000

	(In millions of euros)

Accounts payable

Trade accounts payable	€19,178	€19,144

Social costs payable	7,236	4,353

	€26,414	€23,497

CASH FLOW STATEMENT DATA

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)

Cash payments

Interest paid, net	€1,402	€1,288	€872

Income taxes paid	€684	€229	€370

OTHER DATA

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)

Non-cash investing and financing activities

Purchase of affiliates by issuance of common stock	€207	€28,809	€2,225

Issuance of common stock in settlement of note payable	€177	€1,405	€620

	Years Ended December 31,

	2001	2000

	(In thousands)

Average number of employees

Fully-consolidated	273	226

Proportionately consolidated	48	27

	321	253

NOTE 9     COMMITMENTS AND CONTINGENCIES

The following table summarizes information on Vivendi Universal’s most significant contractual obligations and commercial commitments at December 31, 2001:

		Payments due by period

			Less than	Between	Between	After
		Total	1 year	1 and 2 years	2 and 5 years	5 years

		(In millions of euros)

Long-term debt	(1)	€27,777	€—	€3,434	€14,288	€10,055

Sports rights	(2)	1,482	432	851	186	13

Broadcasting rights	(3)	2,776	822	932	803	219

Creative talent and employment agreements	(4)	886	539	161	173	13

Operating leases	(5)	4,668	652	613	1,536	1,867

Real estate defeasances	(6)	653	—	—	—	653

Public service contracts	(7)	223	37	33	80	73

Total		€38,465	€2,482	€6,024	€17,066	€12,893

(1)	Long-term debt recorded in the balance sheet (See Note 5 Debt).

(2)	Exclusivity contracts for broadcasting sporting events by CANAL+ Group, recorded in the balance sheet (€1,440 million in other non-current liabilities and €42 million in provisions and allowances).

(3)	Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by CANAL+ Group.

(4)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV & Film businesses.

(5)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which €2.0 billion relates to Media and Communications businesses and €2.7 billion relates to Vivendi Environnement.

(6)	Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €28 million. The difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable. (Note: In addition to these lease obligations, capital lease obligations of €997 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as “credit bail”).

(7)	Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments. Those significant items relating to our Media and Communications businesses are as follows:

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of U.S.$1 billion; however, any individual claim must exceed U.S.$10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed U.S.$81.5 million in the aggregate. In addition, Vivendi Universal provided an indemnity to Diageo potentially worth hundreds of millions of dollars and relating to certain litigation involving the Captain Morgan Rum brand. However, the parties to that litigation recently agreed to a settlement pursuant to which, among other things, Vivendi Universal agreed to pay Diageo U.S.$75 million if it were to sell its Malibu Rum Business to Allied Domecq plc and obtain the dismissal of all Captain Morgan Rum litigation with prejudice. Upon the closing of the sale and dismissal of the litigation and payment of the U.S.$75 million by Vivendi Universal, all of the Vivendi Universal indemnification obligations related to this litigation will be extinguished. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business’s Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

•	As previously discussed, Vivendi Universal entered into a total return swap agreement with a financial institution in connection with the sale of its investment in BSkyB (400.6 million shares) to two British companies. The swap agreement, which matures in October 2005, resulted in Vivendi Universal retaining the financial risk or benefit associated with the market value of the BSkyB shares, to the extent the British companies do not resell them to a third party. The swap agreement features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap. Vivendi Universal is also contractually committed to pay the fees for any placement of the BSkyB shares held by the British companies. In December 2001, Vivendi Universal incurred structuring and facilitation fees of €34 million when share certificates, exchangeable into 150 million BSkyB shares, were issued. In the event a similar transaction occured on the remaining 250 million BSkyB shares the structuring and facilitation fees would be negociated according to prevailing market conditions. Assuming terms identical to those in December 2001, the fees would total €56 million. Such fees will be recorded at the time a transaction occurs and they have been incurred.

•	In connection with the sale of our investment in the junior preferred shares of AOL Europe (AOLE), Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on March 31, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below U.S.$812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to preferred E shares upon a liquidation as at March 31, 2003. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third appraiser will be appointed. At December 31, 2001, the net available value of AOLE did not present any financial risk to Vivendi Universal.

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on Vivendi Universal shares issued in connection with the purchase. The contingent price adjustment will be settled in 2005, or earlier, if Vivendi Universal’s share price falls below U.S.$37.50 for ten consecutive days and the previous owners of Rondor request early settlement. The potential liability of Vivendi Universal under the terms of this agreement is limited to approximately U.S.$250 million.

•	In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de Communication, a subsidiary of Vivendi Universal, at any time until December 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2002, Société Nationale de Financement can put up to 29% of its interest in Monaco Telecom for €51 million or proportion thereof and its residual 16% interest at fair value. Between May 26, 2002 and December 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third appraiser.

•	Under the terms of the partnership agreement signed on April 11, 1997, Cegetel Group agreed to purchase from Société Nationale des Chemins de Fer Français (SNCF) their interest in Télécom Développement over a five year period beginning from the effective date of the partnership agreement on July 11, 1997. The purchase price will be fixed by an expert but should not be lower than €461 million. Additionally, the shareholders agreement includes exit conditions for both parties through a reciprocal buy or sell agreement at a price still to be determined.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at then fair value, except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

•	In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a €940 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €1.9 billion. To date, none of this financing has been utilized.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rents for approximately €378 million.

•	In connection with the development of Universal Studios Orlando in Florida, Vivendi Universal assumed all commitments initially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating deficit, if any, of the hotels, capped at U.S.$30 million per year.

•	In connection with the sale of puts on its shares, Vivendi Universal had a commitment, at December 31, 2001, to buy 19.7 million shares at exercise prices ranging from €60.40 to €80.00 in 2002 and 3.1 million shares at an exercise price of €50.50 in January 2003.

•	In connection with the way it satisfies the exercise of stock options, in June 2001, Vivendi Universal entered into a call option to satisfy option exercises where the exercise price was above €75, at a fixed price, at the option of Vivendi Universal. At the same time, Vivendi Universal also sold to the seller of the call 9.5 million treasury shares to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management.

Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/performance obligations related to major contracts, the largest component of which are cross-guarantee surety bonds totaling €404 million. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

•	In connection with the acquisition of 49% of B 1998 SL, the Spanish holding company that owns 56.5% of FCC, Vivendi Universal granted an option to the primary shareholder of the holding company. This option grants the primary shareholder the right to sell to Vivendi Universal, at any time between April 18, 2000 and October 6, 2008, their remaining 51% in the holding company at a price based on the average market value of FCC’s shares during the three months preceding the exercise of the option (up to 7 times FCC’s EBITDA or 29.5 times FCC’s earnings per share for the previous year, whichever is lower). At December 31, 2001, Vivendi Universal would have to pay an estimated €812 million if the option were to have been exercised.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

Significant commitments and contingent liabilities relating to our Non-Core businesses, primarily real estate operations, are as follows:

•	As previously discussed, in December 2000, Vivendi Universal sold a 49.9% interest in Sithe to Exelon for approximately U.S.$696 million, the net proceeds of which were approximately U.S.$475 million. As a result of the transaction Exelon became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract the price is subject to a cap and a floor.

•	Two guarantees capped at €250 million each extended when Vivendi Universal sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail.

•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €43,000 to €46 million and together total €371 million.

LITIGATION Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

ENVIRONMENTAL MATTERS Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal’s operations are covered by insurance policies. At December 31, 2001, there were no significant environmental losses.

NOTE 10 SEGMENT INFORMATION

Business Segment Data

Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The principal reportable segments within these businesses are: Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services. Each reportable segment is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. Management evaluates the performance of its segments and allocates resources to them based on several performance measures, including EBITDA for its Media and Communications business segments. As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interest in fully consolidated subsidiaries. EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi Universal’s performance or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.

										Total
			TV			Holding	Total Media &	Environmental	Non-Core	Vivendi
	Music	Publishing	& Film	Telecoms	Internet	& Corporate	Communications	Services (3)	Businesses	Universal

	(In millions of euros)
December 31, 2001

Revenues	6,560	4,286	9,501	7,639	129	—	28,115	29,094	151	57,360

EBITDA	1,158	817	1,224	2,307	(209)	(261)	5,036

Depreciation and amortization	(439)	(269)	(1,082)	(978)	(44)	(65)	(2,877)

Other one-time items	—	(1)	(192)	1	—	—	(192)

Restructuring charges	—	(68)	(24)	—	(37)	—	(129)

Operating income (loss)	719	479	(74)	1,330	(290)	(326)	1,838	1,964	(7)	3,795

Capital expenditures	133	193	556	1,534	20	6	2,442	2,879	17	5,338

Segment assets	21,907	7,409	42,536	12,760	825	9,881	95,318	41,892	1,792	139,002

Equity method investments	30	(13)	7,988	899	(465)	132	8,571	605	—	9,176

December 31, 2000(1)

Revenues	495	3,540	4,248	5,270	48	—	13,601	26,294	1,685	41,580

EBITDA	94	493	526	1,131	(183)	(137)	1,924

Depreciation and amortization	(8)	(148)	(637)	(645)	(11)	(58)	(1,507)

Other one-time items	—	(173)	(243)	(22)	(1)	(17)	(456)

Operating income (loss)	86	172	(354)	464	(195)	(212)	(39)	1,589	273	1,823

Capital expenditures	49	136	788	1,104	73	4	2,154	2,613	1,033	5,800

Segment assets	23,745	5,090	47,752	9,885	1,076	22,237	109,785	38,057	2,896	150,738

Equity method investments	15	4	6,208	1,460	25	938	8,650	527	—	9,177

December 31, 2000

Revenues	495	3,540	4,248	5,270	48	—	13,601	26,512	1,685	41,798

EBITDA	94	493	526	1,303	(183)	(137)	2,096

Depreciation and amortization	(8)	(148)	(637)	(817)	(11)	(58)	(1,679)

Operating income (loss)	86	345	(111)	486	(194)	(195)	417	1,897	257	2,571

Capital expenditures	49	136	788	1,104	73	4	2,154	2,613	1,033	5,800

Segment assets	23,745	5,090	47,752	9,885	1,076	22,237	109,785	38,057	2,896	150,738

Equity method investments	15	4	6,208	1,460	25	938	8,650	527	—	9,177

December 31, 1999(2)

Revenues	—	3,278	1,151	3,913	2	—	8,344	20,959	11,552	40,855

EBITDA	—	410	85	494	(34)	(76)	879

Depreciation and amortization	—	(58)	(188)	(554)	(1)	(76)	(877)

Operating income (loss)	—	352	(103)	(60)	(35)	(152)	2	1,483	351	1,836

Capital expenditures	—	96	206	1,053	6	—	1,361	1,905	2,363	5,629

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

(3)	Vivendi Environnement’s published figures may differ than the figures presented in Vivendi Universal’s consolidated financial statements, primarily due to the elimination of non-material intercompany transactions. Furthermore, Vivendi Universal’s definition of operating income differs from Vivendi Environnement’s defintion of EBIT utilized in their December 31, 2001 accounts by an amount of €2,013 million (excluding restructuring charges of €49 million).

Geographic Data

The following table presents by geographic area revenues for 2001, 2000 and 1999 and long-lived assets for 2001 and 2000:

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros)
Revenues

France	€24,285	€20,933	€21,174	€23,611

United Kingdom	4,170	2,992	2,969	3,241

Rest of Europe	10,456	7,421	7,421	7,355

United States of America	12,654	7,009	7,009	4,659

Rest of World	5,795	3,225	3,225	1,989

	€57,360	€41,580	€41,798	€40,855

	December 31,

	2001	2000

	(In millions of euros)
Long-lived assets

France	€26,402	€38,605

United Kingdom	2,781	8,439

Rest of Europe	10,770	9,180

United States of America	53,522	48,070

Rest of World	5,599	8,286

	€99,074	€112,580

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

NOTE 11 SIGNIFICANT SUBSIDIARIES

Significant subsidiaries through which Vivendi Universal conducted the majority of its operations as at December 31, 2001 are as follows:

		Accounting	Ownership
		Method	Interest

VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS

Music

Centenary Holding N.V		Consolidated	92%

Universal Music (UK) Holdings Ltd.		Consolidated		100%

Universal Holding GmbH		Consolidated		100%

Universal Music K.K.		Consolidated		100%

Universal Music S.A. France		Consolidated		100%

Universal Studios, Inc.		Consolidated	92%

Polygram Holding, Inc.		Consolidated		100%

Interscope Records		Consolidated		100%

Def Jam Records, Inc.		Consolidated		100%

Publishing

Vivendi Universal Publishing		Consolidated	100%

Houghton Mifflin Company		Consolidated		100%

Vivendi Universal Games, Inc.		Consolidated		100%

Groupe Expansion		Consolidated		100%

Groupe Moniteur		Consolidated		100%

Editions Robert Laffont		Consolidated		100%

Promotec		Consolidated		100%

Larousse-Bordas		Consolidated		100%

Groupe Tests		Consolidated		100%

Comareg		Consolidated		100%

TV & Film

Groupe Canal S.A.		Consolidated	100%

Canal Plus	(1)	Consolidated		49%

Canal Satellite		Consolidated		66%

StudioCanal		Consolidated		100%

Universal Pictures International B.V.		Consolidated	92%

Universal Studios, Inc.		Consolidated	92%

Universal City Studios, Inc.		Consolidated		100%

USANi LLC		Equity		49%

Telecoms

Cegetel Group	(2)	Consolidated	44%

Cegetel	(3)	Consolidated		80%

Société Française du Radiotéléphone (S.F.R.)		Consolidated		80%

Vivendi Telecom International		Consolidated	100%

Vivendi Telecom Hungary		Consolidated		100%

Kencell		Consolidated		60%

Monaco Telecom		Consolidated		55%

Maroc Telecom	(2)	Consolidated		35%

Elektrim Telekomunikacja		Equity		49%

Xfera		Equity		26%

Internet

Vivendi Universal Net		Consolidated	100%

i-France		Consolidated		100%

Scoot Europe		Consolidated		100%

Ad-2-One		Consolidated		100%

CanalNumedia		Consolidated		100%

Vizzavi Europe		Equity		50%

Scoot.com plc		Equity		22%

Vivendi Universal Net U.S.A. Group, Inc.		Consolidated	100%

MP3.com, Inc.		Consolidated		100%

EMusic.com, Inc.		Consolidated		100%

Flipside, Inc./Uproar, Inc.		Consolidated		83%

ENVIRONMENTAL SERVICES

Vivendi Environnement		Consolidated	63%

Vivendi Water		Consolidated		100%

CGEA Onyx		Consolidated		100%

CGEA Connex		Consolidated		100%

Dalkia		Consolidated		66%

FCC	(4)	Proportionately Consolidated		28%

(1)	Consolidated because Vivendi Universal has a majority of the Board of Directors, bears the operational risk and rewards of Canal Plus and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(2)	Consolidated because, through a shareholders’ agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(3)	Formerly Cegetel 7 and Cegetel Entreprises which were merged on March 31, 2001 and renamed Cegetel, a company 80% owned by Cegetel Group and 20% by Télécom Dévelopment, a company that is, in turn, owned 50% by Cegetel Group, which is accounted for by the equity method.

(4)	Proportionately consolidated because Vivendi Environnement holds a 49% in B 1998 SL, the Spanish holding company that owns 56.5% of FCC. Vivendi Environnement’s interest in the holding company is subject to a shareholders’ agreement pursuant to which they have the right of equal representation on the major executive bodies of FCC.

NOTE 12 RELATED PARTY TRANSACTIONS

Purchase of Vivendi Universal Shares from the Bronfman Family – Vivendi Universal purchased 15,400,000 American Depositary Shares (ADS), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADS representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 0.9% discount.

Télécom Développement — Télécom Développement (TD) owned by Cegetel Group (49.9%) and Société Nationale des Chemins de Fer Français (SNCF) (50.1%), the leading French railway company is linked by a commercial agreement with Cegetel Group. It gives TD the exclusive right to carry Cegetel Group’s long distance calls.

NOTE 13 SUBSEQUENT EVENTS

Acquisition of Entertainment Assets of USA Networks, Inc. – On December 16, 2001, Vivendi Universal, Universal Studios, Inc. (Universal), Liberty Media Corporation (Liberty), USA Networks, Inc. (USA) and Mr. Barry Diller entered into agreements whereby Vivendi Universal will acquire control of USA’s entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with Universal’s existing film, TV and recreation businesses to form a new entertainment group, Vivendi Universal Entertainment LLP (VUE), which will be 93.06% owned by Universal and its affiliates. The transaction is valued at approximately U.S.$10.3 billion, and will be financed through a combination of cash and securities.

At the closing, USA and its subsidiaries will receive U.S.$1.62 billion in cash, a 5.44% common interest in VUE and preferred interests in VUE with initial face values of U.S.$750 million and U.S.$1.75 billion (the latter of which is subject to puts and calls settlable in up to approximately 56.6 million shares of USA common stock). In connection with the acquisition, Vivendi Universal is acquiring from Liberty securities of USA (as well as a 27.4% interest in MultiThématiques) in exchange for an aggregate of 37.4 million Vivendi Universal treasury shares. USANi LLC, a subsidiary of USA, will cancel (in exchange for the distribution to Universal and its affiliates of interests in certain of USANi LLC’s subsidiaries) the 320.9 million of its shares (currently exercisable into USA common shares) that will be owned by Universal and its affiliates at closing. In exchange for agreeing to enter into certain commercial arrangements and for other valuable consideration, Vivendi Universal and its affiliates will receive 60.5 million warrants to purchase shares of USA at varying exercise prices. In addition to these warrants, Vivendi Universal and its affiliates will own approximately 56.6 million shares of USA common stock after the closing.

Strategic Alliance with EchoStar Communications Corporation – In December 2001, Vivendi Universal and EchoStar Communications Corporation (EchoStar) announced an 8-year strategic alliance in which Vivendi Universal will offer EchoStar’s DISH Network customers in the United States a variety of programming and interactive television services, including five new channels and expanded pay-per-view and video-on-demand movies and events. These services are expected to begin in the fall of 2002. EchoStar will pay customary fees per subscriber to Vivendi Universal once the channels become available. Additionally, Vivendi Universal and EchoStar will also work together on a new programming initiative to develop new satellite-delivered broadband channels featuring interactive games, movies, sports, education and music to be launched within a three year period following the consummation of the agreement.

Under the agreement, Vivendi Universal will also make a U.S.$1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar’s pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar will issue Series D Preferred Stock, at an issue price of approximately U.S.$260.04 per share. This stock will have the same economic and voting rights as the Class A common shares into which it is convertible and will have a liquidation preference equal to its issue price. Immediately prior to the consummation of the merger with Hughes, the Series D Preferred Stock will be converted into EchoStar Class A common shares which will then be exchanged for Class A common shares in the combined EchoStar-Hughes upon completion of the merger. As a result of these transactions, Vivendi Universal will own approximately 10% of EchoStar, or less than 5% of the combined EchoStar-Hughes following the proposed merger. Vivendi Universal will also receive contingent value rights, intended to provide downside protection for the price of the Class A common shares to be issued upon conversion of the Series D Preferred Stock. The maximum payment under the rights is U.S.$225 million if the pending merger with Hughes Electronics is completed, or U.S.$525 million if the pending merger is not completed. Any amount owing under these rights would be settled three years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except in certain limited circumstances.

Divestment of Vivendi Universal Publishing’s Professional Division — Vivendi Universal has entered into an exclusivity agreement to sell approximately 80% of its business-to-business (B2B) and health divisions to the Cinven investment fund. VUP’s B2B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. VUP’s health activities include Le Quotidien du Médecin, Vidal, Masson, Staywell, MIMS and Doyma. The sale is expected to be finalized in the second quarter of 2002 and is subject to customary closing conditions. There is no assurance that such conditions will be satisfied.

Sale of Vivendi Universal Treasury Shares — In January 2002, Vivendi Universal sold 55 million treasury shares for total proceeds of €3.3 billion. Proceeds from the sale were primarily used to reduce debt.

Acquisition of Stream — In February 2002, Vivendi Universal and CANAL+ Group, shareholder of TELE+, announced that they had signed an agreement with News Corporation to acquire the Italian digital television platform Stream. The acquisition of 100% of Stream would follow the acquisition by News Corporation of Telecom Italia’s 50% stake in the platform. The completion of the acquisition is subject to approval by the Italian regulatory authorities. The acquisition would create a commercially viable digital television platform in Italy, enabling the acceleration of the development of pay-TV in the country and an enhanced program offering to existing and future subscribers.

Disposal of Elektrim Telekomunikacja – In March 2002, Vivendi Universal announced that it had signed a non-binding Memorandum of Understanding with a group financial investors led by Citigroup Investments to sell its 49% interest in Elektrim Telekomunikacja. As part of the agreement, Vivendi Universal will retain a minority interest in the Citigroup-led consortium and will be granted a put option and the investors a call option on this interest. The exercise of the two options will ensure that Vivendi Universal is able to completely withdraw from its investment in Elektrim Telekomunikacja in due course.

NOTE 14 SUPPLEMENTAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC REGULATIONS

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and Securities Exchange Commission (SEC) regulations applicable to Vivendi Universal.

Summary of Significant Differences Between Accounting Principles followed by Vivendi Universal and U.S. GAAP

Vivendi Universal has prepared its consolidated financial statements in accordance with French GAAP, as discussed in Note 1. French GAAP differs in certain respects from U.S. GAAP, the principal differences of which, as they relate to Vivendi Universal, are as follows:

Business Combinations and Goodwill As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities, whereas under U.S. GAAP goodwill is always recognized as an asset. Additionally, under French GAAP, certain acquisitions, notably Havas and Pathé, were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired. Under U.S. GAAP, the Havas and Pathé acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill is computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to U.S. GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under U.S. GAAP.

Goodwill Impairment Charge and Impairment of Other Long-Lived Assets As required under both French and U.S. GAAP, Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Under French GAAP, measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest). Under U.S. GAAP, measurement of any impairment is based on the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). SFAS 121 requies that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate disposal of an asset are less than the net carrying value of the asset. On this basis no impairment was indicated and accordingly the goodwill impairment charge was reversed. Vivendi Universal’s impairment of other long-lived assets primarily relates to its real estate assets.

Intangible Assets Under French GAAP, certain types of advertising costs, are capitalized and amortized over their useful lives. Business trademarks acquired in a purchase business combination are not required to be amortized. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under U.S. GAAP, advertising costs are charged to expense in the period they are incurred. Trademarks acquired are amortized over their estimated useful life. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast.

Derivative Financial Instruments Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the consolidated statement of income is recorded upon settlement or the payment or receipt of cash, but potential loss, if any, is accrued against financial income.

Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board (FASB), requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value effective January 1, 2001. Changes in the fair value of all derivatives are recognized immediately in earnings unless specific hedging criteria are met. Changes in the fair value are recorded each period in current earnings or accumulated other comprehensive income depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the accumulated other comprehensive income is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative’s change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their market value and recognized in current earnings.

The financing activities of Vivendi Universal necessarily involve the management of various market risks, including those related to changes in interest rates and foreign currency exchange rates. Management uses derivative financial instruments to mitigate or eliminate certain of these risks. However, a significant part of those derivative instruments do not qualify as hedge derivatives under the strict hedge criteria of SFAS 133. Since derivative instruments that do not qualify for hedge accounting are marked to their fair market value on the balance sheet, and their changes in fair value is recognized in earnings, this may induce volatility in earnings for the effect of this new standard.

On January 1, 2001, the effects of adopting SFAS No. 133 will be a reduction of net income of €33 million and increase to other comprehensive income of €6 million, recorded as a cumulative effect of change in accounting principle.

During 2001, Vivendi Universal recorded changes in fair value of derivative instruments that qualify for cash flow hedge to accumulated other comprehensive income, and changes in fair value of derivative instruments that qualify for fair value hedge, as well as the ineffectiveness of derivative instruments that qualify for cash flow hedge to earnings. The impact on financial income was not material.

Disposal of Investment in BSkyB

In October 2001, Vivendi Universal sold approximatley 96% (400.6 million shares) of its investment in BSkyB to two British companies for proceeds of approximately €4 billion. This transaction was entered into in order to comply with requirements imposed by the European Commission in October 2000, whereby approval of the Merger Transactions was conditional on the disposal of the investment in BSkyB before the end of 2002. Additionally, the sale relieved the overhang which weighed on the BSkyB share price by allowing for the placement of the shares on the market over an extended period of time. The sale also resulted in the irrevocable and definitive loss of all voting rights attached to the BSkyB shares, which cannot, under any circumstances, revert back to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the directorship held in its name.

The two British companies were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds, which mature in October 2005, were sold to a financial institution to which the BSkyB shares were pledged. Concurrently, Vivendi Universal and the same financial institution entered into a total return swap agreement with a nominal value of £2.5 billion or 629 pence per share (sale price of 616 pence per share plus 13 pence per share for financing the exchangeable bond). The total return swap agreement results in Vivendi Universal retaining the financial risk or benefit associated with BSkyB’s market value until no later than October 2005. At inception, the swap had a notional amount of £2.5 billion and a nil fair market value. The swap features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap.

The European Commission designated an independent expert to verify the legality of the transaction. Based on his findings, the European Commission concluded that the transaction was compliant with requirements imposed in October 2000. On behalf of the European Commission, the independent expert will continue to monitor Vivendi Universal’s commitments related to the transaction until its conclusion.

In December 2001, the financial institution issued share certificates exchangeable into 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market), and resulted in a capital gain of approximately €1.1 billion for Vivendi Universal.

Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale because, although the beneficial interests of the two British companies are held by the financial institution, Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies and a liability representing the borrowings used to acquire them are recorded in Vivendi Universal’s consolidated financial statements. However, the December 2001 capital gain of €1.1 billion was recognized as definitive due to the reduction in the nominal value of the total return swap in connection with the issuance of 150 million exchangeable shares certificates.

Under U.S. GAAP, the disposal of the BSkyB shares to the two British companies was recognized as a sale as defined by SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125, as the British companies met all the criteria of Qualified Special Purpose Entities (QSPE). Consequently, a €1.3 billion pre-tax capital gain was recognized. The total return swap was marked-to-market and the variation in value was recognized as income in the amount of €523 million at December 31, 2001. Vivendi Universal has requested that the SEC review the U.S. GAAP accounting treatment for the disposal of our investment in BSkyB before the Form 20-F is filed.

Employee Benefit Plans Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, Vivendi Universal has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors. Under U.S. GAAP plans that grant or sell common shares to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, compensation arising from such plans is measured based on the intrinsic value of the shares granted or sold to employees. For other plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee strike price. Compensation expense for compensatory stock based plans is recognized in the period benefited.

Under French GAAP, since January 1998 Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under U.S. GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid. Under U.S. GAAP, an obligation for amounts to be paid under postretirement plans, other than pensions must be recognized. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

Treasury Shares Under French GAAP, treasury shares are recorded as a reduction of shareholders’ equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the disposal of treasury shares are recorded in current period earnings. Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders’ equity. Gains or losses on the disposal of treasury shares are recognized as an adjustment to shareholders’ equity.

Investments in Equity Securities Under French GAAP, investments in non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Under U.S. GAAP, investments in debt and equity securities are classified into two categories and accounted for as follows: Eequity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either “held-to-maturity” or “trading” are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders’ equity.

Principles of Consolidation

Use of the Proportionate Consolidation Method - As discussed in Note 1, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under U.S. GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method is provided in Note 3. This difference in accounting policy has no effect on either net income or shareholders’ equity.

Use of the Equity Method - Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, Board of Directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, the Company applies the criteria described in Note 1. Under U.S. GAAP, equity accounting is generally required when an investor’s ownership interest is equal to or greater than 20% of the investee’s total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

New Accounting Pronouncements in the United States

In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142 Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and that intangible assets be recognized when they result from contractual or legal rights or are seperable. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion (APB) No.16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

Impact of non-amortization of goodwill and indefinite lived assets: Had the Company applied SFAS 142 on January 1, 2001, the Company would not have recorded amortization of approximately €2 billion related to goodwill and indefinite lived assets.

Impact of impairment of goodwill and indefinite lived intangible assets: The Company will adopt SFAS 142 on January 1, 2002, which provides new measurement techniques for goodwill and other intangible assets resulting from business combinations. While its revaluation has not been completed, the Company expects to record a one-time, non-cash charge in 2002 U.S. GAAP net income of approximately €15 billion related to the impairment of goodwill and indefinite lived intangibles, to reflect overall market declines since the Vivendi, Seagram and Canal Plus merger was announced in June 2000. This charge will reflect the cumulative effect of adopting the accounting change and does not affect the Company’s operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”. Whilst it supersedes APB Opinion 30 Reporting the Results of operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

Reconciliation of Shareholders’ Equity to U.S. GAAP

	December 31,

	2001	2000

	(In millions of euros)
Shareholders’ equity as reported in the Consolidated Statement of Shareholders’ Equity	€36,748	€56,675

Adjustments to conform to U.S. GAAP:

Business combinations and goodwill	8,158	8,783

Goodwill impairment charge	12,626	—

Impairment of other long-lived assets	(90)	(88)

Intangible assets	(427)	(329)

Financial instruments	(1,492)	823

Disposal of investment in BSkyB	774	—

Employee benefit plans	—	(23)

Other	(127)	192

Tax effect on adjustments	(268)	(1,304)

U.S. GAAP shareholders’ equity	€55,902	€64,729

Reconciliation of Net Income (Loss) and Earnings (Loss) Per Share to U.S. GAAP

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Net income (loss ) as reported in the Consolidated Statement of Income	€(13,597)	€2,299	€1,435

Adjustments to conform to U.S. GAAP:

Business combinations and goodwill	(333)	(263)	(1,053)

Goodwill impairment charge	12,626	—	—

Impairment of other long-lived assets	(1)	(23)	521

Intangible assets	(62)	(106)	(192)

Financial instruments	316	105	(208)

Disposal of investment in BSkyB	774	—	—

Employee benefit plans	(33)	(108)	(241)

Other	(290)	(46)	25

Tax effect on adjustments	(535)	50	(41)

U.S. GAAP net income (loss)	€(1,135)	€1,908	€246

Under both French and U.S. GAAP, basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Under French GAAP, treasury shares are considered outstanding in the computation of weighted average number of common shares outstanding, whereas under U.S. GAAP, treasury shares are not considered outstanding. The calculation of U.S. GAAP earnings per share is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros, except per share amounts)
Net income (loss) — basic	€(1,135)	€1,908	€246

Dilutive effect of:

Shares issuable on conversion of debt	27	34	30

Net income (loss) — diluted	€(1,108)	€1,942	€276

Weighted average number of shares outstanding — basic (millions)	980.9	588.8	511.3

Dilutive effect of:

Shares issuable on conversion of debt	34.6	34.6	—

Shares issuable on exercise of dilutive options	4.0	2.0	2.3

Shares applicable to put options sold	7.2	—	—

Shares attributable to stock purchase plans	4.4	10.4	2.7

Shares applicable to warrants	1.1	4.2	8.9

Weighted average number of shares outstanding — diluted (millions)	1,032.2	640.0	525.2

Earnings (loss) per share — basic	€(1.16)	€3.24	€0.48

Earnings (loss) per share — diluted	€(1.16)	€3.03	€0.48

Pro forma impact of the sale of 55 million treasury shares on January 7, 2002 (millions):	55.0	—	—

Pro forma weighted average number of shares outstanding — basic (millions)	1,035.9	—	—

Pro forma weighted average number of shares outstanding — diluted (millions)	1,087.2	—	—

Pro forma earnings (loss) per share — basic	€(1.10)	€—	€—

Pro forma earnings (loss) per share — diluted	€(1.10)	€—	€—

U.S. GAAP Consolidated Statement of Income

The Consolidated Statement of Income presented below has been restated to reflect the differences between French GAAP and U.S. GAAP discussed above:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros)
Revenues	€51,733	€34,276	€36,543

Cost of revenues	(34,900)	(23,173)	(26,719)

Selling, general and administrative expenses	(13,267)	(8,998)	(8,293)

Amortization of goodwill	(2,465)	(760)	(766)

Other operating expenses, net	(564)	(167)	(1,442)

Operating income (loss)	537	1,178	(677)

Interest expense, net	(1,010)	(394)	(371)

Other income	2,475	3,008	533

Income (loss) before income taxes, minority interest, equity interest and discontinued operations	2,002	3,792	(515)

Income tax (expense) benefit	(1,923)	(798)	716

Minority interest	(787)	(580)	24

Equity in (losses) earnings of unconsolidated companies	(388)	(546)	21

Income (loss) from continuing operations	(1,096)	1,868	246

Income from discontinued operations, after tax	—	40	—

Income (loss) before cumulative effect of change in accounting principle	(1,096)	1,908	246

Cumulative effect of change in accounting principle, after tax	(39)	—	—

Net income (loss)	€(1,135)	1,908	€246

Excise taxes and contributions collected on behalf of local authorities included in revenues were €1,770 million, €1,729 million and €2,112 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

Under French GAAP, goodwill amortization is excluded from operating income, while under U.S. GAAP it is included as a component of operating income. Additionally, French GAAP defines exceptional items differently from the definition of extraordinary items under U.S. GAAP, thus items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under U.S. GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of the group have been included in the determination of operating income. Capital gains or losses on the sale of consolidated entities or equity affiliates are considered for French GAAP purposes as exceptional income (loss), whereas they are classified for U.S. GAAP purposes as other income (loss).

Statement of Comprehensive Income (Loss)

Under U.S. GAAP the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a component within the Consolidated Statement of Shareholders’ Equity:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros)
U.S. GAAP net income (loss)	€(1,135)	€1,908	€246

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	1,470	(700)	332

Unrealized gains (losses ) on equity securities	(3,438)	3,158	110

Unrealized gains on cash flow hedges	13	—	—

Minimum pension liabilities adjustment	(164)	(5)	—

U.S. GAAP comprehensive income (loss)	€(3,254)	€4,361	€688

Employee Benefit Plans

In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other postretirement benefits to eligible employees, as discussed in Note 1. Disclosures in accordance with SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, are presented below.

The following tables pertain to Vivendi Universal’s defined benefit pension or postretirement plans principally in the U.S., the U.K., Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending December 31, 2001:

	Pension Benefits		Postretirement Benefits

	2001	2000	2001	2000

	(In millions of euros)
Change in Benefit Obligation

Benefit obligation at beginning of year	€2,137	€1,645	€187	€7

Service cost	106	56	1	—

Interest cost	146	66	16	1

Plan participants’ contributions	8	11	—	—

Business combinations	568	971	53	179

Disposals	(242)	(581)	(1)	—

Curtailments	(9)	(2)	(7)	—

Actuarial loss, net	20	17	34	1

Benefits paid	(80)	(45)	(12)	(1)

Special termination benefits	2	—	—	—

Other (foreign currency translation)	56	(1)	3	—

Benefit obligation at end of year	€2,712	€2,137	€274	€187

Change in Fair Value of Plan Assets

Fair value of plan assets at beginning of year	€2,036	€1,534	€—	€—

Actual return on plan assets	(265)	(11)	—	—

Employers’ contributions	44	26	12	—

Plan participants’ contributions	8	11	—	—

Business combinations	551	754	—	—

Disposals	(315)	(236)	—	—

Benefits paid	(64)	(3)	(12)	—

Other (foreign currency translation)	54	(39)	—	—

Fair value of plan assets at end of year	€2,049	€2,036	€—	€—

Funded Status

Underfunded obligation	€(663)	€(101)	€(274)	€(187)

Unrecognized actuarial (gain) loss	480	(22)	37	(1)

Unrecognized prior service benefit	(70)	(138)	(4)	—

Unrecognized net transition asset	(16)	(18)	—	—

Write-off of prepaid on multi-employer scheme overtime(1)	(38)	(45)	—	—

U.S. GAAP net accrued liability recognized	€(307)	€(324)	€(241)	€(188)

(1)	Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €2,035 million, €1,761 million and €997 million, respectively, as of December 31, 2001, and €367 million, €299 million and €54 million, respectively, as of December 31, 2000.

Amounts recognized in the balance sheet at December 31 consist of:

	Pension Benefits		Postretirement Benefits

	2001	2000	2001	2000

	(In millions of euros)
Prepaid benefit cost	€240	€115	€—	€—

Accrued benefit liability	(810)	(447)	(241)	(188)

U.S. GAAP net accrued liability	(570)	(332)	(241)	(188)

Minimum liability adjustment(1)	263	8	—	—

U.S. GAAP net accrued liability recognized	€(307)	€(324)	€(241)	€(188)

(1)	U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction of shareholders’ equity, net of tax. U.S. GAAP does not permit the recognition of an asset if the fair value of plan assets exceeds the accumulated benefit obligation.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits		Postretirement Benefits

	2001	2000	2001	2000

	(In millions of euros)
U.S. GAAP net accrued liability	€(570)	€(332)	€(241)	€(188)

Excess funding of plans recognized in income only when paid back to Vivendi Universal	(2)	(3)	—	—

Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations	(74)	7	(1)	(1)

Minimum liability adjustment	263	8	—	—

French GAAP net accrued liability in consolidated financial statements	€(383)	€(320)	€(242)	€(189)

Accrued	€(623)	€(459)	€(242)	€(189)

Prepaid	€240	€139	€—	€—

Net periodic pension and other postretirement benefit costs under U.S. GAAP for the years ended December 31 include the following components:

	Pension Benefits		Postretirement Benefits

	2001	2000	1999	2001	2000	1999

	(In millions of euros)
Service cost	€106	€56	€72	€1	€—	€—

Expected interest cost	146	66	91	16	1	—

Expected return on plan as sets	(171)	(91)	(94)	—	—	1

Amortization of prior service costs	(8)	(9)	(12)	(1)	—	—

Amortization of actuarial gains	7	(12)	1	—	—	—

Amortization of transition asset	(5)	(2)	(1)	—	—	—

Curtailments/settlements	(3)	1	(3)	(7)	—	—

Write-off of prepaid on multi-employer scheme overtime	7	22	8	—	—	—

U.S. GAAP net benefit cost	€79	€31	€62	€9	€1	€1

Annual cost under French GAAP was €31 million and €38 million for the years ended December 31, 2001 and 2000, respectively. The difference between these amounts and the annual cost under U.S. GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

	Pension Benefits		Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Discount rate	6.3%	6.5%	5.8%	6.9%	7.5%	5.0%

Expected return on plan as sets	7.4%	8.3%	7.4%	6.0%	6.0%	6.0%

Rate of compensation increase	4.3%	N/A	N/A	3.0%	N/A	N/A

Expected residual active life (in years)	14.5	13.5	13.7	13.0	13.0	15.0

For postretirement benefit measurement purposes, the Company assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 12% and 6% in the pre-age 65 and post-age 65 categories, respectively in 2000 to 10.9% and 5.1%, pre-age 65 and post-age 65, respectively in 2001. In 2001, a one-percentage-point increase in the annual trend rate would have increased the postretirement benefit obligation by €12 million and the pre-tax expense by €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the postretirement benefit obligation by €12 million and the pre-tax expense by €1 million.

Stock Based Compensation

Employee Stock Option Plans

Since its creation through the Merger Transactions on December 8, 2000, Vivendi Universal has adopted two stock option plans under which options may be granted to employees to purchase Vivendi Universal common shares at not less than the fair market value of the shares on the date of the grant. Under the first plan, one third of the outstanding options vest annually over each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date, the remaining one third becomes exercisable at the beginning of the fourth year from the grant date. Under the second plan, which is an exceptional performance-related plan known as the ‘out-performance’ plan, outstanding options vest after six years, but can be accelerated after three years based upon the performance of Vivendi Universal common stock versus a composite of the MSCI and Stoxx Media Indices. Under both plans, outstanding options expire eight years from the date of the grant. Under both French and U.S. GAAP, no compensation expense has been recorded in connection with these plans.

Prior to the Merger Transactions, both Vivendi and CANAL+ had adopted various stock option plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants, at CANAL+, the discounts were between 0% and 10%. Under these plans, outstanding options vest over a 3 to 5 year period from the date of the grant, become exercisable over a 3 to 5 year period from the date of the grant and expire 7 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the CANAL+ option plans were converted to or replaced by Vivendi Universal stock option plans. Under French GAAP, no compensation expense has been recorded in connection with these stock option plans. Under U.S. GAAP, the compensation expense recorded in connection with these plans was €29.9 million, €8.6 million and €85.8 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

In 2001, Vivendi Universal granted stock options to the employees of MP3.com and StudioCanal to replace their existing stock option plans. The fair value of the stock options was recorded in addition to the purchase price. The number of Vivendi Universal stock options on ADSs granted to employees of MP3.com was 846,608. The employees of StudioCanal were granted 1,504,945 Vivendi Universal stock options and 153,972 Vivendi Universal stock options on ADSs.

Transactions involving the combined stock options of Vivendi Universal and CANAL+ Group are summarized as follows:

		Weighted
		Average
		Exercise Price
	Stock Options	of Stock Options
	Outstanding	Outstanding

Balance, December 31, 1998	17,120,786	€22.8

Granted	11,477,378	68.0

Exercised	(2,652,681)	19.8

Cancelled	(42,616)	19.7

Balance, December 31, 1999	25,902,867	46.2

Granted	15,131,761	85.7

Exercised	(2,329,062)	17.3

Cancelled	(126,216)	19.2

Balance, December 31, 2000	38,579,350	67.0

Granted	8,827,226	48.9

Exercised	(1,630,306)	36.8

Cancelled	(180,315)	24.4

Balance, December 31, 2001	45,595,955	61.0

On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADSs. Under both French and U.S. GAAP, no compensation expense has been recorded in connection with the Seagram stock options plans. Transactions involving the stock options on ADSs are summarized as follows:

		Weighted
		Average
		Exercise Price
	ADS Options	of ADS Options
	Outstanding	Outstanding

Balance, December 8, 2000	32,061,549	$54.1

Granted	6,878,697	67.9

Exercised	(116,257)	45.7

Cancelled	(29,941)	56.1

Balance, December 31, 2000	38,794,048	56.6

Granted	7,626,536	55.9

Exercised	(3,520,575)	45.4

Cancelled	(1,204,118)	72.9

Balance, December 31, 2001	41,695,891	56.9

The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

			Weighted
			Average
		Weighted	Remaining		Weighted
	Number	Average	Contractual	Number	Average
Range of Exercise Prices	Outstanding	Exercise Price	Life	Vested	Exercise Price

Stock options in euros

Under €20	185,497	€19.3	0.80	185,497	€19.3

€20-€30	4,328,248	28.2	1.64	2,390,948	20.8

€30-€40	2,047,290	34.4	2.03	26,800	31.3

€40-€50	8,305,941	48.2	7.75	83,665	41.9

€50-€60	4,475,407	51.5	4.29	—	—

€60-€70	5,536,986	64.1	4.78	2,202,820	62.6

€70-€80	14,799,026	76.5	5.48	1,732,367	78.6

€80-€90	3,139,000	83.7	6.90	—	—

€90-€110	5,000	106.4	6.19	—	—

€110-€120	2,773,560	111.4	6.39	—	—

	45,595,955	61.4	5.85	6,622,097	50.1

Stock options on ADSs in U.S. dollars

Under $20	52,524	$7.1	7.37	28,016	$6.0

$20 - $30	38,112	23.0	7.88	18,854	23.3

$30 - $40	5,698,370	36.1	2.33	5,613,356	36.1

$40 - $50	16,763,585	45.3	6.37	9,707,220	46.0

$50 - $60	3,375,431	59.4	7.16	2,954,086	59.5

$60 - $70	7,470,877	67.6	6.92	436,501	64.0

$70 - $80	7,921,848	75.8	8.04	5,480,604	76.2

Over $80	375,144	267.1	7.89	262,476	261.0

	41,695,891	56.9	6.31	24,501,113	54.7

At December 31, 2001, 6,622,097 stock options and 24,501,113 stock options on ADSs were exercisable at weighted average exercise prices of €50.1 and U.S.$54.7, respectively. The options outstanding at December 31, 2001 expire in various years through 2010.

The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

	December 31,

	2001	2000	1999

Expected life (years)	6.3	7.9	6.5

Interest rate	4.9%	4.8%	4.6%

Volatility	35.0%	35.0%	6.5%

Dividend yield	1.0%	1.0%	1.1%

In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary’s stock. A description of the significant plans are as follows:

Vivendi Environnement stock option plans

In June 2000, Vivendi Environnement granted 780,000 stock options on its own shares to its top management. The number of options to be exercised depends of the relative performance of Vivendi Environnement compared to the average performance of the DJStoxx Europe Utilities Index. The exercise price is €32.5. In February 2001, Vivendi Environnement granted 3,462,000 stock options on its own treasury shares. The compensation cost recorded in connection with these stock option plans was €1.0 million and €1.9 million, respectively, for the years ended December 31, 2001 and 2000.

Employee Stock Purchase Plans

Vivendi Universal maintains savings plans that allow substantially all full time non-U.S. employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares are sold to employees at a 15% discount from the lower of the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors and the market price on the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer. The compensation cost recorded in connection with these plans was €1 million, €86 million and €157 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

For U.S. employees, Vivendi Universal will maintain a non-compensatory Employee Stock Purchase Plan (ESPP), qualified under Section 423 of the Internal Revenue Code of 1986, as amended, commencing in 2002.

Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus six times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Société Générale. The compensation cost recorded in connection with Pegasus was €17 million and €10 million, respectively, for the years ended December 31, 2001 and 2000.

Shares sold to employee stock purchase plans are as follows:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros, except share amounts)
Number of shares	2,604,670	8,937,889	6,608,980

Proceeds on sales	€133	€555	€480

Average cost of treasury stock sales	€51	€62	€73

Under U.S. GAAP, the total compensation cost recorded in connection with employee stock purchase plans was €18 million, €96 million and €157 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

The following table reflects pro forma net income and earnings per share had Vivendi Universal elected to adopt the fair value approach of SFAS 123:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros, except per share amounts)
U.S. GAAP net income (loss)

As reported	€(1,135)	€1,908	€246

Pro forma	€(1,616)	€1,850	€194

U.S. GAAP basic earnings (loss) per common share

As reported	€(1.16)	€3.24	€0.48

Pro forma	€(1.57)	€3.14	€0.38

U.S. GAAP diluted earnings (loss) per common share

As reported	€(1.16)	€3.03	€0.48

Pro forma	€(1.57)	€2.89	€0.37